Prime Medicine, Inc.

Annual Report
for the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-41536

PRIME MEDICINE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**84-3097762**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
60 First Street, Cambridge, MA	**02141**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(617) 465-0013

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading symbol(s)	Name of Exchange on Which Registered
Common stock, par value $0.00001 per share	PRME	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑   Smaller reporting company ☑   Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $238,759,057 based on a closing price of $2.47 per share as quoted by the Nasdaq Global Market as of such date. In determining the market value of non-affiliate common stock, shares of the registrant's common stock beneficially owned by officers, directors and affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 20, 2026, there were 180,552,179 shares of Common Stock, $0.00001 par value per share, outstanding.

Table of Contents

References to Prime Medicine

Throughout this Annual Report on Form 10-K, "Prime Medicine," "Prime," "the Company," "we," "us," and "our," and similar expressions, except where the context requires otherwise, refer to Prime Medicine, Inc. and its consolidated subsidiaries, and "our board of directors" refers to the board of directors of Prime Medicine, Inc.

From time to time we may use our website, our X, formerly Twitter, account (@PrimeMedicine) or our LinkedIn profile at https://www.linkedin.com/company/prime-medicine to distribute material information. Our financial and other material information is routinely posted to and accessible on the Investors section of our website, available at www.primemedicine.com. Investors are encouraged to review the Investors section of our website because we may post material information on that site that is not otherwise disseminated by us. Information that is contained in and can be accessed through our website or our social media is not incorporated into, and does not form a part of, this Annual Report on Form 10-K.

We intend to apply for various trademarks that we use in connection with the operation of our business. This Annual Report on Form 10-K may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this Annual Report on Form 10-K is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report on Form 10-K may appear without the ®, SM and ™ symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Cautionary Note Regarding Forward-looking Information

This Annual Report on Form 10-K contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, contained in this Annual Report on Form 10-K, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, and objectives of management, are forward-looking statements. The words "anticipate," "believe," "envision," "estimate," "expect," "goal," "intend," "may," "plan," "predict," "project," "strategy," "target," "potential," "will," "would," "could," "should," "continue," "contemplate," "vision" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Our business and our forward-looking statements in this Annual Report on Form 10-K involve substantial known and unknown risks and uncertainties, including, among other things, the risks and uncertainties inherent in our statements regarding:

- the initiation, timing, progress and results of our research and development programs, product candidates, and ongoing and future preclinical studies and future clinical trials;

- our ability to demonstrate, and the timing of, preclinical proof-of-concept *in vivo* for multiple programs;

- our ability to advance any current and future product candidates that we may identify and successfully complete any clinical trials, including the manufacture of any such product candidates;

- our ability to pursue our areas of focus and any other additional programs we may advance;

- our ability to quickly leverage programs within our initial target indications and to progress additional programs to further develop our pipeline;

- the timing of our investigational new drug, or IND, application submissions;

- the ability of our Prime Editing technology to address unmet medical needs in patients;

- the implementation of our strategic plans for our business, programs and technology;

- the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our Prime Editing technology;

- developments related to our competitors and our industry;

- our ability to leverage the clinical, regulatory, and manufacturing advancements made by gene therapy and gene editing programs to accelerate our clinical trials and approval of product candidates;

- our ability to maintain existing collaborations or strategic relationships, to identify and enter into future license agreements and collaborations on favorable terms, if at all, and to realize the intended and potential benefits of such agreements and collaborations;

- developments related to our Prime Editing technology;

- regulatory developments in the United States and foreign countries;

- our ability to attract and retain key scientific and management personnel;

- the accuracy of our estimates regarding our expenses, capital requirements and needs for additional financing;

- our planned regulatory interactions with the U.S. Food and Drug Administration, or FDA, based on the data from our Phase 1/2 trial of PM359 for the treatment of chronic granulomatous disease, or CGD, and the outcomes of any such interactions;

- our ability to maintain an effective system of internal controls;

- the effect of unfavorable macroeconomic conditions or market volatility resulting from national or global economic conditions or geopolitical developments, including high inflation and capital market disruptions,

changes in or disruptions of U.S. governmental agencies, whether from a U.S. federal government shutdown or reduced resources, new or increased international tariffs and retaliatory tariffs, trade protection measures, economic sanctions and economic slowdowns or recessions that may result from such developments which could harm our research and development efforts as well as the value of our securities and our ability to access capital markets;

- our expectations regarding the anticipated timeline of our cash runway, future financial performance and our ability to continue as a going concern; and

- other risks and uncertainties, including those listed under the caption "Risk Factors."

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and these statements may be affected by inaccurate assumptions or by known or unknown risks and uncertainties. You should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in this Annual Report on Form 10-K, particularly in the "Summary of the Material Risks Associated with Our Business" and "Risk Factors" sections, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Unless otherwise disclosed, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments we may make or enter into.

You should read this Annual Report on Form 10-K and the documents that we reference herein and have filed as exhibits to this Annual Report on Form 10-K or other filings with the Securities and Exchange Commission, or the SEC, completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this Annual Report on Form 10-K are made as of the date hereof, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise after the date of such statements, except as required by applicable law.

This Annual Report on Form 10-K also contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Such information is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained statistical and other industry and market data from our own internal estimates and research, as well as from reports, industry publications and research, surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this Annual Report on Form 10-K, their estimates, in particular as they relate to projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the sections titled "Summary of the Material Risks Associated with Our Business" and "Risk Factors."

Summary of the Material Risks Associated with Our Business

Our business is subject to a number of risks that if realized could materially affect our business, financial condition, results of operations, cash flows and access to liquidity. These risks are discussed more fully in the "Risk Factors" section of this Annual Report on Form 10-K. Our principal risks include the following:

- We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

- Because our existing cash, cash equivalents, and investments will not be sufficient to fund our operations, as currently planned, for more than one year beyond the filing date of this Annual Report on Form 10-K, we have determined that there is substantial doubt regarding our ability to continue as a going concern.

- We will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, eliminate or prioritize among our research and product development programs or future commercialization efforts.

- Gene editing, including platforms such as Prime Editing, is a relatively new technology that has not been extensively clinically validated for human therapeutic use. The approach we are taking to discover and develop novel therapeutics is unproven and may never lead to marketable products. We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

- Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. Because gene editing is novel and the regulatory landscape that will govern our current and future product candidates is uncertain and may change, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for our current and future product candidates.

- We may enter into collaborations with collaborators and strategic partners such as Beam Therapeutics Inc., or Beam, or other third parties for the research, development, delivery, manufacturing and commercialization of Prime Editing technology and certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to capitalize on the market potential of our Prime Editing platform or product candidates.

- If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

- If we are unable to obtain and maintain patent and other intellectual property protection for any product candidates we develop and for our Prime Editing technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours and our ability to successfully commercialize any product candidates we may develop and our Prime Editing technology may be adversely affected.

- Our rights to develop and commercialize our Prime Editing platform technology and product candidates are subject to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

- Our in-licensed issued patents and owned and in-licensed patent applications may not provide sufficient protection of our Prime Editing technologies and our future product candidates or result in any competitive advantage.

- The intellectual property landscape around the technologies we use or plan to use, including gene editing technology, is highly dynamic, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and may prevent, delay or otherwise interfere with our product discovery and development efforts.

- We expect to expand our research, development, delivery, manufacturing, commercialization, regulatory and future sales and marketing capabilities over time, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

- The FDA the European Medicines Agency, or the EMA, and the National Institutes of Health, or NIH, have demonstrated caution as well as concern regarding potential long term impacts in their regulation of gene therapy treatments, and ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of any product candidates we may develop, which may be difficult to predict.

PART I

ITEM 1. Business

Overview

We are a biotechnology company focused on developing a new class of genetic medicines designed to provide durable, and potentially curative, treatment options for patients with diseases driven by defined genetic alterations, acquired cellular dysfunction, or dysregulated gene expression. Our approach is grounded in Prime Editing, a next-generation gene editing technology that enables targeted modifications to genomic DNA without introducing double-stranded breaks. We believe Prime Editing represents the most versatile and precise method for rewriting, replacing, or repairing DNA sequences and may allow us to address a broad spectrum of diseases with an improved safety and specificity profile relative to earlier editing technologies. We are advancing a pipeline of wholly owned *in vivo* programs targeting diseases of the liver, Cystic Fibrosis, or CF, programs with the support of the Cystic Fibrosis Foundation, or CFF, and partnered *ex vivo* programs with Bristol-Myers Squibb, or BMS, supported by our modular delivery and Prime Editor platform. Early clinical data from our *ex vivo* program, PM359 for CGD, have demonstrated restoration of functional protein activity in treated patients, providing clinical validation of Prime Editing and a potentially curative treatment for CGD patients.

Genetic diseases affecting the liver and lung, as well as hematologic disorders addressed through *ex vivo* editing, represent our initial development priorities. Many of these diseases arise from well-characterized mutations, have established natural histories, and impose meaningful clinical burdens on patients, caregivers and physicians despite available standard-of-care therapies. We believe these attributes enable efficient clinical development, clear biomarker-driven readouts, and the potential to demonstrate meaningful patient benefit in early-stage clinical studies.

Our lead program, PM577 for Wilson Disease, is designed to initially correct the H1069Q mutation in the ATP7B gene and is supported by preclinical data showing targeted correction and restoration of copper homeostasis in animal models. We are also developing follow-on Prime Editors capable of addressing additional ATP7B mutations, enabling a modular and efficient expansion of the Wilson franchise. In addition, PM647 is being advanced for alpha-1 antitrypsin deficiency, or AATD, another liver targeted disease with substantial unmet need. Beyond these efforts, we are progressing a program in CF using Prime Editing delivered via lipid nanoparticles, or LNPs, or adeno-associated viruses, or AAVs.

We have constructed an integrated Prime Editing platform engineered to support rapid iteration, standardized manufacturing, and shared toxicology and Chemistry, Manufacturing, and Controls, or CMC, pathways across programs, thereby enabling efficient advancement of multiple therapeutic candidates. By maintaining core delivery and editor components while altering program-specific guide RNAs and repair templates, we believe we can leverage platform-level knowledge to expedite new candidate identification and streamline IND-enabling activities, especially within common tissues.

Our organization is intentionally structured to support clinical development and regulatory engagement as we prepare for multiple parallel clinical trials. We are investing in scalable manufacturing and quality systems capable of supporting clinical supply for our lead programs. Consistent with industry practice, we also seek to augment our internal capabilities through collaborations. Our partnership with BMS, focused on applying Prime Editing to *ex vivo* T-cell engineering, reflects the potential applicability of Prime Editing across therapeutic modalities. We believe the insights gained through this collaboration may inform future applications of Prime Editing in immunology and oncology.

Looking ahead, our strategy is to advance Prime Editing programs through clinical development, leverage our modular platform to expand into additional indications, and pursue disciplined portfolio prioritization anchored in clear scientific, development, and commercial criteria. We expect our focus on liver-directed *in vivo* editing, combined with the modularity of our platform, will allow us to build a pipeline with breadth and depth while maintaining operational efficiency and disciplined capital deployment. Ultimately, our goal is to translate Prime Editing into a clinically and commercially validated therapeutic modality for the treatment across an array of severe genetic diseases and tissue types.

Prime Editing Technology

Prime Editing is a gene editing approach that uses a Cas9 nickase fused to a reverse transcriptase and guided by a prime editing guide RNA, or pegRNA, to introduce defined edits at specified genomic locations. Unlike CRISPR nuclease systems that rely on double-stranded DNA breaks, or DSBs, and endogenous repair pathways such as non-homologous end joining, Prime Editing creates a single-stranded nick and directs the incorporation of a desired edit through reverse transcription using the pegRNA as a template. This method enables the precise correction, insertion, deletion, or replacement of DNA sequences and is capable of addressing a wide range of genetic abnormalities, including those not amenable to base editing or traditional homology-directed repair approaches.

The pegRNA used in Prime Editing contains three functional components: (i) a spacer sequence that directs the Prime Editor to the target genomic locus; (ii) a primer binding site that anneals to the nicked target DNA strand; and (iii) a reverse transcription template that encodes the desired edit. Upon binding to the target site, the Cas9 nickase creates a single-stranded break, enabling hybridization of DNA to the primer binding site of the pegRNA to initiate reverse transcription. The reverse transcriptase enzyme then extends the DNA strand using the pegRNA as a template, and the edit-containing DNA strand is incorporated through endogenous repair mechanisms.

We believe Prime Editing offers several potential advantages. Because it does not require DSBs, it eliminates the formation of indels, chromosomal rearrangements, or large-scale genomic disruptions, each of which has been observed with nuclease-based genome editing. Prime Editing also enables multi-base edits, transversion base pair edits, and the installation or removal of long DNA sequences, allowing for broad applicability across mutation types. Preclinical data across various disease models have demonstrated high editing efficiencies with undetectable off-target activity. As a platform, Prime Editing benefits from modular design principles: core editing machinery can be paired with disease-specific pegRNAs, enabling rapid adaptation to new targets while maintaining consistent delivery and CMC characteristics.

We have developed a suite of Prime Editors optimized for different cell types and genomic contexts. These include Prime Editor variants with enhanced activity, increased specificity, expanded PAM compatibility, and/or reduced size which can be delivered by LNP or AAV. Our platform uses systematic, high-throughput screening of Prime Editor components to identify optimal combinations of guide RNAs, reverse transcriptase templates, Cas9, and reverse transcriptase, or RT, protein variants tailored to specific gene targets and programs. We believe continued innovation in editor engineering, guide design, and delivery technologies will support the expansion of Prime Editing across therapeutic areas.

Differentiation of Prime Editors vs. CRISPR Nucleases, Base Editors, and RNA Editors

The gene editing landscape includes several modalities, each with distinct mechanisms, capabilities, and risk profiles. Prime Editing is differentiated from CRISPR nucleases, base editors, and RNA editing tools on multiple dimensions, including precision, versatility, and expected genomic stability.

CRISPR nucleases, such as Cas9 and Cas12a, introduce DSBs at target sites, triggering endogenous DNA repair mechanisms that can result in unintended insertions or deletions (indels). These outcomes can disrupt gene function and may lead to chromosomal rearrangements or translocations. While nuclease-based editing has demonstrated clinical efficacy for disruption of genes or regulatory elements through the formation of indels, the risk of DSB-associated genomic instability remains a consideration. By contrast, Prime Editing uses a single-strand nick, which reduces reliance on error-prone repair pathways and is associated with a lower frequency of indels or structural variants in preclinical studies. Moreover, Prime Editing is capable of making a variety of precise edits including those that directly correct pathogenic variants.

Base editors primarily perform targeted C•G-to-T•A or A•T-to-G•C conversions without generating DSBs but are constrained to specific substitution types and may introduce bystander edits at adjacent nucleotides within the editing window. These unintended edits may alter protein function or introduce novel variants with unknown effects. Prime Editing enables broader editing outcomes, including transversions, multi-base corrections, and small insertions and deletions, while eliminating bystander activity through the use of a reverse transcription template that encodes only the intended edit.

RNA editing technologies, including ADAR-based tools, modify RNA transcripts rather than genomic DNA. These approaches enable transient modification of gene expression but do not provide permanent correction and must be repeatedly administered to maintain therapeutic effect. Furthermore, RNA editing is typically limited to A-to-I or C-to-U transitions and cannot address many pathogenic variants. Prime Editing produces permanent genomic changes and can address mutation types not amenable to RNA editing.

Across multiple preclinical programs, including Wilson Disease and AATD, Prime Editing has demonstrated high editing efficiencies and favorable specificity profiles. For example, our lead Wilson program has shown targeted correction exceeding 80% in humanized mouse models with normalization of disease-relevant biomarkers with no detectable off-target editing. In AATD, comparative analyses with other gene editing approaches have highlighted Prime Editing's ability to restore wild-type protein expression. While clinical data will be required to determine the relative benefits of each modality, we believe Prime Editing has the potential to enable precise and durable correction across a broad range of genetically defined diseases.

Prime Editing Platform Architecture

The core components of our platform include the Prime Editor enzyme, pegRNAs, and delivery vehicles. We use Cas9 nickase-reverse transcriptase fusion proteins engineered for enhanced activity and specificity. For pegRNA design, our modular process incorporates computational modeling, high-throughput screening, and empirical testing to identify optimal guide and template configurations. This design framework allows us to rapidly adjust pegRNAs for new mutations while maintaining the same underlying editor and delivery system.

Modularity and Development Efficiency

Modularity is central to our platform. The core editing machinery and delivery system can be held constant while substituting mutation-specific pegRNAs and, frequently, the mRNA. Modular design supports several anticipated efficiencies:

- High-Throughput Modular Editor Screening: Our systematic screening of editor variants and pegRNA constructs allows us to identify optimal combinations for each target with reduced development timelines.

- Shared Toxicology Framework: When delivery systems and editors are conserved, toxicology packages may be broadly informative across programs. This approach supports the rationale for an umbrella-IND strategy in certain mutation clusters, such as Wilson Disease, where multiple ATP7B mutations may be addressed using editors delivered via the same LNP backbone.

- Shared CMC and Manufacturing Pathways: Retaining common LNP compositions and editor constructs across programs allows us to leverage prior manufacturing experience, reduce analytical complexity, and streamline scale-up.

- Guide-RNA Swapping and Mutation-Specific Scalability: Because only the pegRNA sequence changes to address a new mutation, we can generate follow-on candidates rapidly and evaluate them using standardized *in vitro* and *in vivo* assays.

- Clinical Development: Conserved delivery systems and editor architectures across programs enables harmonized clinical trial designs, shared biomarker strategies, and standardized dose-escalation frameworks. This modularity has the potential to reduce protocol complexity, support cross-program learning, and improve capital efficiency as multiple mutation-specific candidates advance through clinical development.

- Regulatory: Consistency in editor components, delivery systems, and manufacturing processes may facilitate more efficient regulatory interactions by allowing prior nonclinical, CMC, and clinical experience to inform subsequent submissions. We believe this platform-level continuity supports a more predictable regulatory review process, particularly for follow-on candidates targeting distinct mutations within the same gene or disease area.

Corporate Strategy

Our corporate strategy is designed to advance Prime Editing as a differentiated therapeutic modality, with a focus on operational discipline, scientific rigor, and development credibility. We intend to pursue a sequenced development approach that emphasizes indications with clear genetic etiology, substantial unmet medical need, and well-defined clinical and regulatory pathways. Liver-directed diseases represent our initial strategic priority because they are driven by mutations in genes expressed in hepatocytes, generally rely on established biomarkers and imaging modalities for assessing treatment response, and are amenable to LNP-based systemic delivery. These characteristics support efficient early clinical development and alignment with regulatory agencies.

A core strategic objective is to utilize the modularity of our Prime Editing platform to expand our pipeline while maintaining development efficiency. By conserving our Prime Editor architecture and LNP delivery system across programs, we aim to reduce CMC and toxicology burden for follow-on candidates and potentially enable umbrella regulatory strategies in diseases with heterogeneous mutation landscapes and across diseases utilizing shared Prime Editing components. This approach is particularly relevant for Wilson Disease, where multiple ATP7B mutations account for a large portion of the global patient population. Through continued investment in editor optimization and guide design, we intend to develop and advance mutation-specific editors that leverage shared platform components.

We also seek to maintain disciplined portfolio prioritization. As disclosed in prior periods, we narrowed our internal focus from a broader set of early-stage programs to a concentrated pipeline centered on *in vivo* liver-directed editing, where we believe Prime Editing can offer the most immediate clinical and regulatory impact. We intend to evaluate additional indications using a structured framework that considers scientific feasibility, clinical and regulatory tractability, and long-term commercial value. Future investments will be guided by a balanced assessment of risk, resource requirements, and strategic value.

Partnerships represent another core component of our strategy. We intend to collaborate with organizations that offer complementary capabilities, such as cell therapy expertise, manufacturing scale, or disease-area specialization. Our partnership with BMS exemplifies this approach, enabling the application of Prime Editing to *ex vivo* T-cell engineering without diverting internal resources from our core *in vivo* pipeline. We will continue to evaluate collaborations that allow us to expand the reach of Prime Editing and bolster our financial resources while focusing internal efforts on areas of highest strategic priority.

Finally, we are investing in manufacturing, quality systems, and regulatory infrastructure to support the advancement of multiple programs into clinical trials. These investments include LNP manufacturing processes, analytical method development, and IND-enabling studies. We intend to maintain readiness for multiple IND/ Clinical Trial Application, or CTA, submissions and to support the transition to clinical-stage operations, including potential early-phase trial execution and regulatory interactions.

Pipeline Overview

Our pipeline includes wholly owned *in vivo* programs targeting liver genetic diseases - Wilson Disease, AATD - as well as early-stage discovery efforts in CF. In addition, our PM359 program in chronic granulomatous disease serves as a validation of Prime Editing in humans and we plan to submit a BLA following final regulatory alignment. We also have a collaboration with BMS to apply Prime Editing to *ex vivo* T-cell engineering for oncology and immunology indications.

PM359 for Chronic Granulomatous Disease

Clinical Overview and Data Summary

PM359 is an *ex vivo* Prime Editing program designed to correct the ΔGT mutation in the NCF1 gene, the most common cause of CGD. We believe this program provides important validation of Prime Editing in human cells. In a Phase 1/2 clinical study conducted in patients undergoing autologous hematopoietic stem cell transplantation, PM359 demonstrated rapid and durable restoration of NADPH oxidase activity to levels exceeding established therapeutic thresholds, accompanied by prompt neutrophil and platelet engraftment within two to three weeks post-transplant. Both patients remained free of new CGD-related complications or significant intercurrent illness during follow-up, with one patient showing improvement in inflammatory markers, supporting the potential for clinically

meaningful disease modification rather than biomarker correction alone. No serious adverse events attributable to Prime Editing were reported as of disclosed data cutoffs.

Scientific Importance

The PM359 clinical data support the feasibility of Prime Editing in human cells, providing evidence of on-target correction, restoration of protein function, and clinically meaningful cellular activity. These results contribute to the validation of Prime Editing as a therapeutic modality and inform our ongoing development of *in vivo* programs.

Regulatory and Clinical Development Plans

Given the severity of CGD, its limited patient population and encouraging initial clinical data, we believe there may be an expedited path forward to ensure patient access to PM359. Discussions are underway with the FDA to explore a potential accelerated path to approval in the United States.

PM577 for Wilson Disease

Disease Background and Prevalence

Wilson Disease is a rare autosomal recessive disorder caused by loss-of-function mutations in ATP7B, a copper-transporting ATPase expressed in hepatocytes. This commonly results in impaired biliary copper excretion and copper accumulation in the liver, brain, and other tissues. The condition affects an estimated 1 in 30,000 individuals across the United States, Europe, and Japan. The H1069Q mutation is the most prevalent variant in North America and Europe, accounting for approximately 30% to 50% of affected individuals in the United States. Six of the most common mutations – including H1069Q and R778L – account for up to 26,000 patients across the United States, Europe, and Japan. Clinical manifestations range from hepatic steatosis and compensated cirrhosis to acute liver failure and neurological impairment. Existing standard-of-care therapies include copper chelators and zinc salts, which require lifelong adherence, are associated with significant pill burden, have tolerability issues, and reflect a disease paradigm with a continued high unmet need.

Prime Medicine's Therapeutic Approach

PM577 is an *in vivo* Prime Editing candidate designed to correct the H1069Q mutation and restore ATP7B function in hepatocytes. Because only a single nucleotide is altered in the H1069Q variant, PM577 is designed to rewrite this specific position to restore expression of the wild-type ATP7B protein and reestablish copper transport and excretion. PM577 comprises a Prime Editor enzyme delivered with a mutation-specific pegRNA via our universal liver-targeted LNP. We have optimized our liver-targeted LNP for hepatocyte delivery with a goal of high on-target editing, and no detectable off-target activity in pre-clinical models.

Key Preclinical Data

Preclinical studies of PM577 have demonstrated efficient correction of the H1069Q mutation *in vitro* and *in vivo*. In a partially humanized homozygous H1069Q mouse model, Prime Editing achieved greater than 80% correction of hepatocytes at clinically relevant doses. Importantly, copper-64 PET imaging showed restoration of physiological copper distribution, including normalization of hepatic copper metabolism by eight weeks post-treatment and increased fecal copper excretion consistent with wild-type animals. Histological and biochemical analyses confirmed reductions in hepatic copper concentrations, and no off-target edits were detected in initial assessments.

Regulatory and Clinical Development Plans

We plan to submit an IND/CTA for PM577 in 1H 2026. The planned Phase 1/2 clinical trial is expected to enroll adult patients with H1069Q-variant Wilson Disease who are maintained on standard-of-care therapies at baseline. Consistent with regulatory precedent in metabolic liver diseases, primary endpoints will focus on safety and tolerability, with secondary endpoints including changes in ceruloplasmin, serum copper, urinary copper, and imaging-based assessment of copper distribution. We expect to obtain initial clinical data in 2027, subject to regulatory clearance and trial execution.

Follow-on Wilson Editors (R778L and other variants)

Variant Background and Prevalence

In addition to H1069Q, multiple ATP7B mutations contribute to Wilson Disease pathogenicity. The R778L variant is particularly prevalent in Asian populations, accounting for up to 35% of individuals with Wilson Disease in Japan and representing up to 10% of cases in the United States. Similar to H1069Q, these variants impair ATP7B trafficking and copper transport, leading to progressive hepatic and neurological disease.

Modular Development Approach

Our follow-on Wilson Disease candidates are designed to correct R778 variants using the same LNP and editor architecture as PM577, with only the pegRNA template varied. This modular design has enabled us to identify multiple editors capable of achieving >90% correction of R778L in fully humanized mouse models, supported by modular editor-component screening and guide-RNA optimization.

Umbrella-IND Implications

Given the shared delivery system, editor backbone, and manufacturing processes across H1069Q and R778 programs, we are evaluating an umbrella-IND strategy that could allow multiple ATP7B-targeting candidates to be advanced under a single regulatory framework. This approach, if aligned with regulatory feedback, could streamline development and reduce incremental toxicology and CMC requirements for follow-on editors. The modularity of our Prime Editing platform, including guide swapping and standardized LNP formulations, underpins this potential regulatory efficiency.

PM647 for AATD

Disease Background and Unmet Need

AATD is a genetic disorder caused by mutations in the SERPINA1 gene, resulting in production of misfolded Z-AAT protein (PiZZ genotype) that accumulates in the liver and leads to hepatocellular injury, cirrhosis, and increased risk of hepatocellular carcinoma. AATD also causes progressive lung disease due to insufficient circulating AAT. In the United States, approximately 100,000 individuals – many of whom are undiagnosed - have AATD, with PiZZ patients representing the most severe form. Currently available treatments primarily address pulmonary manifestations and do not correct the underlying hepatic pathology. Liver transplantation is the only curative option for advanced disease.

Prime Medicine's Therapeutic Approach

PM647 is designed to correct the Z-AAT mutation in hepatocytes via *in vivo* Prime Editing delivered with our universal liver-targeted LNP. By rewriting the disease-causing E342K substitution to restore wild-type M-AAT protein sequence, PM647 aims to reduce accumulation of toxic Z-AAT polymers in hepatocytes and reestablish systemic AAT levels. The biology of AATD, including the relationship between genotype and hepatic burden, makes it an attractive candidate for precise allele correction. Importantly, we believe that Prime Editing offers a potential best-in-class approach given the lack of bystander edits, off-target editing profile and ability for patients' normal physiology to modulate AAT levels under native transcriptional control – which is critical for protection of the lung from acute inflammatory insults, such as viral infection.

Key Preclinical Data

In preclinical *in vivo* studies, PM647 demonstrated efficient and dose-dependent correction of the disease-causing mutations in SERPINA1 in hepatocytes, resulting in near complete restoration of wild-type M-AAT protein expression at clinically relevant dose levels. This correction translated into robust production of corrected M-AAT protein, with M-AAT representing the majority of total human AAT isoforms detected in treated animals. Consistent with these findings, circulating serum M-AAT concentrations increased into or above the normal human reference range following PM647 administration, while untreated control animals showed no detectable M-AAT protein. We

believe these data support a direct relationship between *in vivo* Prime Editing–mediated correction, restoration of wild-type protein expression, and systemic exposure to functional AAT at levels associated with clinical relevance.

Regulatory and Clinical Development Plans

We expect to submit an IND/CTA for PM647 in mid-2026 with initial clinical data anticipated in 2027.

Cystic Fibrosis Program

Disease Background and Genetic Heterogeneity

CF is caused by mutations in the CFTR gene, which impair chloride transport and lead to progressive pulmonary, gastrointestinal, and pancreatic disease. More than 2,000 CFTR variants have been identified, with a subset of mutational clusters accounting for the majority of clinical cases. While small-molecule modulators have transformed CF care, a substantial portion of patients either cannot tolerate modulators or harbor mutations that are not responsive to current therapies. We believe gene editing approaches hold the potential to restore CFTR function at the genomic level.

Prime Editing Approach for CF

We are evaluating Prime Editing strategies to correct CFTR mutations through *in vivo* delivery to airway epithelial cells focusing on direct delivery to the airway. To enable delivery to the lung, we are assessing both LNP and AAV delivery modalities in parallel. Our early research initially focuses on mutation clusters where Prime Editing may restore full-length CFTR function.

Development Stage

The program is currently in the lead optimization phase. Key activities include identification of mutation-specific editing strategies, optimization of editor variants for airway tissue, and characterization of delivery performance in epithelial models. We expect to progress toward IND-enabling activities following completion of preclinical proof-of-concept studies, with initial candidates anticipated to leverage platform learnings from our liver-directed programs.

Our License and Collaboration Agreements

Research Collaboration and License Agreement with BMS

In September 2024, we entered into a research collaboration and license agreement, or the BMS Collaboration Agreement, with Juno Therapeutics, Inc., a wholly owned subsidiary of BMS, or Juno.

Under the terms of the BMS Collaboration Agreement, we granted to BMS an exclusive worldwide license to certain Prime Editing technology for developing, manufacturing and commercializing *ex-vivo* T-cell therapeutic products directed to select targets. We are responsible for designing the Prime Editing reagents to be used by BMS.

We received a $55.0 million upfront payment under the BMS Collaboration Agreement and a $55.0 million equity investment under a Securities Purchase Agreement with BMS. We are also eligible to receive more than $3.5 billion in milestones, including up to $185.0 million in preclinical milestones, up to $1.2 billion in development milestones and up to $2.1 billion in commercialization milestones, along with royalties on net sales.

Unless earlier terminated, the term of the BMS Collaboration Agreement continues until expiration of the last royalty term for the applicable product in the applicable country. The BMS Collaboration Agreement is subject to customary termination provisions, including termination by a party for the other party's uncured, material breach.

Cystic Fibrosis Foundation

2024 Agreement

In January 2024, we entered into an agreement with CFF, or the 2024 CFF Agreement, under which CFF agreed to provide up to $15.0 million, payable in multiple tranches, to support the development of Prime Editors for the

treatment of CF. We are obligated to return any of the funding not used in development of the program covered by the 2024 CFF Agreement.

In return, we have agreed to pay to CFF royalties on future sales of any products covered under the 2024 CFF Agreement, to be determined based on the aggregate annual net sales of products and net amount of funding received by us. In addition, in the event of a sale, license or transfer to a third-party of rights in the technology developed under the 2024 CFF Agreement, or a change of control transaction, we will pay a percentage of the proceeds received to CFF, up to 2.5 times the net funding received.

2025 Agreement

In July 2025, we entered into an agreement with CFF, or the 2025 CFF Agreement and together with the 2024 CFF Agreement, the CFF Agreements, under which CFF agreed to provide up to $24.0 million in additional funding to accelerate the development of Prime Editors designed to permanently correct CF-related lung disease. The $24.0 million funding includes two equal tranches, subject to certain closing conditions and scientific milestones. The first tranche included a $6.0 million cash funding, or Royalty Funding, and a $6.0 million equity investment in our company. Any proceeds under the second tranche are payable subject to achieving specific milestones which have not been achieved to date. We are obligated to return any of the Royalty Funding not used in development of the program covered by the 2025 CFF Agreement.

In return, we have agreed to pay to CFF royalties on future sales of any products covered under the 2025 CFF Agreement, to be determined based on the aggregate annual net sales of products and net amount of Royalty Funding received by us. In addition, in the event of a sale, license or transfer to a third-party of rights in the technology developed under the 2025 CFF Agreement, or a change of control transaction, we will pay a percentage of the proceeds received to CFF, up to 2.5 times the net Royalty Funding received.

CFF's additional investment builds on initial funding received under the 2024 CFF Agreement.

License agreements with Broad Institute

In September 2019, we entered into a license agreement with Broad Institute, or the Broad License Agreement, and in May 2020, February 2021, December 2022, September 2024, and September 2025 we entered into amendments to that Broad License Agreement. Under the Broad License Agreement, Broad Institute grants to us certain rights and licenses under certain patent rights it owns or controls related to editing of DNA sequences using a Prime Editor. Certain of the licensed patent rights are co-owned by Broad Institute with the Massachusetts Institute of Technology, or MIT, and Harvard University, or Harvard, and certain are co-owned by Broad Institute with Harvard. In December 2022, following the timely exercise of an option under an existing option agreement with Broad Institute we entered into a second license agreement with Broad Institute, or the 2022 Broad License Agreement. Under the 2022 Broad License Agreement, Broad Institute grants to us certain rights and licenses under certain patent rights it owns or controls related to MMR inhibition and prime editing improvements. The licensed patent rights are co-owned by Broad Institute with Harvard, The Trustees of Princeton University, or Princeton, and The Regents of the University of California, or University of California.

Broad License Agreement

The licenses Broad Institute grants to us under the Broad License Agreement are limited to the field of prevention or treatment of human disease, and most licenses granted to us under the Broad License are further limited to the prevention or treatment of human disease by editing (including modifying or converting) or targeting DNA *ex vivo*, *in vivo*, or through xeno-transplantation methods. We refer to this field as the Prime Broad Field.

Under the Broad License Agreement, Broad Institute grants to us (i) an exclusive, worldwide license under the licensed patent rights solely to offer for sale, sell, have sold and import products covered by such licensed patent rights, or licensed products, solely for use within the Prime Broad Field (subject to certain specified limitations and exclusions with respect to certain applications), (ii) a non-exclusive, worldwide license under the licensed patent rights solely to make, have made, offer for sale, sell, have sold, and import licensed products solely for use in the Prime Broad Field, (iii) a non-exclusive, worldwide license under the licensed patent rights solely to make, have made, offer for sale, sell, have sold and import other products that are enabled by (a) the licensed patent rights or (b)

the use of certain materials transferred to us by Broad Institute, solely for the prevention or treatment of human diseases, which we refer to as enabled products, and (iv) a non-exclusive, worldwide license solely for internal research.

All of the above license grants specifically exclude human germline modification, the stimulation of biased inheritance of particular genes or traits within a plant or animal population, and certain modifications of the tobacco plant, and are subject to certain retained rights of Broad Institute, MIT and Harvard and the U.S. federal government. Broad Institute also retains certain rights for itself, MIT and Harvard and for other non-for-profit research organizations and government agencies to practice the licensed patent rights for research, teaching, educational and scholarly purposes. In addition, because an employee of the Howard Hughes Medical Institute, or HHMI, was an inventor on certain of the licensed patent rights, the licenses granted to us with respect to such patent rights are subject to a non-exclusive, irrevocable, worldwide license to HHMI to exercise any such patent rights for research purposes.

We are permitted to sublicense the licensed patent rights to our affiliates and third parties, subject to certain requirements, including that any such sublicense agreement be in compliance with and be consistent with the terms of the Broad License Agreement. In addition, any such sublicense agreement must include certain customary provisions to ensure our ability to comply with the Broad License Agreement. We are also responsible for any breaches of a sublicense agreement by the applicable sublicensee and for all payments due to Broad Institute under the Broad License Agreement by operation of any such sublicense.

Our licenses are subject to Broad Institute's inclusive innovation model, pursuant to which Broad Institute retains the right, under specified circumstances, to grant to third parties (other than specified competitors of ours) licenses under the licensed patent rights that would otherwise fall within the scope of the exclusive license granted to us. If a third party provides Broad Institute with a bona fide proposal to develop a product covered by the licensed patents and directed to a particular gene target, Broad Institute may notify us of the proposal, including the identity of such gene target and the proposing third party. Broad Institute is not required to share any other information provided by the requester with us in connection with the inclusive innovation model. Within a specified time period following such notification, we may provide Broad Institute with evidence that either (i) we (ourselves, or through our affiliates or sublicensees) are currently developing one or more licensed products directed to the applicable gene target or (ii) we have a good faith interest in developing licensed products directed to such gene target (ourselves, or through our affiliates or sublicensees) or sublicensing our rights to such gene target directly to such third party or another third party. If we notify Broad Institute that we are currently developing licensed products directed to such gene target or that we have a good faith interest in developing licensed products directed to such gene target, we have a specified period of time to evidence such activities or interest by providing Broad Institute with a development plan and either continuing or commencing, respectively, such activities under such development plan. We must continue to use commercially reasonable efforts to continue to progress such activities. If we notify Broad Institute that we have a good faith interest in sublicensing our rights to such third party or another third party, we have a specified period of time to negotiate and enter into a sublicense agreement with a third party. If we (i) notify Broad Institute that we are not interested in developing such product (internally or with another third party) or do not respond to the proposed product notice, or (ii) notify Broad Institute of our interest as outlined above and do not complete or, for an internal program, commence, those activities within the specified time periods, Broad Institute has the right, subject to certain conditions, to terminate our rights to such gene target and may grant to such proposing third party an exclusive or non-exclusive license under the patent rights to exploit products covered by the licensed patent rights and directed to such gene target, which we refer to as a march-in license. Broad has not yet granted any march-in license to a third party.

In addition to the inclusive innovation model, our licenses are also subject to Broad Institute's right to designate a single-digit number of gene targets per year in which it has a good faith interest in reserving for its own development of products covered by the patent rights directed to such gene targets. Such reserved gene targets are referred to as a reserved Broad Institute targets. If Broad Institute notifies us that it desires to exercise such right for a given gene target, and we do not, within a specified time period, evidence that we (ourselves or through an affiliate or sublicensee) have an on-going program or good faith interest in pursuing a program for Prime Editor products for such gene target, Broad Institute may terminate our license with respect to such gene target, with such gene target becoming a reserved Broad Institute target. We have a right to negotiate a sublicense with a third-party for-profit company interested in licensing the rights to such reserved Broad Institute targets, which we must complete within a

specified period of time, after which Broad Institute may grant such rights to such third party. Broad Institute has not yet exercised its right to designate any reserved gene targets.

Under the Broad License Agreement, we are required to use commercially reasonable efforts to develop licensed products in the Prime Broad Field in accordance with a development plan that we prepared and submitted to Broad Institute, which includes several developmental milestones for licensed products that we are required to meet within a specified number of years. We may update the development plan from time to time if we believe, in our good faith judgment, that such update is needed to improve our ability to meet such development milestones. Broad Institute has the right to terminate the Broad License Agreement if we fail to use commercially reasonable efforts or to achieve a development milestone, subject to our right to extend or amend such milestone in accordance with certain procedures. We may request an extension of the development milestone timelines by providing a reasonable explanation and plan to Broad Institute, and following Broad Institute's approval of the request to delay, the applicable milestone deadline will be automatically amended (to the extent we request an extension of less than a specified number of years). We have not yet requested any such extension and have met the deadlines for diligence milestones that have already occurred. If we are successfully able to gain regulatory approval for any licensed product, we are required to use commercially reasonable efforts to introduce any such licensed product into the commercial market and to commercialize and make such licensed products reasonably available to the public.

We also are obligated to pay to Broad Institute an annual license maintenance fee in the low six-figures for the term of the Agreement. Broad Institute is also entitled to receive clinical and regulatory milestone payments up to a total of $20.0 million per licensed product, depending on the patient population to be treated by the licensed product achieving the applicable milestone. If we undergo a change of control at any time during the term of the Broad License Agreement, certain of the clinical and regulatory milestone payments will increase by a specified percentage. Broad Institute is also entitled to sales-based milestone payments up to a total of $54.0 million per licensed product, depending on the patient population to be treated by the licensed product achieving the applicable milestone. Broad Institute is entitled to lower payments to the extent the clinical and regulatory milestones or sales-based milestones are achieved by enabled products, rather than licensed products.

Broad Institute is entitled to receive mid-single digit percentage royalties on net sales of licensed products, and low single-digit percentage royalties of enabled products. Royalties payable to Broad Institute are subject to customary offsets and reductions with respect to a product in a given country, to a floor. On a country-by-country and product-by-product basis, the royalty term for a product in a country will terminate on the latest of: (i) the expiration of the last to expire valid claim of an issued patent or pending patent application within the licensed patent rights covering such product in such country, (ii) the period of regulatory exclusivity for such product in such country or (iii) ten (10) years after the first commercial sale of such product in such country. Broad Institute is also entitled to a percentage of consideration that we receive from our sublicensees, with such percentage at low double-digits and decreasing to high single digits, dependent on the development stage of products under the Broad License Agreement at the time of sublicense execution.

Broad Institute is responsible for the prosecution and maintenance of all licensed patent rights, although we are entitled to certain consultation, comment and review rights with respect to such prosecution and maintenance activities of the exclusively licensed patent rights. We are obligated to reimburse Broad Institute for its documented, out-of-pocket costs incurred while prosecuting and maintaining such licensed patent rights. So long as we remain the exclusive licensee of licensed patent rights in the Prime Broad Field, we have the first right to enforce the licensed patent rights in the Prime Broad Field.

Unless earlier terminated, the Broad License Agreement will remain in effect until the later of (i) the last to expire valid claim of an issued patent or pending patent application within the licensed patent rights covering our licensed products or (ii) the expiration of the last royalty term for a licensed product in a country. We can terminate the Broad License Agreement for our convenience following prior written notice to Broad Institute. Each party may terminate the Broad License Agreement for the other party's uncured material breach. Broad Institute may also immediately terminate the Broad License Agreement (i) to the extent we (or our affiliates or sublicensees) challenge a licensed patent right, (ii) upon our bankruptcy or insolvency or (iii) if we fail to procure and maintain insurance.

Amendment No. 4 and Amendment No. 5 to The Broad License Agreement

In September 2025, we entered into a Fourth Amendment to License Agreement, or the Fourth Amendment, and Fifth Amendment to License Agreement, or the Fifth Amendment and, together with the Fourth Amendment, the 2025 Amendments, with Broad Institute, which amended the Broad License Agreement, to, among other things, modify certain licensed patent applications listed therein. Except as expressly stated in the 2025 Amendments, all other terms and provisions of the Broad License Agreement shall remain in full force and effect.

Side Letter No. 2 to The Broad Institute License Agreement

In connection with the 2025 Amendments, we also entered into a second letter agreement, or the Second Letter Agreement, with Broad Institute in September 2025, which amends the Broad License Agreement. The Second Letter Agreement, among other things, modifies certain development milestones and related payment obligations under the BMS Collaboration Agreement. Except as expressly stated in the Second Letter Agreement, all other terms and provisions of the Broad License Agreement shall remain in full force and effect.

Side Letter No. 1 to The Broad License Agreement

In connection with the BMS Collaboration Agreement, we entered into a Letter Agreement, or the First Letter Agreement, with Broad Institute in September 2024, which amends the Broad License Agreement to modify certain of our obligations and rights of Broad Institute in relation to the BMS Collaboration Agreement as a sublicense under the Broad License Agreement. The First Letter Agreement, among other things, modifies the royalty and certain commercial milestones that we are obligated to pay to Broad Institute on net sales of products under the BMS Collaboration Agreement.

2022 License Agreement with Broad Institute

Other than as summarized below, the general terms of the 2022 Broad License Agreement, including the scope and field of the license grants, are the same in all material respects as the terms of the Broad License Agreement, as summarized above.

The patent rights licensed under the 2022 Broad License Agreement are co-owned by Broad Institute, Harvard, Princeton, and University of California, collectively referred to as the 2022 Broad License Agreement Co-Owners. The license grants under the 2022 Broad License Agreement are subject to the same retained rights as set forth in the Broad License Agreement for the 2022 Broad License Agreement Co-Owners, as well as the U.S. federal government and HHMI.

As partial consideration for the rights granted to us under the 2022 Broad License Agreement, we paid Broad Institute an upfront fee of $0.2 million and are obligated to pay to Broad Institute an annual license maintenance fee in the mid-five figures for the term of the Agreement.

Broad Institute is entitled to receive clinical and regulatory milestone payments for a limited category of licensed products or enabled products, which category we refer to as royalty-bearing products, up to a total of $2.0 million per royalty-bearing product. Broad Institute is entitled to sales-based milestone payments up to a total of $3.0 million per royalty-bearing product, depending on the patient population to be treated by the royalty-bearing product achieving the applicable milestone. If we undergo a change of control at any time during the term of the 2022 Broad License Agreement, certain of the clinical and regulatory milestone payments will increase by a specified percentage. Broad Institute is entitled to lower payments to the extent the clinical and regulatory milestones or sales-based milestones are achieved by royalty-bearing products that are enabled products, rather than royalty-bearing products that are licensed products. Broad Institute is entitled to receive royalties of less than 0.2% on net sales of royalty-bearing products that are licensed products and lower royalties on net sales of for royalty-bearing products that are enabled products. Royalties payable to Broad Institute are subject to limited customary offsets and reductions. Broad Institute is entitled to a percentage of consideration that we receive from our sublicensees, with such percentage dependent on the development stage of products under the 2022 Broad License Agreement at the time of sublicense execution, all below 1%. The royalty term for a royalty-bearing product under the 2022 Broad License Agreement is determined in the same way as in the Broad License Agreement.

Pledge to Broad Institute and Harvard

In February 2021, we committed to donate $5.0 million to Broad Institute and Harvard annually for 14 years, commencing in 2021, or the Pledge. The Pledge is intended to be used for research and development related to new genome editing technologies, for example Prime Editing, improve on existing genome-editing technologies, identify delivery mechanisms for these technologies and apply these technologies to the understanding and treatment of rare genetic diseases. We can terminate the Pledge at our discretion, subject to providing one year of funding from the date of termination. In August 2022, we amended and restated the Pledge to clarify that the funds may be used by the laboratory of David Liu, who is a member of Broad Institute and a faculty member at Harvard.

Collaboration and License Agreement with Beam

In September 2019, we entered into a collaboration and license agreement, which we refer to as the Beam Collaboration Agreement, with Beam. One of our founders, David Liu, is also a founder of Beam.

Under the Beam Collaboration Agreement, we grant to Beam an exclusive (even as to us and our affiliates), worldwide license under (i) certain Prime Editing know-how that we control during the initial term, and improvements thereto that we control for a specified number of years following the initial term, and patent rights that cover such Prime Editing know-how during the term of the Agreement, and (ii) our interest in certain jointly-owned collaboration technology, in each case, solely to develop, make, have made, use, offer for sale, sell, import and commercialize licensed products only in the Beam field. The Beam field is limited to (a) the prevention, modification, improvement, amelioration or treatment of human disease, including cell-based therapies and the creation of one or more protective mutations, through administration of a licensed product that incorporates or contains a qualifying Prime Editing agent, which is a macromolecule or macromolecular complex that uses Prime Editing to make one or more transition point mutations (that is, C to T, T to C, A to G or G to A) in the sequence of one or more DNA targets, without intentionally making any non-transition mutations or other changes, including insertions, deletions, duplications, indels, transversions or combinations thereof, and does not incorporate or contain any other Prime Editing agent or other gene editing approach that is not a qualifying Prime Editing agent or (b) the prevention, modification, improvement, amelioration or treatment of sickle cell disease through administration of a licensed product that incorporates or contains a more broadly defined Prime Editing agent. We refer to each of clause (a) and clause (b) of the Beam field as subfields. We also grant to Beam a non-exclusive, worldwide license under certain CRISPR or delivery-related technology, know-how and patent rights that we control during the initial term, and improvements thereto that we control for a specified number of years following the initial term, solely to develop, make, have made, use, offer for sale, sell, import and commercialize licensed products only in the Beam field.

Under the Beam Collaboration Agreement, Beam grants to us certain non-exclusive, worldwide licenses under certain technology, know-how and patent rights, including under certain CRISPR or delivery-related technology, know-how and patent rights, that it controls during the initial term, and improvements thereto that Beam controls for a specified number of years following the initial term, solely to develop, make, have made, use, offer for sale, sell, import and commercialize products only in the Prime field, which is limited to the prevention, modification, improvement, amelioration or treatment of human disease (excluding sickle cell disease), including cell-based therapies and the creation of one or more protective mutations, through administration of a product or service containing or incorporating a Prime Editing agent that is not a qualifying Prime Editing agent, but excluding (a) the Beam field, (b) the administration of any product or service containing or incorporating a base editor and (c) a field related to microbial cells in the human flora in certain Asia territories and the development of products targeting four named gene targets. For clarity, the Prime field includes products or services that contain or incorporate (x) at least one Prime Editing agent that is not a qualifying Prime Editing agent and (y) any other gene-editing approach, including other Prime Editing agents, which may include one or more qualifying Prime Editing agents, subject to the aforementioned exclusions. The licenses granted to us by Beam under the Beam Collaboration Agreement are subject to the terms of certain third-party agreements and certain rights retained by third parties.

In addition to the ongoing licenses, under the Beam Collaboration Agreement, we are both obligated to adhere to a technology transfer plan, under which each of us agrees to disclose or otherwise share the technology, know-how and patent rights licensed to the other and to provide the other party with reasonable assistance in the exercise of its licenses.

The licenses granted to each party under the Beam Collaboration Agreement are sublicensable to affiliates and third parties, subject to certain requirements, including providing the other party a copy of each executed sublicense agreement, and ensuring any sublicensee comply with the terms of the Beam Collaboration Agreement.

Unless we exercise our profit sharing option for a licensed product, as described below, Beam is solely responsible for the development and commercialization of licensed products in the Beam field under the Beam Collaboration Agreement. Beam is required to use commercially reasonable efforts to develop and seek marketing approval for at least one licensed product in each subfield of the Beam field in each of (a) the United States and (b) one other specified major market country, and to commercialize any such licensed product that achieves marketing approval. As described further below, we are entitled to receive ongoing milestone and royalty payments from Beam based on Beam's development and commercialization of each licensed product.

Subject to the provisions in the next paragraph, on a licensed product-by-licensed product basis, we have the right to elect to share equally with Beam in the profits and losses in the United States for Beam's licensed products. We may exercise such right for each licensed product within a specified period of time. Any such licensed product for which we exercise such right we refer to as a collaboration product. If we exercise such right, we agree to share equally in the costs, profits and losses of each such collaboration product in the United States, rather than receiving milestones and royalties based on development and sales thereof by Beam in the United States. For clarity, we are still entitled to receive milestones and royalties on the development and sales of each such collaboration product outside of the United States. We also have the right to elect, within a specified time period, to co-promote with Beam each collaboration product in the United States, in addition to sharing in the profits and losses. To the extent we exercise our co-promote option with respect to a given collaboration product, we and Beam must use commercially reasonable efforts to commercialize such collaboration product, in each case, in the Beam field in the major markets in which marketing authorization has been obtained. After we have exercised our right to profit share on a collaboration product, we are able to, at any time during the term of the Beam Collaboration Agreement, on a collaboration product-by-collaboration product basis, opt-out of the profit and loss share and co-promotion activities with respect to any collaboration product with prior written notice to Beam within a certain time period.

Notwithstanding the rights described above, at any time prior to or within 30 days of the filing of an IND for a licensed product, Beam may designate up to a mid-single digit number of licensed products for which (i) we are not permitted to exercise our profit sharing right, and (ii) Beam assumes sole control and decision-making authority and bears all costs and expenses, with respect to the development and commercialization of such products. Under the Beam Collaboration Agreement, a "protected product" is a licensed product for which either (a) we have not exercised our profit share option or (b) Beam has designated as a protected product pursuant to the foregoing sentence. For clarity, we are entitled to ongoing milestones and royalties from Beam based on its development and commercialization of protected products worldwide. Upon Beam's designation of a licensed product as a protected product, Beam is required to pay us $5.0 million if the product is developed for non-sickle cell disease or $10.0 million if the product is developed for sickle cell disease.

As partial consideration for the licenses and rights granted to each other under the Beam Collaboration Agreement, Beam issued to us $5.0 million in shares of its common stock and we issued to Beam an aggregate of 1,608,337 shares of our common stock. Beam was also entitled to appoint a representative to our board of directors, which right has expired.

We are entitled to receive development milestone payments from Beam on Beam's development of protected products (which, for clarity, includes any licensed product for which we have not exercised our profit share option) and collaboration products. For protected products, we are entitled to receive up to a total of $35.5 million on a protected product-by-protected product basis based on Beam's development of such protected product and, for collaboration products, up to a total of approximately $17.8 million on a collaboration product-by-collaboration product basis based on Beam's development of such collaboration product outside of the United States, in each case, with such amounts lowered if such licensed product achieves a given milestone for use in treating an orphan disease. We are also entitled to receive sales-based milestone payments from Beam based on net sales of licensed products. For protected products, we are entitled to receive up to a total of $84.5 million on a protected product-by-protected product basis based on net sales of such protected product worldwide, and, for collaboration products, up to a total of approximately $42.3 million on a collaboration product-by-collaboration product basis based on net sales of collaboration products outside of the United States.

The sickle cell disease product partnered with Beam is a licensed product under the Beam Collaboration Agreement. Beam has not designated this product as a protected product and we have not received any development or sales-based milestones with respect to Beam's exploitation thereof.

Beam is obligated to pay to us tiered royalties ranging from a high-single digit percentage to a low double-digit percentage, but less than teens on net sales of protected products worldwide on a protected product-by-protected product basis and net sales of collaboration products outside of the United States on a collaboration product-by-collaboration product basis. Our royalties are subject to customary offsets and reductions, to a floor that takes into account any royalties we are obligated to pay to our third-party licensors, including Broad Institute. In addition, certain of the rights licensed under the Beam Collaboration Agreement are sublicensed from third parties, and Beam agrees to reimburse us for certain payments we are required to make to our third-party licensors attributable to Beam's exercise of any sublicense we grant to Beam, including payments we make to Broad Institute under the Broad License Agreement.

If we develop a product that is covered by the technology, know-how or patent rights that Beam licenses to us under the Beam Collaboration Agreement, which we refer to as a Prime product, we are obligated to pay to Beam a low single digit percentage royalty on our worldwide net sales of any such product on a Prime product-by-Prime product and country-by-country basis, subject to certain customary reductions, to a floor.

Each party's obligation to pay the other royalties expires on a country-by-country and product-by-product basis on the latest of (a) the expiration of the last to expire valid claim of an issued patent or pending patent application within the applicable licensed patent rights that cover such product in such country, (b) the expiration of regulatory exclusivity for such product in such country or (c) ten (10) years after the first commercial sale of such product in such country.

If we exercise our option to profit share on collaboration products, we share equally in the profits and losses of any such collaboration product in the United States and share in a lower portion of any development or commercialization costs attributable to such collaboration product outside of the United States.

Under the Beam Collaboration Agreement, Beam assigns ownership to us of certain improvements Beam makes, itself or jointly with us or others, to certain technology, know-how and patent rights we license to Beam, and we assign to Beam ownership of all improvements we make, ourselves or jointly with Beam or others, certain technology, know-how and patent rights Beam licenses to us. Each party grants back to the other certain exclusive and non-exclusive licenses to such improvements. Except for any such improvements, each party owns any other inventions that it developed under the Beam Collaboration Agreement and an equal, undivided interest with the other party in any inventions jointly developed.

We are responsible for prosecution and maintenance of the patent rights we license to Beam, while keeping Beam reasonably informed and providing Beam the opportunity to provide comments and make requests of us, in each case regarding the patent rights that we exclusively license to Beam in the field of the exclusive license. Beam has a step-in right to the extent we decline or fail to prosecute any patent rights that are exclusively licensed to Beam and applicable to the Beam field. Beam is responsible for prosecution and maintenance of the patent rights it licenses to us, while keeping us reasonably informed and providing us the opportunity to provide comments and make requests of us, in each case with respect to any patent rights that Beam exclusively licenses to us in the field of the exclusive license.

Beam has the first right to enforce any patent rights we exclusively license to Beam in the Beam field against any third party developing a product in the Beam field that is competitive with a licensed product Beam is developing under the Beam Collaboration Agreement. We have a step-in right on any such enforcement to the extent Beam declines or fails to initiate such enforcement action.

Unless earlier terminated in accordance with its terms, the Beam Collaboration Agreement will expire on the later of (a) expiration of the last royalty term for a product on which a party is obligated to pay royalties to the other party or (b) with respect to any collaboration product, the date on which neither party is developing or commercializing any such collaboration product in the United States.

After expiration of the initial term, Beam can terminate the Beam Collaboration Agreement for convenience in its entirety, or on a licensed product-by-licensed product or subfield-by-subfield basis, with ninety (90) days' prior

written notice to Prime. Each party may terminate the Beam Collaboration Agreement for (a) the other party's uncured material breach within ninety (90) days of notice of such breach, (b) upon the insolvency or bankruptcy of the other party if such proceeding is not dismissed within ninety (90) days after the filing thereof or (c) immediately to the extent the other party (or its affiliates or sublicensees) challenges a patent right licensed to such party.

Our Business Development and Partnering Strategy

Our vision is to establish Prime Medicine as a leader in the field of gene editing by building a fully integrated biopharmaceutical company utilizing our Prime Editing platform to pioneer the discovery, development and commercialization of Prime Editing therapeutics that can have a transformative impact on the treatment of a wide spectrum of diseases with high unmet medical need. The potential therapeutic applications of our Prime Editing technology are broad, and we aspire to fully develop that potential.

To achieve our vision, and in addition to independently discovering, developing, and commercializing Prime Editing products, we will seek to selectively enter strategic collaborations to maximize the potential of the Prime Editing platform, such as our Beam Collaboration Agreement and BMS Collaboration Agreement. Such collaborations may also facilitate our entry into additional therapeutic or geographic areas by leveraging the established capabilities of our partners as well as by funding the development of new Prime Editing platform or corporate capabilities which we can then utilize for additional Prime Medicine products outside such partnerships. In certain cases, we may use partnerships to create value in areas which we may not intend to enter ourselves in the near term. In our collaborations, we may cooperatively develop and commercialize products with our partners, have options to do so, or out-license products for development and commercialization by our partners. In each case, we expect to receive value in the form of upfront payments and milestones which will provide us with additional capital in the nearer term as well as royalties and where applicable, profit sharing, to participate in the value created through commercializing Prime Editing products.

We may also seek to access or develop enabling technologies or specific capabilities through licenses or partnerships, such as the CFF Agreements. We will evaluate partnerships with various types of entities, including academia, corporations, and foundations, and these potential collaborations may vary in both structure and scope. Technologies that may enable the application of Prime Editing may include viral and non-viral delivery modalities, manufacturing, and technologies that may be synergistic with Prime Editing or Prime Editing products.

Competition

The development of genetic medicines is highly competitive and rapidly evolving, with multiple companies pursuing therapeutic approaches across gene editing, RNA-based therapies, and gene replacement modalities. Several companies, including CRISPR Therapeutics, Editas Medicine, Intellia Therapeutics, and Caribou Biosciences, among others, are advancing CRISPR nuclease–based genome editing technologies, which introduce double-stranded DNA breaks to disrupt, delete, or modify target genes. These approaches have demonstrated clinical activity in certain settings, particularly *ex vivo* hematologic applications. However, they rely on endogenous DNA repair pathways that can result in heterogeneous editing outcomes, including insertions, deletions, and structural variants. Other companies, including Beam and Verve Therapeutics, recently acquired by Eli Lilly and Company, are developing base editing technologies that enable targeted single-nucleotide transitions without double-stranded breaks. However, base editors are generally limited to specific substitution types and may introduce bystander edits within the editing window. In contrast, Prime Editing is designed to enable precise rewriting of DNA sequences, including transversions, small insertions and deletions, and multi-base edits, while avoiding double-stranded DNA breaks.

Other companies, including Tessera Therapeutics, CRISPR Therapeutics, Metagenomi Therapeutics, Scribe Therapeutics and Arbor Biotechnologies, among others, are developing proprietary genome editing or gene writing technologies that may also enable precise genomic modifications without reliance on double-stranded DNA breaks, and which could compete with Prime Editing across overlapping therapeutic indications.

In addition to genome editing approaches, companies including Ionis Pharmaceuticals, Alnylam Pharmaceuticals, Sarepta Therapeutics, Wave Life Sciences, and Moderna are developing RNA-based therapies, including antisense oligonucleotides, small interfering RNAs, messenger RNA therapies, and RNA editing technologies. These modalities typically do not alter genomic DNA and may require chronic or repeated administration to maintain

therapeutic effect. Gene replacement therapies, most commonly delivered via adeno-associated viral vectors and being developed by companies such as Ultragenyx, Genetix Biotherapeutics, 4D Molecular Therapeutics, and others, seek to introduce functional copies of genes but may be limited by vector payload constraints, durability of expression, immunogenicity, and challenges associated with redosing. For diseases such as AATD and CF, multiple companies including Vertex Pharmaceuticals, Arrowhead Pharmaceuticals, and others are pursuing combinations of gene editing, RNA-based suppression or augmentation, and gene therapy approaches. Competition may also arise from existing and emerging small-molecule therapies, supportive care regimens, or future technologies that are currently unknown. We believe that the precision, versatility, and modularity of Prime Editing represent potential differentiating attributes, but the ultimate competitive position of our programs will depend on several factors such as clinical outcomes, regulatory considerations, manufacturing scalability, and commercial execution.

Manufacturing

We currently have no commercial manufacturing capabilities. For our initial wave of clinical programs, we have established a robust manufacturing supply chain network for making our clinical candidates using current good manufacturing practices, or cGMP. This includes both qualified third-party contract manufacturing organizations and contract testing organizations with relevant manufacturing and/or testing experience in genetic medicines, as well as in-house cGMP manufacturing and testing capabilities for some core technologies to produce early-stage clinical genetic medicine supplies. At the appropriate time in the product development process, we will determine whether to establish in-house cGMP manufacturing capabilities for some core technologies or continue to rely on third parties for manufacturing and/or testing commercial products that we may successfully develop.

Intellectual Property

Overview

We achieved many major milestones in 2025, including the issuance of two in-licensed U.S. patents, the allowance of an additional three in-licensed U.S. patent applications, the issuance of eight ex-U.S. patents, and the allowance of another seven ex-U.S. patent applications. As of February 27, 2026, we hold 10 in-licensed U.S. patents or allowed patent applications and 20 in-licensed ex-U.S. patents or allowed patent applications, all of which cover Prime Editing methods and its components and systems. Our success depends in large part on our ability to obtain and maintain additional intellectual property protection for our platform technology, our programs and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets and other confidential or proprietary information and operate without infringing, misappropriating or otherwise violating any intellectual property rights of others. We seek to protect our proprietary position by, among other things, exclusively licensing U.S. and certain foreign patent applications and issued patents and filing patent applications related to our platform technology, existing and planned programs and improvements that are important to the development of our business, where patent protection is available. While we in-license 30 issued patents or allowed applications, we do not currently own any issued patents in any jurisdiction covering our Prime Editing technology or product candidates. For information regarding the risks related to our intellectual property, please see "*Risk Factors—Risks Related To Our Intellectual Property.*"

Our wholly owned patent applications and our in-licensed issued patents and patent applications cover various aspects of our Prime Editing platform and our programs, including:

- Prime Editors

- pegRNA, and modified pegRNAs

- Prime Editing complexes and methods

- Dual-Flap Prime Editing technology

- Program-specific pegRNAs and therapeutic methods

- Prime Editors with enhanced activities or properties

- Engineered pegRNAs

- Delivery modalities

We intend to continue to pursue, when possible, additional patent protection, including composition of matter, method of use, delivery modality and process claims, directed to our platform technology and the programs in our portfolio. We also intend to expand and extend our Prime Editing platform and programs, as well as obtain rights to delivery modalities, through one or more licenses from third parties.

Owned Patents

As of February 27, 2026, we owned approximately eight pending U.S. provisional patent applications, seven pending PCT applications, 29 pending U.S. non-provisional patent applications and 99 pending ex-U.S. patent applications. Patent applications have been filed outside of the United States in the European Patent Office, Japan, China, and certain other foreign jurisdictions. Our owned patent applications are generally related to our Prime Editing technology, including claims to modified pegRNAs; Prime Editors with enhanced activities or properties (e.g., improved Prime Editing efficiency or smaller Prime Editors) and methods of using such Prime Editors and pegRNAs; program-specific pegRNAs directed to targeting and correcting specific mutations and methods of using such pegRNAs therapeutically; PASSIGE systems including Prime Editors and integrases or recombinases, and methods of using PASSIGE; off-target testing methods; methods for synthesizing pegRNAs; novel lipids and LNPs for delivery of Prime Editors; and compositions of matter covering officially declared drug candidates. The provisional patent applications are not eligible to become issued patents until, among other things, we file non-provisional patent applications within 12 months of filing one or more of our related provisional patent applications. Any U.S. non-provisional patent applications timely filed based on any of these U.S. provisional patent applications, if issued, and if the appropriate maintenance or annuity fees are paid, are expected to expire as early as 2047, excluding any additional term for patent term adjustments or patent term extensions or similar provisions in foreign jurisdictions. Our current owned U.S. non-provisional and PCT patent applications, if issued and if the appropriate maintenance or annuity fees are paid, are expected to expire as early as 2042, excluding any additional term for patent term adjustments or patent term extensions or similar provisions in foreign jurisdictions.

In-licensed Patents

As of February 27, 2026, we have in-licensed 10 issued U.S. patents or allowed U.S. patent applications, 20 granted ex-U.S. patents or allowed ex-U.S. patent applications, approximately eight pending U.S. non-provisional patent applications, and 90 pending ex-U.S. patent applications, in each case, related to Prime Editing, from Broad Institute. Patent applications have been filed outside of the United States in the European Patent Office, Japan, China, and certain other foreign jurisdictions. The issued patents and patent applications from our in-licensed portfolio for Prime Editing are generally related to Prime Editors, pegRNAs, Prime Editing complexes and systems; compositions including the Prime Editors, pegRNAs and Prime Editing complexes as a component; methods of using such Prime Editors, pegRNAs and Prime Editing complexes and systems, including methods for therapeutic indications; pegRNAs that target and correct therapeutically relevant DNA sequences; program-specific pegRNAs directed to targeting and correcting specific mutations; systems comprising Prime Editors and integrases or recombinases for use in PASSIGE; and delivery modalities for Prime Editing systems, including the use of AAV, in a split AAV system for viral delivery of a Prime Editor. The in-licensed issued patents and patent applications cover various aspects related to the Prime Editing platform technology, including Prime Editors that employ Cas domains, such as Cas9 nickases and DNA polymerase domains, such as RT domains. The exclusive in-licensed patents and patent applications also cover dual-flap Prime Editing technology, including dual-flap Prime Editing compositions and methods of using such technology for therapeutic indications, and engineered pegRNAs, including compositions and methods comprising such pegRNAs. Our current in-licensed U.S. and foreign patents and patent applications, if issued and if the appropriate maintenance or annuity fees are paid, are expected to expire as early as 2040, excluding any additional term for patent term adjustments or patent term extensions or similar provisions in foreign jurisdictions.

Additional Intellectual Property

We also rely on trade secrets, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Government Regulation

In the United States, biological products, including gene editing products, are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and the Public Health Service Act, or PHS Act, and other federal, state, local and foreign statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the research, development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. Each clinical trial protocol for a gene therapy or gene editing product must be reviewed and approved by the FDA before initiating clinical trials in the United States. In addition, FDA approval must be obtained before the marketing of biological products in the United States. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

U.S. Biological Products Development Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

- completion of nonclinical laboratory tests and animal studies, including those requiring performance in accordance with good laboratory practices, or GLPs, unless justified and applicable requirements for the humane use of laboratory animals or other applicable regulations;

- submission to the FDA of an application for an IND, which must become effective before human clinical trials may begin;

- approval of the protocol and related documentation by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each study may be initiated;

- performance of adequate and well-controlled human clinical trials according to the FDA's regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety, purity and potency of the proposed biological product for its intended use;

- submission to the FDA of a BLA for marketing approval that includes sufficient evidence of establishing the safety, purity and potency of the proposed biological product for its intended indication, including from results of nonclinical testing and clinical trials;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the biological product's identity, strength, quality and purity and, if applicable, the FDA's current good tissue practices, or CGTPs, for the use of human cellular and tissue products;

- potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA;

- review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

- payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

- FDA review and approval, or licensure, of the BLA.

Before testing any biological product, including a gene editing product, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of a product candidate's biological characteristics, chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLPs for certain nonclinical studies.

An IND is an exemption from the FD&C Act that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured before interstate shipment and administration of any product candidate that is not the subject of an approved BLA or existing IND. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND application. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND application. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold, which may be full or partial. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial, the FDA may also place a full or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical investigation conducted under the IND. No more than 30 days after imposition of a full or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a full or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to public notification of noncompliance, civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval or licensing. In particular, such studies must be conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The FDA must be able to validate the data through an onsite inspection, if deemed necessary by the FDA.

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the product candidate has been associated with unexpected serious harm to patients.

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides advice to the sponsor as to whether or not a trial may move forward at designated check points based on pre-specified criteria and access to unblinded data from the study.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules are subject to oversight of

institutional biosafety committees, or IBCs, as set forth in the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding for recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Regulatory requirements governing the development of gene therapy products have also changed frequently and may continue to change in the future.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

- Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

- Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

- Phase 3. The biological product undergoes more extensive clinical trials to further evaluate dosage, efficacy, potency and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for approval and product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gather additional data from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA generally recommends that sponsors of human gene therapy products integrating vectors such as gammaretroviral and lentiviral vectors and transposon elements as well as gene editing product sponsors observe subjects for potential gene therapy-related delayed adverse events for up to a 15-year period, including five years of annual examinations followed by ten years of annual queries, either by telephone or by questionnaire, of study subjects.

Both the FDA and the EMA provide expedited pathways for the development of drug product candidates for treatment of rare diseases, particularly life-threatening diseases with high unmet medical need. Such drug product candidates may be eligible to proceed to registration following a single clinical trial in a limited patient population, sometimes referred to as a Phase 1/2 trial, but which may be deemed a pivotal or registrational trial following review of the trial's design and primary endpoints by the applicable regulatory agencies. Determination of the requirements to be deemed a pivotal or registrational trial is subject to the applicable regulatory authority's scientific judgment and these requirements may differ in the U.S. and the European Union, or EU.

During all phases of clinical development, the FDA requires extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or *in vitro* testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor, acting on its own or based on a recommendation from the sponsor's data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the biological product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product in the United States. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information.

Within 60 days following submission of the application, the FDA reviews a BLA to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. In most cases, the submission of a BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act, or PDUFA, for original BLAs, the FDA targets 10 months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification. This review typically takes 12 months from the date the BLA is submitted to the FDA because the FDA has approximately two months to make a ''filing'' decision. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, for its intended use, and whether the product is being manufactured in accordance with cGMP to ensure the continued safety, purity and potency of such product. The FDA may refer applications for novel biological products or biological products that present difficult or novel questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During its BLA review, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For a gene therapy or gene editing product, the FDA also will not approve the product if the manufacturer is not in compliance with the CGTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues and cellular and tissue-based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the CGTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through appropriate screening and testing. Additionally, before approving a BLA, the

FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP requirements. To assure cGMP, CGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the FDA decides not to approve the BLA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings precautions or interactions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-approval clinical trials designed to further assess a biological product's safety, purity or potency, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug designation status in the EU has similar, but not identical, benefits.

Rare Pediatric Disease Designation and Priority Review Vouchers

Under the FD&C Act, the FDA incentivizes the development of drugs and biological products that meet the definition of a "rare pediatric disease," defined to mean a serious or life-threatening disease in which the serious of life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug or biological product for such disease or condition will be received from sales in the United States of such drug or biological product. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug or biological product application after the date of approval of the rare pediatric disease drug or biological product, referred to as a PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its BLA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its BLA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Congress has extended the PRV program through September 30, 2029.

Expedited Development and Review Programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. These programs do not change the standards for approval but may help expedite the development or approval process. To be eligible for fast track designation, new drugs and biological products must be intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product. One benefit of fast track designation, for example, is that the FDA may consider for review sections of the marketing application for a product that has received fast track designation on a rolling basis before the complete application is submitted.

Under the FDA's breakthrough therapy program, products intended to treat a serious or life-threatening disease or condition may be eligible for the benefits of the fast track program when preliminary clinical evidence demonstrates that such product may have substantial improvement on one or more clinically significant endpoints over existing therapies. Additionally, the FDA will seek to ensure the sponsor of a breakthrough therapy product receives timely advice and interactive communications to help the sponsor design and conduct a development program as efficiently as possible.

Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA's goal is to review an application in six months once it is filed, compared to ten months for a standard review.

Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials with due diligence, and, under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA is permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for

expedited procedures to withdraw approval of a product or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication be submitted to the agency for review, which could adversely affect the timing of the commercial launch of the product.

Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if certain conditions are met. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Designated platform technology status does not ensure that a drug will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

RMAT Designation

Congress amended the FD&C Act to facilitate an efficient development program for, and expedite review of regenerative medicine advanced therapy, or RMAT, which include cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products and combination products using any such therapies or products. RMAT do not include those HCT/Ps regulated solely under section 361 of the PHS Act and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for RMAT designation. A drug sponsor may request that FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. Like some of the FDA's other expedited development programs, RMAT designation does not change the standards for approval but may help expedite the development or approval process.

Post-Approval Requirements

Maintaining substantial compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP. We currently rely, and may continue to rely, on third parties for the production of clinical and commercial quantities of any products that we may commercialize. Manufacturers of our products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA

conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products.

We also must comply with the FDA's advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product's approved labeling, or off-label use, industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors or other stakeholders, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of any FDA approval of the use of our product candidates, some U.S. patents that may issue from our pending patent applications may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended, and a patent can only be extended once and only for a single product. The U.S. Patent and Trademark Office, or USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of the patents that may issue from our pending patent applications, if and as applicable, to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA. However, there can be no assurance that our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustments to the terms of any patents we may own or in-license in the future.

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the biologic. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

The ACA created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

A reference biological product is granted four- and 12-year exclusivity periods from the time of first licensure of the product. The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and the FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until 12 years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the "first licensure" of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, or FCPA, to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products as well as authorization and approval of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

EU Clinical Trials Regulation

In April 2014, the EU adopted the Clinical Trials Regulation, (EU) No 536/2014, which replaced the previous Clinical Trials Directive 2001/20/EC on 31 January 2022. The Clinical Trials Regulation is directly applicable in all EU Member States meaning no national implementing legislation in each EU Member State is required. The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials.

EU Drug Review and Approval

In the EU, medicinal products can only be commercialized after obtaining a marketing authorization. To obtain regulatory approval of a medicinal product in the EU, we must submit a marketing authorization application, or MAA. A centralized marketing authorization is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and is valid throughout the EU, and in the additional member states of the EEA (Norway, Iceland and Liechtenstein). The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA's recommendation. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA for a centrally authorized product, or by the competent authority of the authorizing Member State for a nationally authorized product. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the EU market (in the case of the centralized procedure) or on the market of the authorizing Member State (for a nationally authorized product) within three years after authorization, or if the product is removed from the market for three consecutive years, ceases to be valid (the so-called sunset clause).

Data and Marketing Exclusivity

The EU also provides opportunities for market exclusivity. Upon receiving marketing authorization in the EU, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the innovator's preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted and the innovator's data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained a marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. There is, however, no guarantee that a product will be considered by the EU's regulatory authorities to be an innovative medicinal product, and products may therefore not qualify for data exclusivity.

Orphan Drug Designation and Exclusivity

The criteria for designating an "orphan medicinal product" in the EU are similar in principle to those in the United States. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Products with an orphan designation in the EU can receive 10 years of market exclusivity, during which time, subject to limited exceptions, no "similar medicinal product" for the same indication may be placed on the market. A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity in the EU where an agreed pediatric investigation plan for pediatric studies has been complied with. No extension to any supplementary protection certificate, or SPC, can be granted on the basis of pediatric studies for products with an orphan designation.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Otherwise, an orphan medicinal product marketing exclusivity may be revoked only in very select cases, such as if:

• a second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the authorized orphan medicinal product;

- the marketing authorization holder of the authorized orphan medicinal product consents to a second medicinal product application; or

- the marketing authorization holder of the authorized orphan medicinal product cannot supply enough orphan medicinal product.

Pediatric Development

In the EU, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA's Pediatric Committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which marketing authorization is being sought. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under an SPC, even where the trial results are negative, provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage product development in areas of unmet medical need and accelerated assessment of products representing substantial innovation, where the MAA will be made through the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Applicants will typically be at the exploratory clinical trial phase of development and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address, to a significant extent, an unmet medical need. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies if the applicant has compelling non-clinical data and tolerability data from initial clinical trials of the product. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements and the opportunity for accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the CHMP or CAT are appointed early in the PRIME scheme, facilitating increased understanding of the product at EMA's Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Post-Approval Controls

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include the following:

- The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key

obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

- All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

- All advertising and promotional activities for the product must be consistent with the approved Summary of Product Characteristics and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

All the aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the EU

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

Regulatory Framework in the United Kingdom

Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the UK is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK, however, new legislation such as the EU Clinical Trials Regulation is not applicable in the UK. As a result of the Northern Ireland protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland (together, Great Britain, or GB) for a period following Brexit, which continued to follow the EU regulatory regime. However, on January 1, 2025 a new arrangement called the Windsor Framework came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines. The MHRA is responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland). A single UK-wide marketing authorization will be granted by the MHRA for all novel medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. In addition, the new arrangements require, for packs placed on the UK market on or after January 1, 2025, a "UK Only" label, indicating they are not for sale in the EU. Although a separate authorization is now required to market medicinal products in the UK, under an international recognition procedure which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of a marketing authorization from the EMA (and certain other regulators) when considering an application for a UK marketing authorization. There is no pre-marketing authorization orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation with the corresponding marketing authorization application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in the UK.

Other Healthcare Laws and Compliance Requirements

Insurance and coverage

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy products. Sales of these or other product candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:

- a covered benefit under its health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- cost-effective; and

- neither experimental nor investigational.

In addition, many third-party payors are increasingly limiting both coverage and the level of reimbursement of new drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Net prices for drugs may be also reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

Other healthcare laws

In the United States, our current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, CMS, other divisions of HHS (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S.

Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, our clinical research, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and similar state laws, each as amended, as applicable:

- the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs; a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil monetary penalties. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute;

- the federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;

- HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions;

- the federal transparency requirements under the Affordable Care Act, or ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which require applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed healthcare practitioners and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

- federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

- analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions some of which may be more stringent than those in the United States (such as the EU, which adopted the General Data Protection Regulation, which became effective in May 2018); and numerous state laws governing the privacy and security of health information, many of which differ from each other in significant ways regarding their applicability, compliance requirements and enforcement; and

- state laws related to insurance fraud in the case of claims involving private insurers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations, including our arrangements with physicians and other healthcare providers, are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, criminal and/or civil penalties, damages, fines, disgorgement, reputational harm, imprisonment, the exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government, and/or the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties.

The risk of our being found in violation of these laws is increased by the fact that many of these laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting compliance environment and the need to build and maintain a robust system to comply with multiple jurisdictions with different compliance and reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial cost.

Healthcare reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in 2010, the ACA was enacted which includes changes to the coverage and payment for products under government health care programs. Among other things, the ACA:

- expanded manufacturers' rebate liability under the Medicaid Drug Rebate Program;

- extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans;

- established annual fees and taxes on manufacturers of certain branded prescription drugs;

- created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.; and

- expanded the entities eligible for discounts under the 340B Drug Pricing Program.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on March 22, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap, currently set at 100 percent of a drug's average manufacturer price, for single source and innovator multiple source drugs. Such laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Further, in 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain IND products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

The prices of prescription pharmaceuticals in the United States and foreign jurisdictions are subject to considerable legislative and executive actions and could impact the prices we obtain for our products, if and when licensed.

In August 2022, the Inflation Reduction Act, or the IRA, was signed into law. The IRA includes several provisions that will affect our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. Under the One Big Beautiful Bill Act of 2025, or the OBBBA, this restriction was eliminated; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan drug designations or indications, are exempt from the Medicare drug price negotiation program. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. Although the effects of the IRA on our business and the healthcare industry in general is not yet known, we are taking into consideration the potential impact of the IRA on our development and commercialization activities.

In addition to pricing regulations, reforms of regulatory approval frameworks may adversely affect our pricing strategy. At a federal level, President Trump reversed some of President Biden's executive orders including rescinding Executive Order 14087 entitled "Lowering Prescription Drug Costs for Americans." President Trump

may issue new executive orders designed to impact drug pricing. A number of these and other proposed measures may require authorization through additional legislation to become effective. Congress and the Trump administration have indicated that they will continue to seek new legislative measures to control drug costs.

On December 19, 2025, CMS released two proposed rules that would incorporate most-favored nation, or MFN, pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model, or GLOBE, for Medicare Part B, would require manufacturers of specified single-source drugs and sole-source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS's spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs, or GUARD, model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole-source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five-year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions for U.S. Medicaid, or GENEROUS, Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. State legislatures have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects. However, we expect that additional state and federal healthcare reform measures will be adopted in the future.

Employees and Human Capital Resources

As of December 31, 2025, we had 146 full-time employees, of whom 63 have M.D. or Ph.D. degrees. Within our workforce, 119 employees are engaged in research and development and 27 are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Our Corporate Information

We were incorporated under the laws of the state of Delaware in September 2019 under the name Prime Medicine, Inc. Our principal executive offices are located at 60 First Street, Cambridge, MA 02141. Our telephone number is (617) 465-0013 and our website is located at www.primemedicine.com. References to our website are inactive textual references only and the content of our website should not be deemed incorporated by reference into this Annual Report on Form 10-K.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge on our website located at www.primemedicine.com as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission, or the SEC. These reports are also available at the SEC's website at www.sec.gov.

Our Code of Business Conduct and Ethics is posted on our website located at investors.primemedicine.com/corporate-governance/documents-charters. A copy of our Corporate Governance Guidelines, and the charters of the audit committee, compensation committee, and nominating and corporate governance committee are posted on our website, www.primemedicine.com, under the heading "Investors—Corporate Governance" and are available in print to any person who requests copies by contacting us by calling (617) 465-0013 or by writing to Prime Medicine, Inc., 60 First Street, Cambridge, Massachusetts 02141.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, before you make an investment decision with respect to our securities. The risks and uncertainties described below and in our other filings with the SEC may not be the only ones we face. The occurrence of any of the events or developments described below, if they actually occur, could harm our business, financial condition, results of operations and growth prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related To Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $201.1 million and $195.9 million for the years ended December 31, 2025, and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $888.4 million. To date, we have financed our operations primarily through proceeds from sales of preferred stock and from our public offerings, including our initial public offering, or IPO, and through payments from our collaboration partners. Substantially all of our losses have resulted from expenses incurred in connection with our research and development and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from year to year such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We anticipate that our expenses will increase substantially if and as we:

- continue our current research programs and preclinical development of any product candidates we have identified or may identify in the future;

- seek to identify and progress additional research programs and product candidates;

- evaluate strategic alternatives and potential partnership opportunities for PM359, including our ability to execute and realize the anticipated benefits of any strategic alternatives we may pursue;

- initiate preclinical studies and clinical trials for any product candidates we have identified or may identify in the future;

- experience any delays or interruptions due to global health crises, including delays in preclinical testing and clinical trials or interruptions in the supply chain for any current or future product candidates;

- further develop our in-licensed and company-owned gene editing platform, which we call our Prime Editing platform;

- maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

- seek marketing approvals for any product candidates that successfully complete clinical trials;

- ultimately establish a sales, marketing and distribution infrastructure to commercialize any therapies for which we may obtain marketing approval;

- develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;

- hire additional personnel to support our strategic priorities;

- hire clinical, operations, regulatory and commercial personnel;

- add operational, financial and management information systems and personnel, including personnel to support our product development;

- acquire or in-license product candidates, intellectual property and technologies and/or work with strategic partners to support and expand our scientific and clinical programs;

- maintain existing collaborations or strategic relationships and identify and enter into future license agreements and collaborations with third parties;

- should we decide to do so, build and maintain a commercial-scale cGMP, manufacturing facility;

- operate as a public company; and

- identify new opportunities to expand the use of Prime Editing beyond those currently available scientifically and clinically.

We expect that it will be many years, if ever, before we have a product candidate ready for commercialization. To become and remain profitable, we must develop and, either directly or through collaborators, eventually commercialize a therapy or therapies with market potential. This will require us to be successful in a range of challenging activities, including identifying product candidates, completing preclinical studies and clinical trials of product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those therapies for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability.

Because of the numerous risks and uncertainties associated with developing Prime Editing product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Because our existing cash, cash equivalents, and investments will not be sufficient to fund our operations, as currently planned, for more than one year beyond the filing date of this Annual Report on Form 10-K, we have determined that there is substantial doubt regarding our ability to continue as a going concern.

Based on our existing cash, cash equivalents, short-term investments, and related party short-term investments as of December 31, 2025, our current and forecasted level of operations and our forecasted cash flows, our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. We plan to provide for our capital requirements through financing or other transactions, and selling shares of our common stock under our "at the market offering" program. There can be no assurance that we will be able to raise additional capital to fund operations with terms acceptable to us, or at all. Because our existing cash, cash equivalents, and investments will not be sufficient to fund our operations for more than one year from the date of issuance of the consolidated financial statements appearing in this Annual Report on Form 10-K, we have determined that there is substantial doubt regarding our ability to continue as a going concern.

The substantial doubt about our ability to continue as a going concern may adversely affect our stock price and our ability to raise capital. If we are unable to obtain additional capital, we may not be able to continue our operations on the scope or scale as currently conducted, and that could have a material adverse effect on our business, results of operations and financial condition.

We will need substantial additional funding. If we are unable to raise capital when needed, we will be forced to delay, reduce, eliminate or prioritize among our research and product development programs or future commercialization efforts.

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate preclinical studies and clinical trials of, and seek marketing approval for, product candidates. Because we have limited financial and managerial resources, we have prioritized our research programs and lead optimization efforts in specific indications among many potential options. Specifically, our current areas of focus are hematology, immunology and oncology, liver, and lung indications. As a

result of this prioritization, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater clinical or commercial potential and we may need to reprioritize our focus in the future. For example, in September 2024 and May 2025, we strategically focused our portfolio to a set of high value programs in our current areas of focus referenced above, and are identifying opportunities to advance our other programs, including those for neurological diseases, cell therapy, ocular diseases and hearing loss, in partnership or through internal efforts in the future. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable therapies.

In addition, if we obtain marketing approval for any product candidates we may develop, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a collaborator. Furthermore, we have incurred, and will continue to incur, costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and product development programs or future commercialization efforts.

As of December 31, 2025, our cash, cash equivalents, and investments were $177.7 million, excluding restricted cash, or $191.4 million, including restricted cash. Based on our current operating plan, we believe that our existing cash and cash equivalents and short-term investments will be sufficient to fund our operating expenses and capital expenditure requirements into 2027. However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek funding sooner than planned. Our future capital requirements will depend on many factors, including those discussed in the risk factor entitled "We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability."

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize any product candidates we may develop. We cannot be certain that additional funding will be available on acceptable terms or at all. We have no committed source of additional capital and, if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of any product candidates or other research and development initiatives. Our license and collaboration agreements and any future collaboration agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements. We could be required to seek collaborators for current or future potential product candidates earlier than we would otherwise plan or on terms that are less favorable than might otherwise be available. We could also be required to relinquish or license our rights to product candidates on unfavorable terms in certain markets where we otherwise would seek to pursue development or commercialization ourselves.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public and private equity offerings, debt financings, collaborations, strategic partnerships and alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends and possibly other restrictions. In addition, if we raise funds through additional license and collaboration agreements, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams, research programs or product candidates we may develop, or we may have to grant licenses on terms that may not be favorable to us.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were founded in September 2019 and commenced operations in July 2020. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring and developing our platform and technology, identifying and advancing preclinical testing of current and future product candidates, and running our Phase 1/2 clinical trial of PM359. All of our current programs are in the research or preclinical stage of development and their risk of failure is high. We have not yet demonstrated an ability to successfully complete any clinical trials, including large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale therapy, arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful commercialization. Typically, it takes about 10 to 15 years to develop a new therapy from the time it is discovered to when it is available for treating patients.

Our limited operating history, particularly in light of the rapidly evolving gene editing field, may make it difficult to evaluate our technology and industry and predict our future performance. Our very short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by very early stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer.

In addition, as a new business, we may encounter other unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We have never generated revenue from product sales and may never become profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates we may identify for development. We do not anticipate generating revenues from product sales for many years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators', ability to successfully:

- identify product candidates and successfully complete research development of any product candidates we may identify;

- seek and obtain regulatory and marketing approvals for any product candidates for which we complete clinical trials;

- launch and commercialize any product candidates for which we may obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure, or alternatively, collaborating with a commercialization partner;

- qualify for adequate coverage and reimbursement by government and third-party payors for any product candidates for which we may obtain regulatory and marketing approval;

- establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for any product candidates for which we obtain regulatory and marketing approval;

- develop, maintain and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;

- address competing technological and market developments;

- negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

- receive market acceptance by physicians, patients, healthcare payors, and others in the medical community;

- maintain, protect, enforce, defend and expand our portfolio of intellectual property and other proprietary rights, including patents, trade secrets and know-how;

- defend against third party intellectual property claims of infringement, misappropriation or other violation; and

- attract, hire and retain qualified personnel.

Our expenses could increase beyond expectations if we are required by the FDA, EMA, or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. Even if one or more of the product candidates we may develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Additionally, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives. Even if we are able to generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations.

Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Since our inception, we have incurred losses and we may never achieve profitability. To the extent that we continue to generate taxable losses, under current law, our unused U.S. federal net operating losses, or NOLs, may be carried forward to offset a portion of future taxable income, if any. Additionally, we continue to generate business tax credits, including research and development tax credits, which generally may be carried forward to offset a portion of future taxable income, if any, subject to expiration of such credit carryforwards. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," generally defined as one or more stockholders or groups of stockholders who own at least five percent of the corporation's equity increasing their equity ownership in the aggregate by more than 50 percentage points (by value) over a three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. Our prior equity offerings and other changes in our stock ownership may have resulted in such ownership changes in the past. In addition, we may experience ownership changes in the future due to shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Additional limitations on our ability to utilize our NOLs to offset future taxable income may arise as a result of our corporate structure whereby NOLs generated by our subsidiary may not be available to offset taxable income earned by our subsidiary. There is a risk that due to changes under the tax law, regulatory changes or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.

Unfavorable macroeconomic conditions or market volatility resulting from geopolitical developments or national or global economic conditions, including those affecting the financial services industry, could adversely affect our business, financial condition or results of operations.

Adverse macroeconomic conditions or market volatility resulting from national or global economic developments, political unrest, high inflation, changing interest rates, international tariffs, changes in international trade relationships and military conflicts, such as the ongoing conflict between Russia and Ukraine, changes in or the disruptions of U.S. governmental agencies, whether from a prolonged U.S. federal government shutdown or reduced resources, disruptions in capital markets, the potential for significant changes in U.S. policies or regulatory environment, or other factors, could materially and adversely affect our business operations. Sanctions imposed by the U.S. and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. For example, on September 25, 2025, the current U.S. administration announced a 100% tariff on brand-name or patented drugs unless pharmaceutical companies expand their manufacturing operations in the U.S., and may impose more restrictions on goods. Although the pharmaceutical tariff is currently on hold, this could have a material adverse effect on our supply chain and business prospects as well as the larger biopharmaceutical industry. While certain tariffs have subsequently been suspended, modified or

temporarily reduced, we cannot predict the results of the U.S. government's trade negotiations or the outcome of ongoing legal challenges to specific tariff policies.

Moreover, there can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. For instance, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our suppliers, which in turn, could have a material adverse effect on our current and/or planned business operations and our current or projected results of operations and financial condition. For example, on December 18, 2025, the U.S. enacted the BIOSECURE Act, which prohibits U.S. federal agencies from entering into or renewing a contract with any company that uses biotechnology equipment or services produced or provided by a "biotechnology company of concern" in the performance of that contract. It also prohibits loans or grant funding from U.S. federal agencies to entities that use any biotechnology equipment or services produced or provided by a "biotechnology company of concern" in the performance of the government grant or loan. The BIOSECURE Act does not identify any specific companies as "biotechnology companies of concern" but treats any company on the Department of Defense 1260H list of "Chinese military companies" as a "biotechnology company of concern." By December 18, 2026, the Director of the Office of Management, or OMB, and Budget will publish a full list of "biotechnology companies of concern" based on recommendations from key federal Secretaries and Directors, including Defense, Justice, HHS, Commerce, National Intelligence, Homeland Security, State, and National Cyber. The Director of OMB will thereafter review and update that list at least annually, based on recommendations from those key federal Secretaries and Directors. Although there is a five-year safe harbor for existing contracts with companies later designated as "biotechnology companies of concern," the safe harbor is unavailable for existing contracts with companies named on the 1260H list as of December 18, 2025. As a result of this legislation, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our or our collaborators' ability to manufacture or supply product candidates or advance our clinical development programs, which could materially and adversely affect our business and future prospects. We continue to assess the impact of the legislation and its potential impacts on our contractual relationships. Also, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability.

A severe or prolonged economic downturn or additional global financial crises could result in a variety of risks to our business, including weakened demand for any product candidates we develop or our ability to raise additional capital when needed on acceptable terms, if at all. For example, on October 1, 2025, the U.S. federal government shutdown through November 12, 2025, suspending services deemed non-essential as a result of the failure by Congress to enact regular appropriations for the 2026 fiscal year. If we experience another prolonged government shutdown, it could result in increased uncertainty and volatility in the global economy and financial markets which could have a material adverse effect on our business. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs or other trade restrictions, trade agreements, trade wars or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results.

Further, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation. In addition, in the past, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the U.S. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. As a result, government spending levels are difficult to predict beyond

the near term due to numerous factors, including the external threat environment, future government priorities and the state of government finances. Significant changes in government spending or changes in U.S. government priorities, policies and requirements could have a material adverse effect on our results of operations, financial condition or liquidity.

Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Risks Related To Discovery, Development and Commercialization

Gene editing, including platforms such as Prime Editing, is a relatively new technology that has not been extensively clinically validated for human therapeutic use. The approach we are taking to discover and develop novel therapeutics is unproven and may never lead to marketable products. We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

We are focused on developing therapies utilizing gene editing technology, which is relatively new and has not been extensively clinically validated. The Prime Editing technologies that we have licensed and that we are utilizing in our research programs have not yet been clinically tested, nor are we aware of any clinical trials for safety or efficacy having been completed by third parties using Prime Editing or similar technologies. The scientific evidence to support the feasibility of developing product candidates based on gene editing technologies is both preliminary and limited. Successful development of product candidates will require us to safely deliver a gene editor into target cells, optimize the efficiency and specificity of such product candidates and ensure the therapeutic selectivity of such product candidates. We may need to address other safety issues as well, and to demonstrate the full value of these products, we will need to achieve these goals with single administration and demonstrate a permanent correction. There can be no assurance that our Prime Editing platform will achieve these goals, lead to the development of gene editing therapies, or be successful in solving any or all of these issues.

Our future success is highly dependent on the successful development of gene editing technologies, cellular delivery methods and therapeutic applications of that technology. We may decide to alter or abandon our initial programs as new data become available and we gain experience in developing gene editing therapeutics. We cannot be sure that our technologies will yield satisfactory products that are safe and effective, scalable or profitable in our initial indications or any other indication we pursue. Adverse developments in the clinical development efforts of other gene editing or gene therapy technology companies could adversely affect our efforts or the perception of any product candidates we may develop by both investors and regulatory authorities.

Similarly, other gene editing or gene therapy approaches may be determined to be more attractive than Prime Editing. Moreover, if we decide to develop gene editing technologies other than those involving Prime Editing, we cannot be certain we will be able to obtain rights to such technologies.

Additionally, public perception and related media coverage relating to the adoption of new therapeutics or novel approaches to treatment, as well as ethical concerns related specifically to gene editing, may adversely influence the willingness of subjects to participate in clinical trials, or, if any therapeutic is approved, of physicians and patients to accept these novel and personalized treatments. Physicians, health care providers and third-party payors often are slow to adopt new products, technologies and treatment practices, particularly those that may also require additional upfront costs and training. Physicians may not be willing to undergo training to adopt these novel and potentially personalized therapies, may decide the particular therapy is too complex or potentially risky to adopt without appropriate training, and may choose not to administer the therapy. Furthermore, due to health conditions, genetic profile or other reasons, certain patients may not be candidates for the therapies. In addition, responses by federal and state agencies, Congressional committees and foreign governments to negative public perception, ethical concerns or financial considerations may result in new legislation, regulations or medical standards that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. New government requirements may be established that could delay or prevent regulatory approval of any product candidates we may develop. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the

impact of such changes, if any, may be. Based on these and other factors, health care providers and payors may decide that the benefits of these new therapies do not or will not outweigh their costs.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. Because gene editing is relatively new and the regulatory landscape that will govern any product candidates we may develop is uncertain and may change, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for any product candidates.

The time required to obtain approval for any of our current or future product candidates from the FDA, the European Commission or other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Even if initial clinical trials in any of our product candidates we may develop are successful, such product candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through preclinical studies and initial clinical trials. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. The U.S. Supreme Court's July 2024 decision to overturn prior established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA's regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes.

Because gene editing is relatively new, the regulatory requirements that will govern any novel gene editing product candidates we develop may continue to evolve. Within the broader genetic therapy field, a limited number of gene therapy products have received marketing authorization from the FDA and the European Commission to date. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. Regulatory requirements governing the development of gene therapy products and cell therapy products have changed frequently and may continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. The FDA's Office of Therapeutic Products, or OTP, reviews gene and cell therapies and related products and has been elevated to a "Super Office" to meet its growing cell and gene therapy workload. Gene therapy clinical trials may also be subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees certain basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies, such as an IBC, can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation. For example, more recently, some gene editing companies have seen significant delays in receiving FDA authorization to allow the initiation of their clinical trials, and has suspended ongoing trials, due to the FDA's placement of clinical holds on their IND applications.

The same applies in the EU. The EMA's Committee for Advanced Therapies, or CAT, is responsible for assessing the quality, safety and efficacy of advanced-therapy medicinal products (i.e. gene therapy, somatic-cell therapy or tissue-engineered medicines). The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a gene therapy medicinal candidate that is submitted to the Committee for Medicinal Products for Human Use, or CHMP, before the CHMP adopts its opinion which is submitted to the European Commission for the final decision on whether to grant a marketing authorization or not. In the EU, the EMA publishes guidelines for the development and evaluation of gene therapy medicinal products to assist in preparing marketing authorization applications, however these are continually under review. The EMA may issue new guidelines concerning the development and marketing authorization for gene therapy medicinal products and require that we comply with these new guidelines.

Adverse developments in post-marketing experience or in clinical trials conducted by others of gene therapy products, cell therapy products or products developed through the application of gene editing technology may cause the FDA, the EMA and other regulatory bodies to revise the requirements for development or approval of our current or future product candidates or limit the use of products utilizing gene editing technologies, either of which could materially harm our business. In addition, the clinical trial requirements of the FDA, the EMA and other

regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates can be more expensive and take longer than for other, better known or more extensively studied pharmaceutical or other product candidates. Regulatory agencies administering existing or future regulations or legislation may not allow production and marketing of products utilizing gene editing technology in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our research programs or the commercialization of resulting products.

We and our collaborators, if any, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidates we may identify and develop, including regulatory delays, negative or inconclusive results from our clinical trials, difficulty in designing well-controlled clinical trials, lack of regulatory authorization for our clinical trials, and patients or clinical trial sites dropping out of a trial.

The regulatory review committees and advisory groups described above and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates or lead to significant post-approval limitations or restrictions. As we advance our research programs and develop future product candidates, we will be required to consult with these regulatory and advisory groups and to comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of any product candidates we identify and develop.

Because we are developing product candidates in the field of genetic medicines in which there is little clinical experience, there is increased risk that the FDA, the EMA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results and that these results may be difficult to analyze.

In order to proceed into clinical development of any product candidates we identify, we will need to submit applications to regulatory authorities, such as IND applications and CTAs and obtain regulatory clearance to commence clinical development. Because the product candidates we identify are based on novel gene-editing technology, we may be unsuccessful in obtaining clearance from regulatory authorities to proceed into clinical development. In order to commence clinical development, we will need to identify success criteria and endpoints such that the FDA, the EMA or other regulatory authorities will be able to determine the clinical efficacy and safety profile of any product candidates we may develop. As we are initially seeking to identify and develop product candidates to treat diseases in which there is little clinical experience using new technologies, and while we may have opportunities to discuss our clinical development plans with regulatory authorities prior to commencing clinical development, there is heightened risk that the FDA, the EMA or other regulatory authorities may not consider the clinical trial endpoints that we propose to provide clinically meaningful results (reflecting a tangible benefit to patients), or may ask for additional endpoints to assess patient safety. In addition, the resulting clinical data and results may be difficult to analyze. Even if the FDA does find our success criteria to be sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoints to a degree of statistical significance. This may be a particularly significant risk for many of the genetically defined diseases for which we plan to develop product candidates because many of these diseases have small patient populations, and designing and executing a rigorous clinical trial with appropriate statistical power is more difficult than with diseases that have larger patient populations. Furthermore, even if we do achieve the pre-specified criteria, we may produce results that are unpredictable or inconsistent with the results of the non-primary endpoints or other relevant data. The FDA also weighs the benefits of a product against its risks, and the FDA may view the efficacy results in the context of safety as not being supportive of regulatory approval. Other regulatory authorities in the European Union and other countries may make similar comments with respect to these endpoints and data. Any product candidates we may develop will be based on a relatively new technology that makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. Further, we expect our clinical trials to include surrogate endpoints, which may be novel or for which the FDA or regulatory authorities lack familiarity or experience, and which may increase the risk that the FDA or other regulatory authorities may disagree that such endpoints are sufficient, and could require that additional trials are conducted. Very few gene therapy products have

received marketing authorization or marketing approval from the European Commission or the FDA, and only one gene editing therapeutic product has been approved in the United States and in Europe. Some of these gene therapy products have taken years to register and have had to deal with significant issues in their post-marketing experience.

We are early in our development efforts. As a result, we expect it will be many years before we commercialize any product candidate, if ever. If we are unable to advance our current or future product candidates into and through clinical trials, obtain marketing approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

The success of our business depends primarily upon our ability to identify, develop and commercialize product candidates. We are early in our development efforts and are focused on identifying and advancing our current targeted disease indications to IND-enabling studies and towards initiating clinical trials. We are also continuing to engage in regulatory interactions with the FDA based on the current data set from our Phase 1/2 clinical trial for PM359 for the treatment of CGD. Although we believe we can demonstrate many of the key advantages of Prime Editing, because we are early in our development efforts, we are not yet certain of the results we may achieve, which may be important for registration and commercialization of our products. Such uncertainties include but are not limited to the actual size of the set of pathogenic mutations we can address, the level of editing efficiency we can produce, the degree of unwanted byproducts we may encounter, and our ability to achieve editing success in a single administration or the permanence of our edits. One particular form of Prime Editing that uses recombinases to insert targeted "gene-sized" DNA into the genome, is in an earlier stage of research and development than our CGD, AATD, and Wilson Disease programs. We believe this promising form of Prime Editing needs more than one source of DNA as a template and may deliver with less efficacy.

All of our current product development programs are still in the research or preclinical stage of development. PM359, for which we commenced a Phase 1/2 clinical trial in 2024, was deprioritized in May 2025, though we continue to engage in regulatory interactions with the FDA based on the current data set from the clinical trial. Our research methodology may be unsuccessful in identifying other product candidates, our product candidates may be shown to have harmful side effects in preclinical *in vitro* experiments or animal model studies, they may not show promising signals of therapeutic effect in such experiments or studies or they may have other characteristics that may make the product candidates impractical to manufacture, unmarketable, or unlikely to receive marketing approval. We may experience delays in conducting or completing preclinical studies due to supply chain interruptions that could lead to shortages in materials or animals required for such studies. For example, it has been reported that there is a shortage of non-human primates for biomedical research, which are used in preclinical studies. We have not achieved preclinical proof of concept for many of our programs. Our proposed *in-vivo* delivery methods with current or future product candidates have never been evaluated in human clinical trials. Moreover, we are not aware of any clinical trials involving Prime Editing technology. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of any product candidates we may develop, which may never occur. We currently generate no revenue from sales of any product, and we may never be able to develop or commercialize a marketable product.

In addition, although we believe Prime Editing will position us to rapidly expand our portfolio of product candidates beyond the initial product candidates we may develop after only minimal changes to the product candidate construct, we have not yet successfully developed any product candidate and our ability to expand our portfolio may never materialize.

Commencing clinical trials in the United States is also subject to acceptance by the FDA of our IND application and finalizing the trial design based on discussions with the FDA and other regulatory authorities. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional studies or trials or impose stricter approval conditions than we currently expect. For example, gene therapy companies have been subject to a clinical hold before IND acceptance, in which the FDA has requested further information such as additional control data for preclinical studies and further analyses of certain off-target editing experiments. Accordingly, we may not obtain an immediate IND acceptance on submission and the FDA may request additional

information or studies. There are equivalent processes and risks applicable to CTAs in other countries, including in Europe.

Some of our approaches may require interaction and approval from regulatory authorities beyond the specific requirements for individual product candidates. For example, our "march up the chromosome" personalized medicine approach may require the use of umbrella or basket clinical studies, studies where more than one mutation in a disease or more than one disease are studied in a single clinical trial or even studies where mutations in different diseases are studied in a single clinical trial. Some of our approaches may also require studying more than one Prime Editor under a single IND or applying for registration for a suite of Prime Editor products to allow broad therapeutic coverage for a wide range of mutations in a single disease.

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our current or future product candidates in the United States or any other jurisdiction, if at all, and any such approval may be for a narrower indication than we seek. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. We may conduct one or more of our clinical trials with one or more trial sites that are located outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA, and there can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt our development of the applicable product candidates. Similarly, marketing approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods.

Commercialization of any product candidates we may develop will also require preclinical and clinical development; regulatory and marketing approval in multiple jurisdictions, including by the FDA and the EMA; manufacturing supply, capacity and expertise; building of a commercial organization; and significant marketing efforts.

The success of product candidates we may identify and develop will depend on many factors, including the following:

- timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, where applicable;

- effective IND applications or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any product candidates we may develop;

- successful enrollment and completion of clinical trials, including under the FDA's current GCPs, current GLPs, and any additional regulatory requirements from foreign regulatory authorities;

- positive results from our future clinical trials that support a finding of safety and effectiveness and an acceptable risk-benefit profile in the intended populations;

- receipt of marketing approvals from applicable regulatory authorities;

- establishment of arrangements through our own facilities or with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities;

- establishment, maintenance, defense and enforcement of patent, trademark, trade secret and other intellectual property protection or regulatory exclusivity for any product candidates we may develop;

- commercial launch of any product candidates we may develop, if approved, whether alone or in collaboration with others;

- acceptance of the benefits and use of our product candidates we may develop, including method of administration, if and when approved, by patients, the medical community and third-party payers;

- effective competition with other therapies;

- maintenance of a continued acceptable safety, tolerability and efficacy profile of any product candidates we may develop following approval; and

- establishment and maintenance of healthcare coverage and adequate reimbursement by payers.

If we do not successfully commercialize any product candidates we may develop, we could experience a material harm to our business.

We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases any product candidates we identify or develop are intended to target. If we experience delays or difficulties in the enrollment of patients in clinical trials, our clinical development activities and our receipt of necessary regulatory approvals could be delayed or prevented.

As we progress our programs, we may not be able to initiate or continue clinical trials for any product candidates we identify or develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or other analogous regulatory authorities outside the United States, or as needed to provide appropriate statistical power for a given trial. Enrollment may be particularly challenging for some of the rare genetically defined diseases we are targeting in our most advanced programs. In addition, if patients are unwilling to participate in our gene editing trials because of negative publicity from adverse events related to the biotechnology, gene therapy or gene editing fields, competitive clinical trials for similar patient populations, clinical trials in competing products or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our potential product candidates may be delayed. Moreover, some of our competitors may have ongoing clinical trials for product candidates that would treat the same indications as our current or future product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates.

Patient enrollment is also affected by other factors, some of which may include:

- severity of the disease under investigation;

- size of the patient population and process for identifying patients, including proximity and availability of clinical trial sites for prospective patients with conditions that have small patient pools;

- design of the trial protocol, including efforts to facilitate timely enrollment in clinical trials;

- availability and efficacy of approved medications for the disease under investigation;

- availability of genetic testing for potential patients and ability to monitor patients adequately during and after treatment;

- ability to obtain and maintain patient informed consent;

- risk that enrolled patients will drop out before completion of the trial;

- eligibility and exclusion criteria for the trial in question;

- perceived risks and benefits of the product candidate under investigation and gene editing as a therapeutic approach; and

- patient referral practices of physicians.

In addition, our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, some of which may include:

- difficulty in establishing or managing relationships with CROs and physicians;

- different standards for the conduct of clinical trials;

- different standard-of-care for patients with a particular disease;

- difficulty in locating qualified local consultants, physicians and partners; and

- potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment and of gene editing technologies.

Enrollment delays in our clinical trials may result in increased development costs for our current or future product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. If we or our collaborators have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials or entire clinical programs, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

The gene editing field is relatively new and is evolving rapidly, making us subject to additional development challenges and risks. We are focusing our research and development efforts on gene editing using Prime Editing technology, but other gene editing technologies may be discovered that provide significant advantages over Prime Editing, which could materially harm our business.

To date, we have focused our efforts on our Prime Editing platform. However, there are numerous other companies advancing gene editing and gene therapy product candidates that are in preclinical or clinical development. Some of these other companies have previously undertaken research and development of gene editing technologies using clustered regularly interspaced short palindromic repeats, or CRISPR, or other forms such as base editing, zinc finger nucleases, or ZFNs, engineered meganucleases and transcription activator-like effector nucleases, or TALENs, but to date none has obtained marketing approval for a product candidate. There can be no certainty that Prime Editing technology will lead to the development of gene editing therapies or that other gene editing technologies will not be considered better or more attractive for the development of therapies. For example, transposons, or "jumping genes," can insert themselves into different places in the genome and carry specific DNA sequences to specific sites without the need for making double-stranded breaks in DNA, although such methods currently cannot target specific locations. Multiple companies are also developing alternative gene editing technologies, including Tessera Therapeutics, which states it is pioneering Gene Writing™, a new genome engineering technology that writes therapeutic messages into the genome to treat diseases at their source; Metagenomi, which states it is using metagenomics – the study of genetic material recovered from organisms found in the world's natural microbial environments – and machine learning to discover novel genome editing systems for therapeutics development; Arbor Biotechnologies, which states it is developing genetic medicines through the discovery of programmable DNA editors to enable curative outcomes for patients; and nChroma Bio, Inc. and Moonwalk Biosciences, both of which are focused on epigenetic editing to treat disease. In addition, Beam is developing novel base editing technology. We have entered into a collaboration and license agreement with Beam, under which we grant Beam certain exclusive and non-exclusive rights in our Prime Editing technology in certain fields. Our license grant to Beam does not cover all fields and applications of Prime Editing and we retain the majority of rights to use the licensed Prime Editing technology outside of the fields licensed to Beam. It is possible that base editing or other gene editing technology developed by Beam will be competitive with our business, and it is also possible that such editing technology may be considered more attractive than Prime Editing. Therefore, Beam may develop competing products using such technology. For more information regarding our agreement with Beam, see "*Business—Our License and Collaboration Agreements—Strategic relationship with Beam.*"

Similarly, other new gene editing technologies that have not been discovered yet may be determined to be more attractive than Prime Editing. Moreover, if we decide to develop gene editing technologies other than those involving Prime Editing, we cannot be certain we will be able to obtain rights to such technologies. There are also a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we have research programs, using approaches other than gene editing approaches. Any of these factors could reduce or eliminate our commercial opportunity, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, because our *in vivo* technology may involve gene editing across multiple cell and tissue types, we are subject to many of the challenges and risks that other gene editing therapeutics and gene therapies face, including

evolving regulatory guidance governing gene and gene editing therapy products, the potential risk of improper modulation of a gene sequence and extended follow-up observation periods that may be required by regulatory agencies.

Any favorable results from our clinical trials, including the results from our Phase 1/2 clinical trial of PM359, may not be predictive of results that may be observed in later clinical trials or, in the case of our preclinical product candidates, in later preclinical studies. If our current or potential product candidates, our Prime Editing technology or the delivery modes we rely on to administer them lack efficacy or cause serious adverse events, undesirable side effects or unexpected characteristics, such results could delay or prevent regulatory approval of the product candidates, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

We are developing a broad set of delivery technologies to support our Prime Editing programs. This will lead to significant challenges to develop a corresponding set of technical capabilities in support of these programs. In particular, a variety of serious adverse events, undesirable side effects or unexpected characteristics may occur. Such events, side effects or characteristics could delay or prevent regulatory approval of any product candidates we may develop, limit the commercial potential or result in significant negative consequences following any potential marketing approval. In addition, our Prime Editing technology itself, may lead to other issues, such as inability to deliver the desired efficacy or safety-related consequences as it is tested in clinical trials.

Any favorable results we may have from our clinical trials, including the results from our Phase 1/2 clinical trial of PM359, may not be predictive of results that may be observed in later clinical trials, or in the case of our preclinical product candidates, in later preclinical studies. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates. Many product candidates that initially showed promise in early stage testing for treating a variety of diseases have later been found to lack efficacy or to cause side effects that prevented further clinical development of the product candidates.

Moreover, there have been only a very limited number of clinical trials involving the use of any gene editing technologies and, aside from our Phase 1/2 trial of PM359, none involving gene editing technology similar to our Prime Editing technology. It is impossible to predict when or if any product candidates we may develop will prove safe in humans. In the gene therapy field, there have been several significant adverse events from gene therapy treatments in the past, including both the impact of the technology for editing, as well as the delivery methods used to convey the gene editing technology. These include a variety of safety concerns, including reported cases of leukemia, other cancers, significant morbidities and death. There can be no assurance that gene editing technologies such as our Prime Editing technology or the delivery methods we plan to use will not cause such undesirable side effects.

We cannot be sure that our Prime Editing technology or any of our planned delivery methods will not result in adverse effects in the long-term, such as improper editing of a patient's DNA that leads to lymphoma, leukemia, other cancers or other aberrantly functioning cells or other as yet unidentified findings. Many times, side effects manifest or are only detectable after investigational products are tested in larger scale, pivotal clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. FDA guidance advises that patients treated with gene therapies undergo long-term follow-up observation for identification of potential adverse events for as long as 15 years. If additional clinical or long-term follow-up experience indicates that any of our current or future product candidates have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited. It is also possible that serious or life-threatening side effects may cause significant delay or altered perception of any product candidates we may develop, even if we are able to later show these effects are unrelated to our product candidates. Any adverse events may cause us to delay, limit or terminate other planned clinical trials, for example any that use a similar delivery method or those that use similar aspects of Prime Editing, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, many product candidates that initially showed promise in early-stage testing have later been found to cause later side effects that prevented further clinical development of the product candidates.

Additionally, a significant risk in any gene editing product candidate is that "off-target" edits, or edits far from the intended site of gene editing, or unintended consequences of on- and off-target editing may occur, which could cause serious adverse events, undesirable side effects or unexpected characteristics. One major causative factor leading to "off target" edits is the formation of double-strand breaks during gene editing. If double-strand breaks were to occur, they can also lead to decreased cell viability in edited cells, and an increase in large deletions or structural rearrangements of DNA, chromosomal translocations or joining of one chromosome to another. In certain uses of Prime Editing, such as the use of dual flaps methods, or in some cases of use of nick-guide RNAs, more than one edit occurs along the target site, and it is possible that the use of these variations of Prime Editing could result in adverse effects similar to those observed with double-strand breaks. It is possible that we will detect such off-target edits or other unintended consequences of on- or off-target edits in our current or future product candidates. Our clinical and preclinical information for our current or future product candidates is limited, and we cannot be certain that Prime Editing with any product candidates we may develop will not cause rare double-strand breaks or that off-target editing or other unintended consequences of on- or off-target editing will not occur and cause serious adverse events in any of our future clinical trials. Furthermore, the lack of observed serious side effects in our Phase 1/2 clinical trial or any preclinical studies to date does not guarantee that such side effects will not occur in later human clinical trials of any product candidates we may develop, which would adversely impact our product development programs and business.

There is also the potential risk of delayed adverse events following exposure to Prime Editing therapy due to the permanence of edits to DNA or due to other components of product candidates used to carry the genetic material. In addition, because Prime Editing makes a permanent change, the therapy cannot be withdrawn, even after a side effect is observed. These risks also apply to "on-target" mis-edits, also often called "indels," or edits that are not intended but occur at the target site of gene correction, which might also have all of the above consequences, as well as yet unforeseen adverse effects.

Within our hematology, immunology and oncology area of focus, we are developing next generation CAR T-cell product(s) for autoimmune or oncology indication(s). While we believe our potential CAR T-cell product is differentiated from current products, our approach uses PASSIGE technology, which requires the use of a recombinase enzyme and Prime Editing. The use of recombinase enzymes in a human therapeutic is new, and has the potential to result in off-target insertions in the genome. In 2024, the FDA placed black box warnings on all CAR T-cell products based on their oncological risks, including secondary T-cell malignancies, caused by integrating vectors such as lentiviral or retroviral vectors. We cannot be sure that our approach will not result in adverse events or be subject to future black box warnings. Although we and others have demonstrated the ability to engineer gene editors which are designed to improve the specificity of their edits in a laboratory setting, we cannot be sure that our engineering efforts will be effective in any product candidates that we may develop. For example, we might not be able to engineer an editor to make the desired change, could diminish the effectiveness of an edit that we make or lead to adverse effects. Some Prime Editing approaches, such as those that use mismatch repair, or MMR, inhibition, may potentially also lead to adverse effects.

We also cannot be sure that our Prime Editing technology or any of our planned delivery methods will not result in adverse effects including allergic reactions, other changes in safety parameters, increases in liver function tests or many other potential concerns noted in clinical trials. It is also possible that our Prime Editors or our delivery methods will result in significant immunogenicity that may lead to adverse effects and could also prevent any chance of reapplication of a delivery method, or gene editing method in the future, if needed.

In certain of our programs, such as in our liver area of focus, we plan to use lipid nanoparticles, or LNPs, to deliver our Prime Editors. While LNPs have been used to deliver smaller molecules, such as RNAi, there is limited clinical evidence of their ability to deliver large RNA molecules, such as the ones we intend to use for our Prime Editors. LNPs have been reported to result in liver toxicity in clinical trials, and in preclinical studies LNPs have been shown to induce oxidative stress in the liver at certain doses. While we aim to continue to optimize our LNPs, there can be no assurance that our LNPs will not have undesired effects. Our LNPs could contribute, in whole or in part, to one or more of the following: immune reactions, infusion reactions, complement reactions, opsonization reactions, antibody reactions including IgA, IgM, IgE or IgG or some combination thereof, or reactions to the PEG from some lipids or PEG otherwise associated with the LNP. Certain aspects of our investigational therapies may induce immune reactions from either the mRNA or the lipid as well as adverse reactions within liver pathways or degradation of the mRNA or the LNP, any of which could lead to significant adverse events in one or more of our future clinical trials.

Many of these types of side effects have been seen for legacy LNPs. There may be uncertainty as to the underlying cause of any such adverse event, which would make it difficult to accurately predict side effects in future clinical trials and would result in significant delays in our programs. If the LNPs we use demonstrate similar side effects or other adverse events, we may be unable to get IND/CTA clearance to begin clinical development or may be required to halt or delay further clinical development of any of our current or future product candidates.

We may use AAVs, which is a relatively new approach for disease treatment. AAV vectors have known side effects and additional risks could develop in the future. In past clinical trials that were conducted by others with AAV vectors, several significant side effects were caused by gene therapy treatments, including, among others, reported cases of neurotoxicity, hepatotoxicity and death. Other potential side effects could include immunologic reactions and insertional oncogenesis, which is the process whereby the insertion of a functional gene near a gene that is important in cell growth or division results in uncontrolled cell division, which could potentially enhance the risk of malignant transformation. AAV vectors may also persist in the cell for long periods, potentially permanently, and may result in long-term adverse effects. If the AAV vectors we use demonstrate similar side effects or other adverse events, we may be unable to get IND/CTA clearance to begin clinical development or may be required to halt or delay further clinical development of any of our current or future product candidates. Furthermore, the FDA has stated that non-AAV vectors possess characteristics that may pose high risks of delayed adverse events.

In addition to side effects and adverse events caused by any product candidates we may develop, the conditioning, administration process or related procedures which may be used in our programs using electroporation also can cause adverse side effects and adverse events. A gene therapy patient is generally administered cytotoxic drugs to remove stem cells from the bone marrow to create sufficient space in the bone marrow for the modified stem cells to engraft and produce new cells. This procedure compromises the patient's immune system. In the future, if we are unable to demonstrate that such adverse events were caused by the conditioning regimens used, the administration process or a related procedure, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, any product candidates we may develop for any or all target indications. Even if we are able to demonstrate that adverse events are not related to the drug product or the administration of such drug product, such occurrences could affect patient recruitment, the ability of enrolled patients to complete the clinical trial or the commercial viability of any product candidates that obtain regulatory approval. While we are developing a cell shielding approach which, combined with antibody depletion of bone marrow stem cells, has the potential to be a benign method to condition patients for hematopoietic stem cell transplant, antibody-mediated conditioning with cell shielding is at the preclinical stage, and may not be successful or may have unexpected safety concerns.

We may also consider additional delivery modes, which may carry additional known and unknown risks.

We may also consider additional delivery modes, which may carry additional known and unknown risks. For example, we may use a novel split intein technology for AAV gene therapy that allows us to deliver the Prime Editor and guide RNA construct by co-infection with two viruses, where each virus contains one half of the editor. The scientific evidence to support the feasibility of developing product candidates based on this technology is limited. Furthermore, as with many AAV-mediated gene therapy approaches, certain patients' immune systems might prohibit the successful delivery, thereby potentially limiting treatment outcomes of these patients. Even if initial clinical trials in any of our current or future product candidates we may develop are successful, these product candidates we may develop may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through preclinical studies and initial clinical trials.

In the future, if we are unable to demonstrate that any of the above adverse events were caused by factors other than our product candidates or our delivery methods, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, any product candidates we are able to develop for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product- and/or delivery-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial or may cause significant delays to our programs and potential registration. Moreover, if we elect, or are required, to delay, suspend or terminate any clinical trials, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to identify and develop product candidates, and may harm our business, financial condition, result of operations and prospects significantly.

We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer or more advanced or effective than ours, which may harm our financial condition and our ability to successfully market or commercialize any product candidates we may develop.

The development and commercialization of new drug products is highly competitive. Moreover, the gene editing field is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We will face competition with respect to any product candidates that we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent or other intellectual property protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we have research programs. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, while others are based on entirely different approaches.

There are several companies utilizing Cas9 nuclease technology, including Caribou Biosciences, Inc., Editas Medicine, Inc., CRISPR Therapeutics AG, Intellia Therapeutics, Inc. and Kamau Therapeutics, Inc., among others. Several additional companies such as Sangamo Therapeutics, Inc., Precision BioSciences, Inc. and Genetix Biotherapeutics, Inc. utilize alternative nuclease-based genome editing technologies, including ZFNs, engineered meganucleases and TALENs. Beam is one of a number of companies that utilize base editing technology. In addition, other private companies such as Tessera Therapeutics, Inc. have announced their work in recombinase DNA and RNA gene writers. Other companies have announced intentions to enter the gene editing field, such as Moderna, Inc. and Pfizer Inc. Most recently, new epigenetic editing companies have emerged, such as Moonwalk Biosciences, Inc., nChroma Bio, Inc. and Tune Therapeutics, Inc. In addition, we face competition from companies utilizing gene therapy, oligonucleotides and cell therapy therapeutic approaches. Several companies such as Arbor Biotechnologies, Inc., Scribe Therapeutics Inc., Mammoth Biosciences, Inc. and Metagenomi, Inc. are actively searching for novel genome editing components, have reported the discovery of new DNA-cutting enzymes, and have announced gene editing programs. Other companies are active in LNP delivery technologies and advancing those into therapeutics using genetic therapies, including Recode Therapeutics, Inc., Verve Therapeutics, Inc., recently acquired by Eli Lilly and Company, Generation Bio Co. and Beam, among others.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which we may obtain approval for any product candidates we may develop. This may include other types of therapies, such as small molecule, antibody and/or protein therapies.

Many of our current or potential competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, manufacturing, conducting preclinical studies and clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize product candidates that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any product candidates that we may develop or that would render any product candidates that we may develop obsolete or non-competitive. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our current or

future product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, as a result of the expiration or successful challenge of our patent or other intellectual property rights, we could face risks relating to our ability to successfully prevent or delay launch of competitors' products. The availability of our competitors' products could limit the demand and the price we are able to charge for any product candidates that we may develop and commercialize.

Adverse public perception of genetic therapies and of gene editing and Prime Editing in particular, may negatively impact regulatory approval of, and/or demand for, our potential products.

Our potential therapeutic products involve editing the human genome and making permanent changes that may not be reversible. The clinical and commercial success of our potential products will depend in part on public understanding and acceptance of the use of gene editing therapy for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene editing is unsafe, unethical or immoral, and, consequently, any product candidates we may develop may not gain the acceptance of the public or the medical community. For example, the death of a patient with an ultra-rare form of Duchenne Muscular Dystrophy enrolled in a clinical trial assessing a personalized, CRISPR-based gene therapy product candidate initiated by Cure Rare Disease, a non-profit organization, was reported to be caused by an immune response to the vector used in the gene therapy. In addition, a serious adverse event was reported in the first patient dosed in a clinical trial of an investigational gene therapy conducted by Graphite Bio, Inc., and Graphite Bio, Inc. later announced the discontinuation of further development of its gene therapy product candidate after the company concluded that the event was likely related to study treatment. These reports have raised concerns about gene editing approaches that may persist until, or after, details are available. Moreover, our success will depend upon physicians prescribing, and their patients being willing to receive, treatments that involve the use of product candidates we may develop in lieu of, or in addition to, existing treatments with which they are already familiar and for which greater clinical data may be available.

In addition, gene editing technology is subject to public debate and heightened regulatory scrutiny due to ethical concerns relating to the application of gene editing technology to human embryos or the human germline. For example, academic scientists in several countries, including the United States, have reported on their attempts to edit the gene of human embryos as part of basic research.

Although we do not, and will not use our technologies to edit human embryos or the human germline, such public debate about the use of gene editing technologies in human embryos and heightened regulatory scrutiny on this issue, could prevent or delay our development of product candidates. More restrictive government regulations or negative public opinion would have a negative effect on our business or financial condition and may delay or impair our development and commercialization of product candidates or demand for any product candidates we may develop. Adverse events in our preclinical studies or clinical trials or those of our competitors or of academic researchers utilizing gene editing technologies, even if not ultimately attributable to product candidates we may identify and develop, and negative publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of current or future product candidates stricter labeling requirements for those product candidates that are approved, and a decrease in demand for any such product candidates.

If the market opportunities for any product candidates we may develop are smaller than we believe they are, our potential revenues may be adversely affected and our business may suffer. Because the target patient populations for many of the product candidates we may develop are small, we must be able to successfully identify patients and achieve market acceptance in the medical community in order to secure a significant market share to maintain profitability and growth.

We focus our research and product development on treatments for rare genetically defined diseases. Many of the product candidates we may develop are expected to target a single, often predominant mutation; as a result, the relevant patient population may therefore be small. Although we are aiming to expand beyond our immediate target indications, including into broader populations, these approaches will require regulatory approval as discussed in the risk factor entitled "*We are early in our development efforts. As a result, we expect it will be many years before we commercialize any product candidate, if ever. If we are unable to advance our current or future product candidates*

into and through clinical trials, obtain marketing approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed." In rare genetically defined diseases, our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with product candidates we may develop, are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases. The number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, and patients may not be amenable to treatment with the product candidates we may develop, or may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations and prospects. Additionally, because of the potential that any product candidates we develop could cure a target disease, we may not receive recurring revenues from patients and may deplete the patient population prevalence through curative therapy.

Clinical trial and product liability lawsuits against us could divert our resources and could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We will face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in human clinical trials, and we will face an even greater risk if we commercially sell any products that we may develop. While we currently have no products that have been approved for commercial sale, the use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates or products that we may develop;

- termination of clinical trials;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- significant costs to defend any related litigation;

- substantial monetary awards to trial participants or patients;

- loss of revenue;

- reduced resources of our management to pursue our business strategy; and

- the inability to commercialize any products that we may develop.

We currently hold clinical trial liability insurance coverage and we plan to obtain further insurance coverage if we expand our clinical trials and/or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to obtain and maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of

contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research and product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We carry specific biological or hazardous waste insurance coverage (under which we currently have an aggregate of approximately $2.0 million in coverage). However, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws, regulations, and permitting requirements. These current or future laws, regulations, and permitting requirements may impair our research, development, or production efforts. Failure to comply with these laws, regulations, and permitting requirements also may result in substantial fines, penalties, or other sanctions or business disruption, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Any third-party contract manufacturers and suppliers we engage will also be subject to these and other environmental, health, and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Gene editing therapies are novel, and any product candidates we develop may be complex and difficult to manufacture. We could experience delays in satisfying regulatory authorities or production problems that result in delays in our development programs, limit the supply of the product candidates we may develop or otherwise harm our business.

Any product candidates we may develop will likely require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as the product candidates we intend to develop generally cannot be fully characterized. As a result, assays of the finished product candidate may not be sufficient to ensure that the product candidate will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, insufficient inventory or potentially delay progression of our potential IND filings. If we successfully develop product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet the FDA, the EMA or other comparable applicable foreign standards or specifications with consistent and acceptable production yields and costs. For example, the current approach of manufacturing AAV vectors may fall short of supplying required number of doses needed for advanced stages of preclinical studies or clinical trials, and the FDA may ask us to demonstrate that we have the appropriate manufacturing processes in place to support the higher-dose group in our preclinical studies or clinical trials. In addition, any product candidates we may develop will require complicated delivery methods, such as electroporation, LNPs or viral vectors, each of which will introduce additional complexities in the manufacturing process. We may also have similar issues to other companies that have had difficulties in receiving FDA, or other regulatory agency approval for key potency assays needed for regulatory approval and/or drug release from the manufacturer.

In addition, the FDA, the EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other regulatory authorities may require that we not distribute a lot until the

agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

Furthermore, we intend to use novel technology for gene editing. Our novel Prime Editors have two main components that act together to edit DNA: (i) a Prime Editor protein, typically comprising a fusion between a Cas protein domain and a reverse transcriptase domain, and (ii) a pegRNA, that targets the Prime Editor to a specific genomic location and provides a template for making the desired edit to the target DNA sequence. In addition, we are broadening the types of edits that we can make by incorporating innovations in Prime Editing, including dual-flap Prime Editing and PASSIGE. The scientific evidence to support the feasibility of developing product candidates based on these technologies is both preliminary and limited and has yet to be produced at a clinical scale.

We also may encounter problems hiring and retaining the experienced scientific, quality control and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

Given the nature of biologics manufacturing there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce product candidates on schedule and could harm our results of operations and cause reputational damage. Some of the raw materials that we anticipate will be required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any product candidates we may develop could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.

Any problems in our manufacturing process or the facilities with which we contract could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in third-party manufacturing process or facilities also could restrict our ability to ensure sufficient clinical material for any clinical trials we may be conducting or are planning to conduct and meet market demand for any product candidates we develop and commercialize.

If preclinical studies or clinical trials of any product candidates we may identify and develop fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates we may identify and develop, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

We and our collaborators, if any, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidates we may identify and develop, including:

- delays in reaching a consensus with regulators on trial design;

- regulators, institutional review boards, or IRBs, or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- delays in reaching or failing to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective CROs and clinical trial sites;

- clinical trials of any product candidates we may develop may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development or research programs;

- delays if a clinical trial is suspended or terminated by us, by the IRBs or their ethics committees, the data review committee or data safety monitoring board for such trial or by the FDA, EMA or other foreign regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the regulatory authorities;

- difficulty in designing well-controlled clinical trials due to ethical considerations which may render it inappropriate to conduct a trial with a control arm that can be effectively compared to a treatment arm;

- difficulty in designing clinical trials and selecting endpoints for diseases that have not been well-studied and for which the natural history and course of the disease is poorly understood;

- the number of patients required for clinical trials of any product candidates we may develop may be larger than we anticipate; enrollment of suitable participants in these clinical trials, which may be particularly challenging for some of the rare genetically defined diseases we are targeting in our most advanced programs, may be delayed or slower than we anticipate; or patients may drop out of these clinical trials at a higher rate than we anticipate;

- our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- regulators, IRBs, or independent ethics committees may require that we or our investigators suspend or terminate clinical research or clinical trials of any product candidates we may develop for various reasons, including noncompliance with regulatory requirements, a finding of undesirable side effects or other unexpected characteristics, or that the participants are being exposed to unacceptable health risks or after an inspection of our clinical trial operations or trial sites;

- the cost of clinical trials of any product candidates we may develop may be greater than we anticipate;

- the supply or quality of any product candidates we may develop or other materials necessary to conduct clinical trials of any product candidates we may develop may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing, and delivery of any product candidates we may develop to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;

- delays in having patients complete participation in a trial or return for post-treatment follow-up;

- clinical trial sites dropping out of a trial;

- selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

- occurrence of serious adverse events associated with any product candidates we may develop that are viewed to outweigh their potential benefits; or

- occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; and changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

If we or our collaborators are required to conduct additional clinical trials or other testing of any product candidates we may develop beyond those that we currently contemplate, if we or our collaborators are unable to successfully

complete clinical trials or other testing of any product candidates we may develop, or if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we or our collaborators may:

- be delayed in obtaining marketing approval for any such product candidates we may develop or not obtain marketing approval at all;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

- be subject to changes in the way the product is administered;

- be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

- have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a Risk Evaluation and Mitigation Strategy, or REMS, or through modification to an existing REMS;

- be sued; or

- experience damage to our reputation.

Product development costs will also increase if we or our collaborators experience delays in clinical trials or other testing or in obtaining marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize any product candidates we may develop, could allow our competitors to bring products to market before we do, and could impair our ability to successfully commercialize any product candidates we may develop, any of which may harm our business, financial condition, results of operations, and prospects.

Social media campaigns and demand for expanded access to our current and future product candidates could negatively affect our reputation and harm our business.

We are developing product candidates in areas of unmet medical need where there are currently limited or no available therapeutic options and may receive requests in the future for right to try access or expanded access on a compassionate use basis to certain of our current and future product candidates. It is possible for individuals or groups to target companies with disruptive social media campaigns related to a request for access to unapproved drugs for patients with significant unmet medical need. If we experience a similar social media campaign regarding our decision to provide or not provide access to any of our current and future product candidates under an expanded access policy, our reputation may be negatively affected and our business may be harmed.

Media attention to individual patients' expanded access requests has resulted in the introduction and enactment of legislation at the local and national level referred to as "Right to Try" laws, such as the federal Right to Try Act of 2017, which are intended to allow patients access to unapproved therapies earlier than traditional expanded access programs. A possible consequence of both activism and legislation in this area may be the need for us to initiate an unanticipated expanded access program or to make our drug candidates more widely available sooner than anticipated.

In addition, some patients who receive access to drugs prior to their commercial approval through compassionate use, expanded access programs or right to try access have life-threatening illnesses and have exhausted all other available therapies. The risk for serious adverse events in this patient population is high, which could have a negative impact on the safety profile of our potential product candidates if we were to provide them to these patients, which could cause significant delays or an inability to successfully commercialize our current and future product candidates, which could materially harm our business. If we were to provide patients with our current and future product candidates under an expanded access program, we may in the future need to restructure or pause any compassionate use and/or expanded access programs in order to perform the controlled clinical trials required for regulatory approval and successful commercialization of our current and future product candidates, which could prompt adverse publicity or other disruptions related to current or potential participants in such programs.

Risks Related To Our Relationships with Third Parties

We have entered into collaborations, and may enter into additional collaborations, with third parties for the research, development, delivery, manufacturing and commercialization of Prime Editing technology and certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to capitalize on the market potential of our Prime Editing platform or product candidates.

As part of our strategy, we have entered into collaborations and intend to seek to enter into additional collaborations with third parties for one or more of our programs or product candidates we may develop. Our likely collaborators for any other collaboration arrangements include pharmaceutical and biotechnology companies, academic institutions, and foundations. We may seek such third-party collaborators and strategic partners for the research, development, delivery, manufacturing and commercialization of certain of the product candidates we may develop. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to collaboration, including the development, delivery, manufacturing or commercialization of any product candidates we may seek to develop with them. Our ability to generate revenues from these arrangements will depend on our collaborators' and strategic partners' abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

Collaborations involving our research, development, expansion of our technology or for any product candidates we may develop pose numerous risks to us, including the following:

- Collaborators and strategic partners have significant discretion in determining the efforts and resources that they will apply to these collaborations, may not pursue development and commercialization of any product candidates we may develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities.

- Collaborators and strategic partners may have significant overlap in their areas of interest and capabilities, research and development activities and product candidates with us, which may result in potential conflicts of interest.

- The transfer of key technology between our collaborators and strategic partners and us may be incomplete, delayed or not meet our standards of quality.

- Collaborators and strategic partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing.

- Collaborators and strategic partners could independently develop or develop with third parties, products that compete directly or indirectly with our therapies or product candidates we may develop if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours.

- Collaborators and strategic partners with marketing and distribution rights to one or more therapies may not commit sufficient resources to the marketing and distribution of such therapy or therapies.

- Collaborators and strategic partners may have rights or may believe they have rights to sub-license our Prime Editing technology more broadly than anticipated for the collaboration.

- Collaborators and strategic partners may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our intellectual property or proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation.

- Collaborators and strategic partners may not properly use our technology, perform activities below quality standards or wrongly interpret results, any of which may result in adverse public perception of Prime Editing or negatively impact the regulatory approval of, and/or demand for, our current and future product candidates.

- There may be areas of ambiguity in the interpretation of obligations and deliverables under any collaboration agreements we have entered or may enter into, including disputes that may arise between the collaborators and strategic partners and us that result in the delay or termination of the research, development or commercialization of our therapies or product candidates or that result in costly litigation or arbitration that diverts management attention and resources.

- We may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control, and may have a reduced ability to prioritize programs and allocate resources.

- Collaborations may be terminated and, if terminated, may leave incomplete some or all of the goals that were set for such collaboration or result in a need for additional capital to pursue further development or commercialization of the applicable product candidates we may develop.

- Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished or terminated.

If our collaborations do not result in successful research or delivery approaches or successful development and commercialization of product candidates, or if one of our collaborators or strategic partners terminates its agreement with us, there may be adverse consequences. For example, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed, and we may need additional resources to develop product candidates. In addition, if one of our collaborators or strategic partners terminates its agreement with us, we may find it more difficult to find a suitable replacement or attract a new collaboration, lose access to key technology or our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization apply to the activities of our collaborators and strategic partners.

These relationships, or those like them, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, result in a loss of value to our stock or disrupt our management and business. For example, we issued and sold 11,006,163 shares of our common stock to BMS as part of the BMS Collaboration Agreement. In addition, we could face significant competition in seeking appropriate collaborators and strategic partners and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator's and strategic partner's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of several factors. If we license rights to any product candidates we may develop we or our collaborators and strategic partners may develop, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies or we could lose license rights that are important to our business.

We are, and expect to continue to be, reliant upon certain patent rights and proprietary technology we have licensed from third parties that may be important or necessary to the development of our Prime Editing technology and product candidates. If conflicts arise between our corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies or we could lose license rights that are important to our business. For instance, we have entered into license and collaboration agreements with Beam and Broad Institute related to the research, development, delivery, manufacturing, and commercialization of Prime Editing technology and certain product candidates we may develop.

Moreover, disputes over intellectual property that we have licensed could prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms. If we are unable to maintain such arrangements, we may be unable to successfully develop or commercialize the affected product candidates. Any termination of, or dispute relating to, our intellectual property licenses could result in the loss of our ability to develop and commercialize product candidates or the loss of other significant rights, any of which could have a

material adverse effect on our business, financial condition, results of operations and prospects. For example, we are currently engaged in arbitration proceedings with Beam regarding the Beam Collaboration Agreement. A dispute arose between us and Beam following our March 18, 2025 announcement that we are developing a Prime Editing-based treatment for AATD. On April 16, 2025, Beam filed an arbitration demand with the American Arbitration Association, or the AAA, alleging that we have breached the Beam Collaboration Agreement by developing a product for the treatment of AATD and by allegedly not complying with certain obligations to transfer technical information to Beam pursuant to the Beam Collaboration Agreement. On April 18, 2025, we filed an arbitration demand with the AAA seeking a declaration that our AATD program is within our "Field" as defined by the Beam Collaboration Agreement. The arbitrations have been consolidated, and the consolidated proceeding remains ongoing. If the final resolution of the matter is adverse to us, the arbitration panel may provide Beam with relief including, among other things, monetary damages and/or an order that we cease work on our AATD program and transfer such program to Beam. Such a relief could have a material adverse effect on our competitive position, business, financial condition, results of operations and growth prospects. For more information regarding our agreement with Beam, see the risk factor entitled "*Our rights to develop and commercialize our Prime Editing platform technology and product candidates are subject to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.*"

Our collaborators or strategic partners could also develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, prevent us from obtaining timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the collaboration efforts, including development, delivery, manufacturing and commercialization of products. Any of these developments could harm our company and product development efforts.

We expect to rely on third parties to conduct our clinical trials and some aspects of our research, as well as some aspects of our delivery methods, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

We currently, and expect to continue to, rely on third parties, such as CROs, clinical data management organizations, medical institutions, preclinical laboratories and clinical investigators, to conduct some aspects of our research. For example, we may rely on a third party to conduct electroporation, to supply LNPs, or to conduct some of our preclinical animal experiments. Any of these third parties may terminate their engagements with us at any time under certain criteria. If we need to enter into alternative arrangements, it may delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, the EMA and other regulatory authorities require us and the study sites and investigators we work with to comply with standards, commonly referred to as GLPs and GCPs for conducting, recording and reporting the results of preclinical studies and clinical trials to assure, amongst other things, that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. In the United States, we also are required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we designed the clinical trial for PM359 and intend to design the clinical trials for future product candidates, a CRO conducted our clinical trial for PM359, and CROs will conduct some or all of our future clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct preclinical studies and future clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also

be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Among other reasons that may delay or impact the development of our current and future product candidates, outside parties may:

- have staffing difficulties;

- fail to comply with contractual obligations;

- experience regulatory compliance issues;

- undergo changes in priorities or become financially distressed; or

- form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our preclinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs and other third parties do not perform such preclinical studies and current and future clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our current and future product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our potential product candidates or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs and other third parties, we could be required to repeat, extend the duration of or increase the size of any preclinical studies or clinical trials we conduct and this could significantly delay commercialization and require greater expenditures.

We also relied on third parties to store and distribute drug supplies for our past clinical trial and expect to rely on third parties to do the same for future clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our therapies, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of materials for our research programs, and expect to continue to do so for future clinical trials and for any commercialization of product candidates that we may develop. This reliance on third parties increases the risk that we will not have sufficient quantities of such materials, product candidates or any therapies that we may develop and commercialize, or that such supply will not be available to us on time or at an acceptable cost.

We have limited internal manufacturing capabilities at the present time. We currently rely on third-party manufacturers to manufacture many of our materials for research, preclinical studies and clinical trials, and expect to continue to do so. We have not yet formulated our plans for commercial supply of any product candidates that we may develop or for which we or our collaborators may in the future obtain marketing approval, but our future decisions may be subject to similar risks to the ones discussed below.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, some of which may include:

- the possible breach of the manufacturing agreement by the third party;

- tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, import or export licensing requirements, trade embargoes, sanctions (including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury), other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), and protectionist or retaliatory measures taken by the United States or other countries;

- the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and

- reliance on the third party for regulatory compliance and quality assurance.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable

regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures or recalls of product candidates or therapies, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our therapies and harm our business, financial condition, results of operations and prospects.

Any therapies that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply for bulk drug substances. If any third party-manufacturer with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the facilities or resources, or enter into an agreement with a different third party-manufacturer, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original third party-manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change third party-manufacturers for any reason, we will be required to verify that the new third party-manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our current and future product candidates according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new third party-manufacturer could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a third party-manufacturer may possess technology related to the manufacture of our product candidate that such third party-manufacturer owns independently. This would increase our reliance on such third party-manufacturer or require us to obtain a license from such third party-manufacturer in order to have another third party-manufacturer manufacture our product candidates, which may not be available on commercially reasonable terms, or at all. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

In addition, regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry generally, and in some instances we or our collaborators or other third parties on which we rely, depend on China-based suppliers or service providers for certain raw materials, goods, including biologically derived substances, products and services, or other activities. Our ability or the ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service provides and Chinese biotech companies for certain preclinical research programs and clinical development programs could be restricted due to geopolitical developments between the United States and China, including as a result of the escalation of tariffs, other trade restrictions or the enactment of the BIOSECURE Act or similar legislation. While the BIOSECURE Act is primarily directed at U.S. government procurement and funding and has not yet been fully implemented through final regulations, there remains a continued policy interest in limiting U.S. companies' relationships with biotechnology providers with relationships with foreign adversaries. For instance, if our, our collaborators', or other third parties' China-based suppliers or service providers were named as a "biotechnology company of concern," such designation could have the downstream effect of restricting our ability to enter into contracts with or receive funding from U.S. federal agencies from purchasing services or equipment involving the use of those Chinese biotechnology companies, as well as supply chain disruptions or delays. This, in turn, could materially and adversely affect our or our collaborators' ability to manufacture or supply product candidates or advance our clinical development programs, which could materially and adversely affect our business and future prospects.

Our current and anticipated future dependence upon others for the manufacture of any product candidates or therapies we may develop may adversely affect our future profit margins and our ability to commercialize any therapies that receive marketing approval on a timely and competitive basis.

If we are not able to establish collaborations on a timely basis, on commercially reasonable terms, or at all, we may have to alter, reduce or delay our development and commercialization plans or increase our expenditures to fund development or commercialization activities at our own expense.

For some of the product candidates we may develop, we may decide to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates, which is a complex and time-consuming process to negotiate and document. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator or strategic partner's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator or strategic partner's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, the European Commission or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator or strategic partner may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us. In addition, we and the collaborator or strategic partner may have differences in risk tolerance, which may affect the development and execution of such collaborations with respect to timing and other considerations.

We may also be restricted under existing collaboration agreements from entering into future collaboration agreements on certain terms with potential collaborators. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators, which further increases competition we face in seeking potential collaborations.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to develop product candidates or bring them to market and generate product revenue.

Risks Related To Our Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for any product candidates we develop and for our Prime Editing technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours and our ability to successfully commercialize any product candidates we may develop and our Prime Editing technology may be adversely affected.

Our commercial success will depend in large part on our ability to obtain and maintain patent, trademark, trade secret and other intellectual property protection of our Prime Editing technology, product candidates and other technology, methods used to manufacture them and methods of treatment, as well as to successfully defend our patent and other intellectual property rights against third-party challenges. It is difficult and costly to protect our Prime Editing technology and product candidates, and we may not be able to ensure their protection. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our product candidates we may develop is dependent upon the extent to which we have established rights under valid and enforceable patents or trade secrets that cover these activities.

We seek to protect our proprietary position by in-licensing intellectual property relating to our platform technology and filing patent applications in the United States and abroad related to our Prime Editing technology and product candidates that are important to our business. If we or our licensors are unable to obtain or maintain patent protection with respect to our Prime Editing technology and product candidates we may develop, or if the scope of the patent protection secured is not sufficiently broad, third parties could develop and commercialize products and

technology similar or identical to ours and our ability to commercialize any product candidates we may develop may be adversely affected.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed pending patent applications or in-licensed issued patents, or that we or our licensors were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our owned or licensed patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation in recent years. The field of genome editing has been the subject of extensive patenting activity and litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain and we may become involved in complex and costly litigation. Our pending and future patent applications may not result in patents being issued which protect our Prime Editing technology and product candidates we may develop or which effectively prevent others from commercializing competitive technologies and product candidates. For example, our provisional applications may never result in issued patents. A provisional patent application is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of filing the related provisional patent application. If we do not timely file non-provisional patent applications, we may lose our priority dates with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any of our patent applications for our technology and product candidates will result in the issuance of patents that effectively protect our technology and product candidates. Any failure to obtain or maintain patent protection with respect to our technology and product candidates would have a material adverse effect on our business, financial condition, results of operations and prospects.

No consistent policy regarding the scope of claims allowable in the field of genome editing, including for Prime Editing technology, has emerged in the United States. The scope of patent protection outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, enforce and defend our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patent rights. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will be valid and enforceable and provide sufficient protection from third parties.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patent applications that we own or in-license may, if issued as patents, be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates we may develop will be protectable or remain protected by valid and enforceable patents. Our

competitors or other third parties may be able to circumvent our patents that may be issued from our patent applications by developing similar or alternative technologies or products in a non-infringing manner. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents that may be issued protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Some of our owned and in-licensed patent applications are, and may in the future be, co-owned with third parties. With respect to any patent applications co-owned by third parties, we may require exclusive licenses to such co-owners' interest to such patents. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such patent applications, we may be unable to prevent such co-owner from licensing their rights under the patent applications to other third parties, including our competitors, and our competitors may be able to market competing products and technology. In addition, we may need the cooperation of any such co-owners of our future patents in order to enforce such future patents against third parties, and such cooperation may not be provided to us.

Our rights to develop and commercialize our Prime Editing platform technology and product candidates are subject to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We do not currently own any issued patents and are heavily reliant upon certain patent rights and proprietary technology we have licensed from third parties that are important or necessary to the development of our Prime Editing technology and product candidates. For example, we are a party to two license agreements with Broad Institute. In September 2019, we entered into a license agreement with Broad Institute, or the Broad License Agreement, and in May 2020, February 2021, December 2022, September 2024, and September 2025, we entered into amendments to such license agreement. In December 2022, we entered into a new license agreement with Broad Institute, or the 2022 Broad License Agreement. Under the amended Broad License Agreement and the 2022 Broad License Agreement, Broad Institute grants us certain rights and licenses under certain patent rights it owns or controls relating to our Prime Editing technology and product candidates. Each license agreement imposes various diligence, milestone payment, royalty, insurance and other obligations on us. Our licenses are subject to Broad Institute's inclusive innovation model, pursuant to which Broad Institute retains the right, in certain circumstances, to grant to third parties (other than specified competitors of ours) licenses under the licensed patent rights that would otherwise fall within the scope of the exclusive license granted to us. All gene targets, which are any human genes to which a program is directed, are subject to Broad Institute's march-in license, which means Broad Institute has the right to terminate our license to gene targets under certain conditions and could make one or more gene targets unavailable to us. However, if we initiate a program for a gene target, in accordance with the terms of each license agreement, we may block a march-in request by making certain showing and by continuing to use commercially reasonable efforts to continue to progress such development. Internally, we determine when a program for a gene target has been initiated by considering factors such as whether a gene target has been identified as the subject of a program, how much time or resources have been dedicated to researching, developing, and/or designing and using reagents for a program, and the amount of preclinical testing in process for such program. If we fail to comply with these or other obligations in our current or future license agreements, our licensors may have the right to terminate our license, in which event we would not be able to develop or market our Prime Editing technology or any other technology or product candidates covered by the intellectual property licensed under this agreement. Our business would be seriously harmed if any current or future licenses terminate, if our licensors fail to abide by the terms of the license, if our licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. If our license agreements terminate, or we experience a reduction or elimination of licensed rights under these agreements, we may have to negotiate new or reinstated licenses with less favorable terms or we may not have sufficient intellectual property rights to operate our business. Moreover, if certain of our license agreements terminate, we may be required to continue to license or assign certain of our intellectual property to the applicable counterparty.

Certain of the patent rights that we license from Broad Institute under the Broad License Agreement are co-owned by Broad Institute with Harvard and certain of the licensed patent rights under the Broad License Agreement are co-owned by Broad Institute, Harvard, and MIT. The patent rights that we license from Broad Institute under the 2022 Broad License Agreement are co-owned by Broad Institute with Harvard, Princeton, and the University of California. In addition, some of the inventors of the licensed patent and patent applications are or were employees of HHMI, which retains certain rights to patents and patent applications invented by their employees. Our rights to our in-licensed patents and patent applications from Broad Institute are dependent, in part, on inter-institutional or other operating agreements between Broad Institute, Harvard, MIT, University of California, Princeton and HHMI. If Broad Institute, Harvard, MIT, University of California, Princeton or HHMI breaches or terminates such inter-institutional or operating agreements, our rights to such in-licensed patents and patent applications may be adversely affected. We have also licensed certain improvements to Prime Editing from Dr. Liu's laboratory at Broad Institute. For example, Dr. Liu's laboratory at Broad Institute developed engineered pegRNAs, or epegRNAs, which we have exclusively in-licensed.

Additionally, in September 2019, we established a strategic relationship with Beam, a biotechnology company developing gene editing products using its proprietary base editing technology. Under our license and collaboration agreement with Beam, or the Beam Collaboration Agreement, each party grants to the other certain exclusive and non-exclusive licenses and rights to certain Prime Editing, CRISPR and delivery technologies for use in certain specified fields. Activities performed by Prime and Beam under the Beam Collaboration Agreement may lead to co-owned patents and patent applications.

These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our Prime Editing technology and product candidates in the future. Some licenses granted to us are expressly subject to certain preexisting rights held by the licensors or certain third parties. As a result, we may not be able to prevent third parties from developing and commercializing competitive products in certain territories or fields. For example, the rights granted to us under each license agreement are subject to certain retained rights of, among others, Broad Institute, MIT, Harvard, Princeton, University of California, HHMI and the U.S. federal government, and the rights granted to us under the Beam Collaboration Agreement are subject to certain third party agreements and certain rights retained by third parties. Additionally, each license agreement with Broad Institute provides that our field of use is limited to the field of prevention or treatment of human disease, and most licenses granted to us under each license agreement with Broad Institute are further limited to the prevention or treatment of human disease by editing (including modifying or converting) or targeting DNA *ex vivo*, *in vivo*, or through xeno-transplantation methods and includes other specified exclusions. If we determine that rights to additional fields, including the specifically excluded fields, are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain a license from Broad Institute and/or other third parties in order to continue developing, manufacturing or marketing our product candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or other third parties the chance to access technology that is important to our business.

We do not control the preparation, filing, prosecution and maintenance of the patents and patent applications covering the technology that we license from Broad Institute or Beam. For example, pursuant to our licenses with Broad Institute and Beam, our licensors retain control of preparation, filing, prosecution and maintenance of their wholly-owned patents and patent applications. We rely on such licensors to determine inventorship and perfect priority of their patent applications. We cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained and defended in a manner consistent with the best interests of our business. If Broad Institute or Beam fails to prosecute or maintain such patents and patent applications or loses rights to such patents and patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent third parties from making, using and selling competing products. In addition, we do not control all enforcement of the patents and patent applications we license from Broad Institute. It is possible that our licensors' enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, or may not be conducted in accordance with our best interests.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patent rights we have in-licensed. If other third parties have ownership rights to our in-licensed issued patents and patent applications, the license granted to us in jurisdictions where the consent of a co-owner is necessary to grant such a license may not be valid, and such co-owners for which we do not secure exclusive licenses may be able to license such patent rights to third parties, including our competitors, and such third parties may be able to market competing products and technology.

Furthermore, inventions contained within some of our in-licensed issued patents and patent applications were made using U.S. government funding. We rely on our licensors to ensure compliance with applicable obligations arising from such funding, such as timely reporting, an obligation associated with our in-licensed patents and patent applications. The failure of our licensors to meet their obligations may lead to a loss of rights or the unenforceability of relevant patents that may issue from such applications. For example, the U.S. government could have certain rights in such in-licensed issued patent and patent applications, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. If the U.S. government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. The U.S. government's rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may also exercise its march-in rights if it determines that action is necessary because we or our licensors failed to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. For example, if the U.S. government determines it is necessary, the U.S. government may exercise its march-in rights and license to third-party manufacturers any or all of our future products or current or future product candidates covered by in-licensed patents and patent applications made using U.S. government funding. In addition, our rights in such in-licensed U.S. government-funded inventions may be subject to certain requirements to manufacture product candidates embodying such inventions in the United States. Any of the foregoing could harm our business, financial condition, results of operations, and prospects significantly.

In the event that any of our third-party licensors determines that, in spite of our efforts, we have materially breached a license agreement or have failed to meet certain obligations thereunder, it may elect to terminate the license agreement or, in some cases, one or more license(s) under the applicable license agreement and such termination would result in us no longer having the ability to develop and commercialize product candidates and technology covered by that license agreement or license. In the event of such termination of a third-party in-license, or if the underlying patent rights under a third-party in-license fail to provide the intended exclusivity, third parties may be able to seek regulatory approval of, and to market, products identical to ours. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Pursuant to our license agreements with Beam and Broad Institute, we are generally responsible for bringing any actions against any third party for infringing on certain of the patent rights we have licensed from such counterparty, subject to certain conditions. Certain provisions of each license agreement with Broad Institute also require us to meet development thresholds within specified timeframes to maintain the license, including establishing a set timeline for developing and commercializing products, while some provisions of the Beam Collaboration Agreement require us to use commercially reasonable efforts to conduct development activities for collaboration products. In spite of our efforts, Broad Institute, Beam, or any future licensor from whom we may seek to license intellectual property rights might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these licenses agreements are terminated, or if the underlying patent rights fail to provide the intended exclusivity, competitors or other third parties may be able to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of our Prime Editing technology or product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of

operations and growth prospects. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- the sublicensing of patent rights to third parties under our collaborative development relationships;

- our diligence obligations under the license agreement with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensor and us and our partners; and

- the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property rights from Beam and Broad Institute are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise under our existing license agreements or future license agreements into which we may enter could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or broaden what we believe to be the scope of the licensor's rights to our intellectual property and technology, or increase what we believe to be our financial or other obligations under the relevant agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, we have exclusively licensed and sublicensed certain of our owned and licensed intellectual property rights to Beam pursuant to the Beam Collaboration Agreement in certain fields. The parties have presented differing contractual interpretations, the resolution of which could expand the field of exclusivity or other rights that we believe were granted to Beam, and therefore narrow what we believe to be our field of exclusivity or rights with respect to such licensed intellectual property rights. For more information, see the risk factor entitled "*If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies or we could lose license rights that are important to our business.*" Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our Prime Editing technology or other product candidates or we could lose other significant rights, any of which could have a material adverse effect on our business, financial conditions, results of operations and prospects. It is also possible that a third party could be granted limited licenses to some of the same technology, in certain circumstances.

Our in-licensed issued patents and owned and in-licensed patent applications may not provide sufficient protection of our Prime Editing technologies and our future product candidates or result in any competitive advantage.

We have in-licensed 10 issued U.S. patents or allowed U.S. patent applications, 20 granted ex-U.S. patents or allowed ex-U.S. patent applications, and own and have in-licensed a number of patent applications that cover Prime Editing methods and its components and systems. We and our licensors have filed patent applications intended to specifically cover our Prime Editing technology and uses with respect to treatment of particular diseases and conditions. While we in-license 10 issued U.S. patents or allowed U.S. patent applications, we do not currently own any, or in-license any other, issued U.S. patents.

We have 10 in-licensed issued U.S. patents or allowed U.S. patent applications and 20 granted ex-U.S. patents or allowed ex-U.S. patent applications, all of which cover Prime Editing methods and its components and systems. Our owned and in-licensed patent applications contain claims directed to compositions of matter for our Prime Editing product candidates, as well as methods directed to the use of such product candidates for gene therapy treatment. Method-of-use patents do not prevent a competitor or other third party from developing or marketing an

identical product for an indication that is outside the scope of the patented method. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, providers may recommend that patients use these products off-label, or patients may do so themselves.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our or our licensors' current and future patents may be challenged in the courts or patent offices in the United States and abroad. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. For example, while our or our licensors' patent applications are pending, such patent applications may now or in the future be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in interference or derivation proceedings or equivalent proceedings in foreign jurisdictions. For example, prior art was submitted by one or more third parties with respect to certain of our Patent Cooperation Treaty, or PCT, patent applications as well as in patent applications filed in the European Patent Office in-licensed from Broad Institute directed to Prime Editing. Third parties may challenge the inventorship, priority of invention, validity, enforceability or scope of our in-licensed patents and our or our licensors' patent applications that successfully issue, including through opposition, revocation, reexamination, post-grant and *inter partes* review proceedings and litigation. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. An adverse determination in any such submission, proceeding or litigation may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, limit the duration of the patent protection of our technology and product candidates, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Furthermore, even if they are unchallenged, our patent rights may not adequately protect our intellectual property or prevent others from designing around our platform technology or product candidates. If the breadth or strength of protection provided by our in-licensed patents or patents that may issue from the patent applications we own or in-license with respect to our Prime Editing technology and product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in development, testing and regulatory review of new product candidates, the period of time during which we could market our product candidates under patent protection would be reduced.

Given that patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, we cannot be certain that we or our licensors were in the past or will be in the future the first to file any patent application related to our Prime Editing technology or product candidates. In addition, some patent applications in the United States may be maintained in secrecy until the patents are issued. As a result, there may be prior art of which we or our licensors are not aware that may affect the validity or enforceability of a patent claim, and we or our licensors may be subject to priority disputes. For our in-licensed patent portfolios, we rely on our licensors to determine inventorship and to obtain and file inventor assignments of priority applications before their conversion as PCT applications. A failure to do so in a timely fashion may give rise to a challenge to entitlement of priority for foreign applications nationalized from such PCT applications. We or our licensors may in the future become a party to proceedings or priority disputes in Europe or other foreign jurisdictions. The loss of priority for, or the loss of, any European or other foreign patent rights could have a material adverse effect on the conduct of our business.

We may be required to disclaim part or all of the term of certain patents that may issue from our owned or in-licensed patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we or our licensors are aware, but which we or our licensors do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that, if challenged, our in-licensed patents and patent applications, if issued, would be declared by a court, patent office or other governmental authority to be valid or enforceable, or that even if the patent claims were found to be not invalid or unenforceable, a

third party's technology or product would be found by a court to infringe our patent rights. Moreover, even if our in-licensed patents and patent applications, if issued, are declared to be valid and enforceable and a third party's technology or product found to infringe our patent rights, a court or other governmental authority may refuse to prevent a third party's technology or product from being marketed, and the court or governmental authority would determine the royalty rate to be paid by the third party to us. We analyze patents or patent applications of third parties that we believe are relevant to our activities, but third parties may achieve issued claims, including in patents we consider to be unrelated, that block our efforts or potentially result in our product candidates or our activities infringing such claims. It is possible that third parties may have filed, and may in the future file, patent applications covering our products or gene editing technology similar to ours. Those patent applications may have priority over our in-licensed patents and owned and in-licensed patent applications, which could require us to obtain rights to issued patents covering such technologies. The possibility also exists that others will develop products that have the same effect as our product candidates on an independent basis that do not infringe our in-licensed patents or patents that may issue from our own or in-licensed patent applications, or other intellectual property rights, or will design around the claims of our in-licensed patents or our patents that may issue from our owned or in-licensed patent applications that cover our product candidates.

Likewise, our in-licensed issued patents and currently owned and in-licensed patent applications, if issued as patents, directed to our in-licensed and company-owned Prime Editing technologies and our product candidates are expected to expire between 2040 and 2047, without taking into account any possible patent term adjustments or extensions. Our in-licensed issued patents, or owned or in-licensed patent applications, if issued as patents, may expire before, or soon after, our first product candidate achieves marketing approval in the United States or foreign jurisdictions. Additionally, no assurance can be given that the USPTO or relevant foreign patent offices will grant any of the pending patent applications we own or in-license currently or in the future. Upon the expiration of such patents that may issue from our current owned or in-licensed patent applications, we may lose the right to exclude others from practicing these inventions. The expiration of these patent rights could also have a similar material adverse effect on our business, financial condition, results of operations and prospects.

Our in-licensed issued patents and owned and in-licensed patent applications and other intellectual property may be subject to priority, inventorship or ownership disputes and similar proceedings. If we or our licensors are unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or to cease the development, manufacture and commercialization of one or more of our product candidates, which could have a material adverse impact on our business.

We or our licensors may be subject to claims that former employees, collaborators, or other third parties have an interest in our in-licensed issued patents or owned or in-licensed patent applications or other intellectual property as an inventor or co-inventor. If we or our licensors are unsuccessful in any interference proceedings or other priority, validity (including any patent oppositions), inventorship or ownership disputes to which we or they are subject, we may lose valuable intellectual property rights through the loss of part or all of our owned or licensed patent rights, the loss of exclusive ownership of or the exclusive right to use our owned or in-licensed patent rights, or the narrowing, invalidation, or unenforceability of our or our licensors' patent claims. In the event of loss of patent rights as a result of any of these disputes, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceeding or other priority, inventorship or ownership disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of our product candidates. The loss of exclusivity or the narrowing of our patent rights could limit our ability to stop others from using or commercializing similar or identical technology and product candidates. Even if we or our licensors are successful in an inventorship or ownership dispute, it could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations, or prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property and proprietary rights throughout the world.

We currently have in-licensed 20 ex-U.S. granted patents or allowed ex-U.S. patent applications that cover Prime Editing components and methods of use. Although we own and have in-licensed numerous ex-U.S. patent applications, we have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on our Prime Editing technologies and product candidates in all countries throughout the world would be prohibitively expensive and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The laws of foreign countries do not protect intellectual property rights to the same extent as federal and state laws of the United States, even in jurisdictions where we or our licensors do pursue patent protection. In addition, our intellectual property license agreements may not always include worldwide rights. Consequently, we or our licensors may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our product candidates and patents that may issue from our or our licensors' pending patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our future patents or marketing of competing products by third parties in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our future patents or our licensors' patent or future patents and intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents or our licensors' patent or future patents at risk of being invalidated or interpreted narrowly and our or our licensors' patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Moreover, the initiation of proceedings by third parties to challenge the scope or validity of our or our licensors' patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Accordingly, our or our licensors' efforts to enforce our or our licensors' intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or our licensors are forced to grant one or more licenses to third parties with respect to any patent or future patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We may not be successful in acquiring or in-licensing necessary rights to key technologies or any product candidates we may develop.

We currently have rights to intellectual property, through licenses from third parties, to identify and develop product candidates, and we expect to seek to expand our product candidate pipeline in part by in-licensing additional rights to key technologies. The future growth of our business will depend in part on our ability to in-license or otherwise acquire the rights to additional product candidates and technologies. Although we have succeeded in licensing technologies from Beam and Broad Institute in the past, we cannot guarantee that we will be able to in-license or acquire additional rights to any product candidates or technologies from Beam, Broad Institute, or other third parties on acceptable terms or at all. For example, Broad Institute is developing improvements to the Prime Editing technology for which we may find it necessary or useful to obtain a license. In addition, our agreements with Beam

and Broad Institute provide that our fields of use exclude particular fields. If we determine that rights to such fields are necessary to commercialize our technology or product candidates or maintain our competitive advantage, we may need to obtain a license from Beam or Broad Institute in order to continue developing, manufacturing or marketing our technology or product candidates. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Additionally, upon our finalization of our product candidates, we may determine that there are third parties who possess technologies related to gene editing or other technologies which we may need to in-license, including intellectual property covering the use of Cas domains and RTs. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or other third parties the chance to access technology that is important to our business.

Furthermore, there has been extensive patenting activity in the field of gene editing. Pharmaceutical companies, biotechnology companies and academic institutions are competing with us or are expected to compete with us in the in the field of gene editing technology and filing patent applications potentially relevant to our business. For example, we are aware of several third-party patents and patent applications that may be construed to cover or be relevant to our Prime Editing and PASSIGE technologies and product candidates. In order to market our product candidates, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for product candidates we may develop and our Prime Editing technology. We may also require licenses from third parties for certain additional technologies, including technologies relating to Prime Editing, such as guide RNA modification, target sequences, Cas domains such as Cas9, reverse transcriptases such as Moloney murine leukemia virus reverse transcriptase, as well as delivery technologies for product candidates we may develop. For our PASSIGE technology, we may require additional licenses from third parties for recombinase technologies.

Additionally, we may collaborate with academic institutions to accelerate our research or development under written agreements with these institutions. In certain cases, these institutions may provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, such institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing or acquisition of third-party intellectual property rights is a highly competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The intellectual property landscape around the technologies we use or plan to use, including gene editing technology, is highly dynamic, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and may prevent, delay or otherwise interfere with our product discovery and development efforts.

The field of gene editing is still relatively new, and only one therapeutic gene editing product has reached the market. Due to the intense research and development that is taking place by several companies, including by us and our competitors, in this field, the intellectual property landscape is evolving and in flux, and it may remain uncertain for the coming years. There may be significant intellectual property related litigation and administrative proceedings relating to our owned and in-licensed, and other third-party, intellectual property and proprietary rights in the future.

Our commercial success depends upon our ability and the ability of our collaborators and present and future licensees to develop, manufacture, market and sell any product candidates that we may develop and use our proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be subject to and may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our Prime Editing and PASSIGE technologies and product candidates we may develop, including interference proceedings, post-grant review, inter partes review, derivation proceedings and reexamination proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office, or EPO. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates and they may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit.

As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our Prime Editing technology and product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of therapies, products or their methods of use or manufacture. There may be third-party patents of which we are currently unaware with claims to technologies, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. Our product candidates make use of CRISPR-based technology, which is a field that is highly active for patent filings. As of March 2022, it was reported that over 11,000 patent families worldwide related to CRISPR gene editing inventions and their uses. The extensive patent filings related to CRISPR make it difficult for us to assess the full extent of relevant patents and pending applications that may cover our Prime Editing technology and product candidates and their use or manufacture. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our Prime Editing platform technology and product candidates. We are aware of multiple patents and patent applications directed to CRISPR technologies, Cas domains, including Cas9, and their uses in gene editing. For example, we are aware of a patent portfolio that is co-owned by the University of California, University of Vienna and Emmanuelle Charpentier, which we refer to together as CVC, which contains multiple patents and pending applications directed to gene editing. We are also aware of patents and patent applications directed to gene editing, including ones that may be relevant to our Prime Editing and PASSIGE technologies, owned or co-owned by Broad Institute, MIT, Rockefeller University, Harvard, Toolgen Inc. and Sigma-Aldrich. Additional patents and patent applications that we are aware of and directed to gene editing, including ones that may be relevant to our Prime Editing and PASSIGE technologies, are owned or co-owned by The General Hospital Corporation, BASF, SNIPR Technologies Ltd., Novartis, Columbia University, Agilent Technologies, Thermo Fisher Scientific, University of California, Intellia Therapeutics, Editas Medicine, Flagship Pioneering Innovations, Caribou Biosciences, Pairwise Plants Services, University of Washington, University of California, Stanford University, Cellectis, and Inscripta.

Our ability to commercialize our product candidates may be adversely affected if we require but cannot obtain a license to these patents. We may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our Prime Editing technology or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Several patents and pending applications with claims directed to foundational aspects of CRISPR-Cas9 gene editing are currently involved in interference proceedings at the USPTO. The Patent Trial and Appeal Board, or PTAB, of the USPTO declared a second interference between 14 pending applications co-owned by the CVC and 13 patents and one pending application co-owned by Broad Institute, MIT, Rockefeller University and Harvard, which we refer to as the Boston Licensing Parties, in 2019 after the first interference between the two parties was terminated in 2018. In February 2022, the PTAB issued a decision in the second interference, granting priority to the patents and pending application co-owned by the Boston Licensing Parties over the pending applications co-owned by the CVC. In September 2022, the CVC appealed the PTAB's decision, at the U.S. Court of Appeals for the Federal Circuit. On May 12, 2025, the Federal Circuit vacated and remanded the PTAB's priority determination, ruling that the PTAB applied an incorrect legal standard but declining to decide the substantive priority issue. The PTAB has not yet issued a final decision following the remand. While the second interference was in progress, Toolgen joined the patent dispute and two more interferences were declared in December 2020, between a pending application owned by Toolgen and several pending applications co-owned by the CVC or patents and pending applications co-owned by the Boston Licensing Parties. In June 2021, two additional interferences were declared between patents and applications co-owned by the Boston Licensing Parties or pending applications co-owned by the CVC and pending applications owned by Sigma-Aldrich. The PTAB subsequently suspended the interferences involving Toolgen and Sigma-Aldrich until the Federal Circuit issues a decision in the appeal between the CVC and the Boston Licensing Parties over the PTAB's decision in the second interference. It is presently unclear who will prevail in these proceedings and own or partially own the patents subject to such interferences. If it is necessary for us to obtain a license to one or more of the patents currently involved in such interference proceedings, such patents may not be available to license on commercially reasonable terms or at all. For example, we are aware that the Boston Licensing Parties and CVC have previously licensed certain of such patents to third parties. Our ability to commercialize our product candidates in the United States and abroad may be adversely affected if we cannot obtain a license on commercially reasonable terms to relevant third-party patents that cover our product candidates or Prime Editing technology.

Because of the large number of patents issued and patent applications filed in our field, third parties may allege they have patent rights encompassing our product candidates, technologies or methods. Third parties may assert that we are employing their proprietary technology without authorization and may file patent infringement claims or lawsuits against us, and if we are found to infringe such third-party patents, we may be required to pay damages, cease commercialization of the infringing technology, or obtain a license from such third parties, which may not be available on commercially reasonable terms or at all. In addition, we have in the past, and may in the future, receive an offer for license from third parties regarding their proprietary intellectual property for which they may believe encompass our product candidates and technologies. We will evaluate such offers for relevance to our business.

Even if we believe third-party claims that we or our technology or product candidates are infringing, misappropriating or otherwise violating such third party's intellectual property are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize our product candidates and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Further, even if we were successful in defending against any such claims, such claims could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. If we are found to infringe a third party's intellectual property rights, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, we could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidates. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent or other intellectual property right. We also could be required to obtain a license from such third party to continue developing, manufacturing and marketing product candidates we may develop and our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and

royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our Prime Editing technology or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our agreements with certain suppliers and other third parties with whom we do business require us to defend or indemnify such parties to the extent they become involved in patent infringement claims. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition.

Defense of third-party claims of infringement of misappropriation, or violation of intellectual property rights involves substantial litigation expense and would be a substantial diversion of management and employee time and resources from our business. Some third parties may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our future patents, or the issued patents or future patents of our licensors, which could be expensive, time consuming and unsuccessful and could result in a finding that such patents are unenforceable or invalid.

Competitors and other third parties may infringe, misappropriate or otherwise violate our future patents or the issued or future patents of our licensors, or we may be required to defend against claims of infringement, misappropriation or other violation. In addition, our future patents, or the issued or future patents of our licensors also may become involved in inventorship, priority, validity or enforceability disputes. Countering or defending against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our future owned patents and in-licensed patents and future patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our future owned patents or in-licensed patents or future patents at risk of being invalidated or interpreted narrowly.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (*e.g.*, opposition proceedings). These types of proceedings could result in revocation or amendment to our in-licensed patents or future patents such that they no longer cover our product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our licensor, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our technology and/or product candidates. Defense of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Conversely, we may choose to challenge the patentability of claims in a third party's U.S. patent by requesting that the USPTO review the patent claims in re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (*e.g.*, opposition proceedings). We may choose to challenge third-party patents in patent opposition proceedings in the EPO or another foreign patent office. Even if successful, the costs of these opposition proceedings could be substantial and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that their patent may be infringed by our product candidates, Prime Editing technology or other proprietary technologies.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Certain third parties, including our competitors, may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Even if we established infringement of any of our future patents or issued or future in-licensed patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the infringing product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. patent litigation and a court could decide that the competitor should instead pay us a "reasonable royalty" as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a competitive product would have a material adverse impact on our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications are due to be paid to the USPTO and foreign patent agencies outside of the United States over the lifetime of our in-licensed patents, owned or licensed patent applications and patents that may issue from such applications. In certain circumstances, we rely on our licensors to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and foreign patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. While an inadvertent lapse or non-compliance with such requirements can sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result a partial or complete loss of patent rights in the relevant jurisdiction. Were a noncompliance event to occur, third parties might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our Prime Editing platform technology and product candidates.

As is the case with other biotech and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the

prosecution of patent applications and the enforcement or defense of our issued in-licensed patents and future issued patents.

The U.S. Congress is responsible for passing laws establishing patentability standards. Interpretation of patent standards can change significantly over time. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we or our licensors have obtained or might obtain in the future.

For example, in the case *Assoc. for Molecular Pathology v. Myriad Genetics, Inc.,* the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. The application of Myriad to biotechnology inventions has continued to develop and may continue to change over time.

In addition, the U.S. Supreme Court recently decided the case *Amgen Inc. v. Sanofi*, which pertained to patent claims that defined a class of antibodies solely by their binding to a particular antigen. The U.S. Supreme Court determined that Amgen's claims broadly covered an entire class of antibodies while the patent specification described only a few antibodies and a trial and error approach to make and use all of the claimed antibodies. The U.S. Supreme Court held that the patent claims were invalid because Amgen's patent specification did not enable the claims over their broad scope. Certain claims in our patent portfolio relate to broad classes of gene editors. To the extent that a court finds that our patent specifications do not enable such broad classes of gene editors, a court could find such claims invalid.

Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by foreign legislative bodies. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.

For example, a new court system relating solely to patent cases recently became operational in the EU. The Unified Patent Court, or the UPC, began accepting patent cases on June 1, 2023. The UPC is a common patent court with jurisdiction over patent infringement and revocation proceedings effective for multiple member states of the EU. The broad geographic reach of the UPC could enable third parties to seek revocation of any of our European patents that are subject to the jurisdiction of the UPC in a single proceeding at the UPC. Under the UPC, a successful revocation proceeding for a European Patent under the UPC could result in the partial or complete loss of patent protection in numerous EU countries. Such a loss of patent protection could have a material adverse impact on our business, including our ability to commercialize our technology and product candidates. Moreover, the controlling laws and regulations of the UPC will develop over time and we cannot predict what the outcomes of cases tried before the UPC will be. The case law of the UPC may adversely affect our ability to enforce or defend the validity of our European patents. Patent owners have the option to opt-out their European Patents from the jurisdiction of the UPC, defaulting to pre-UPC enforcement mechanisms. We have decided to opt out all of our European patents and patent applications from the UPC at this time. However, if certain formalities and requirements are not met, our European patents and patent applications could be subject to the jurisdiction of the UPC. Further, our future European patents and patent applications may not be subject to the opt-out provisions.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions including patent term extensions, or PTEs, and patent term adjustments, or PTAs, may be

available, but the life of a patent and the protection it affords is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our product candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain PTE for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of product candidates we may develop, one or more of our U.S. patents may be eligible for limited PTE under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments provides a PTE term of up to five years as compensation for patent term lost during the FDA regulatory review process. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. However, even if we were to seek a PTE, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure or inability to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue a PTE based on a patent that we in-license from a third party, we would need the cooperation of that third party, which may not be available. If we are unable to obtain PTE or term of any such extension is less than we request, third parties may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our technology and product candidates, we also rely on know-how and trade secret protection, as well as confidentiality agreements, non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.

It is our policy to require our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements generally provide that all confidential information concerning our business or financial affairs developed by or made known to the individual or entity during the course of the party's relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements generally provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In the case of consultants and other third parties, the agreements generally provide that all inventions conceived in connection with the services provided are our exclusive property. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or who were involved in the development of intellectual property. Additionally, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technology will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect and we do not have a formal trade secret policy at this time. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a third party, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. In addition, trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a third party, our competitive position could be harmed.

In addition, some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties may assert that our employees, consultants, or advisors have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities, research institutions, or other biotechnology and pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, and although we try to ensure that our employees, consultants, independent contractors or other third parties do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, independent contractors or other third parties have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Furthermore, any disclosure, either intentional or unintentional, by our employees, consultants or vendors, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Such risk of disclosure can be increased by our use of artificial intelligence, or AI, technologies and can result in misappropriation and other security incidents and breached. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Certain third parties, including our competitors, may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We do not currently own any registered trademarks. Our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market

confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- our product candidates, if approved, will eventually become commercially available in generic or biosimilar product forms;

- others may be able to make gene therapy products that are similar to our product candidates or utilize similar gene editing technology but that are not covered by the claims of the issued patents or patent applications that we own or license or the patents that we may own or license in the future;

- we, our licensors, or our current or future collaborators, might not have been the first to make the inventions covered by the issued patents or pending patent applications that we license or may own in the future;

- we, our licensors, or our current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

- we, our licensors, or our current or future collaborators, may fail to meet our obligations to the U.S. government regarding any in-licensed patents or patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

- it is possible that our pending, owned or licensed patent applications or those that we may own in the future will not lead to issued patents;

- it is possible that there are prior public disclosures that could invalidate our owned or in-licensed patent rights, or parts of our owned or in-licensed patent rights;

- it is possible that there are unpublished patent applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates or technology similar to ours;

- it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause the patent or patents issuing from these patent applications to be held invalid or unenforceable;

- patents, if and when issued, that we obtain in the future may be held invalid, unenforceable, or narrowed in scope, including as a result of legal challenges by third parties, including our competitors;

- the claims of our owned or in-licensed patents, if and when issued, may not cover our product candidates;

- the laws of foreign countries may not protect our proprietary rights or the proprietary rights of license partners or current or future collaborators to the same extent as the laws of the United States;

- the inventors of our owned or in-licensed patent or patent applications may become involved with competitors, develop products or processes that design around our patent or patent applications, or become hostile to us or the patent, patent applications or patents that may issue from such patent applications on which they are named as inventors;

- third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patent or patent applications;

- we may not develop additional proprietary technologies that are patentable;

- any product candidates we develop may be covered by third-parties' patents or other exclusive rights;

- the patents of others may harm our business; or

- we may choose not to file a patent in order to maintain certain trade secrets or know-how and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related To Regulatory and Other Legal Compliance Matters

The FDA, the EMA and the NIH have demonstrated caution in their regulation of gene therapy treatments, and ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of any product candidates we may develop, which may be difficult to predict.

The FDA, the EMA and the NIH have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the federal and state level in the United States, as well as the U.S. congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of any product candidates we may develop. Additionally, gene therapies may be associated with undesirable or unacceptable side effects, unexpected characteristics or other serious adverse events, including death, off-target cuts of DNA, or the introduction of cuts in DNA at locations other than the target sequence. These off-target cuts could lead to disruption of a gene or a genetic regulatory sequence at an unintended site in the DNA, or, in those instances where we also provide a segment of DNA to serve as a repair template, it is possible that following off-target cut events, DNA from such repair template could be integrated into the genome at an unintended site, potentially disrupting another important gene or genomic element. There also is the potential risk of delayed adverse events following exposure to gene therapies due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material. Due to concerns from regulatory agencies on the development of gene therapies and their potential for unknown long-term effects, participants in gene-therapy clinical trials may also require long-term follow-up for as long as 15 years.

Regulatory requirements in the United States and in other jurisdictions governing the development of gene therapy products have changed frequently and may continue to change in the future. The FDA issued several guidance documents and draft guidance documents on gene therapy products, including on innovative clinical trial designs for gene therapy products in small populations. In January 2024, the FDA finalized its guidance document providing recommendations for human genome editing gene therapy products. In addition to the government regulators, the IBC and IRB of each institution at which we will conduct clinical trials of our current or future product candidates, or a central IRB if appropriate, would need to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy product candidates conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our potential product candidates. Similarly, the EMA governs the development of gene therapies in the European Union and may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent

approval and commercialization of any product candidates we may develop or lead to significant post-approval limitations or restrictions. As we advance our current and future product candidates, we will be required to consult with these regulatory agencies and committees and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our current and future product candidates can be costly and could negatively impact our or our collaborators' ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Even if we, or any of our collaborators or strategic partners, obtain marketing approvals for any product candidates we may develop, the terms of approvals and ongoing regulation of such product candidates could require the substantial expenditure of resources and may limit how we, or they, manufacture and market such product candidates, which could materially impair our ability to generate revenue.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, sampling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, facility registration and drug listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, applicable product tracking and tracing requirements and requirements regarding the distribution of samples to physicians and recordkeeping. In addition, our manufacturing and testing facilities will be required to undergo pre-license inspections and pre-approval inspections. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the products may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Accordingly, assuming we, or any collaborators we may have, receive marketing approval for one or more product candidates we develop, we, and such collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we and such collaborators are not able to comply with post-approval regulatory requirements, we and such collaborators could have the marketing approvals for our products withdrawn by regulatory authorities and our, or such collaborators', ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Furthermore, the cost of compliance with post-approval regulations may have a negative effect on our business, operating results, financial condition and prospects.

Reductions in government operations may also delay necessary manufacturing facility inspections by regulators and adversely affect the supply of any product candidates we may develop.

Disruptions at the FDA, the SEC and other U.S. government agencies caused by reductions in staffing, funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

Federal agencies in the U.S., including the FDA, the SEC and other comparable regulatory authorities, operate pursuant to annual appropriations and other political and budgetary processes, and may from time to time be subject to continuing resolutions, funding lapses, or other fiscal constraints. The FDA is currently funded through September 30, 2026. Without appropriation of sufficient funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted. Inadequate funding for the FDA, the SEC, the USPTO and other U.S. government agencies, including from government shutdowns, or other disruptions to these agencies' operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA and other comparable regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, availability of personnel and other resources, statutory, regulatory, and policy changes, the FDA's or other comparable regulatory authorities' ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA's or other comparable regulatory authorities' ability to perform routine functions. Average review times at the FDA and other comparable regulatory authorities have fluctuated in recent years and may continue to fluctuate as a result of these factors. In addition, government funding of the SEC and other U.S. government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable. For example, the Trump administration has issued executive orders seeking to greatly reduce the size of the federal workforce, including through layoffs and severance packages offered to employees of federal agencies within the executive branch and independent agencies, including the FDA. Any such reduction in personnel may result in longer review times by the FDA and other agencies.

Disruptions and personnel turnover, as a result of leadership changes, staff reductions or otherwise, at the FDA, the SEC, the USPTO and other agencies may also slow the time necessary for biologics or modifications to approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Changes and cuts in FDA staffing have been reported by some in the pharmaceutical industry as creating instances of delays in the FDA's responsiveness or in its ability to review investigational new drug submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. For example, over the last several years, the U.S. government has shut down several times, most recently in October 1, 2025 through November 12, 2025, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs again, such as the one that occurred in October 2025, or if global health concerns, funding shortages or staffing limitations hinder or prevent the FDA, the SEC or other regulatory authorities from conducting their regulatory inspections, reviews or other regulatory activities, including formal or informal interactions with product developers, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, government shutdowns and/or substantial leadership, personnel, and policy changes at the SEC could impact our business by delaying review of our public filings, which in turn could delay or frustrate our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations or delay the review or effectiveness of required regulatory or securities filings.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of ownership, pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. For more information, see "*Business – Other Healthcare Laws and Compliance Requirements – Other healthcare laws*." Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, including compensation of physicians with stock or stock options, could, despite efforts to comply, be subject to challenge under one or more of such laws. Additionally, the FDA or foreign regulators may not agree that we have mitigated any risk of bias in our clinical trials due to payments or equity interests provided to investigators or institutions which could limit a regulator's acceptance of those clinical trial data in support of a marketing application. Moreover, efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business

practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Healthcare and other reform legislation may increase the difficulty and cost for us and any collaborators we may have to obtain marketing approval of and commercialize any product candidates we may develop and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been and continue to be ongoing efforts to implement legislative and regulatory changes regarding the healthcare system. Such changes could prevent or delay marketing approval of any product candidates that we may develop, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Although we cannot predict what healthcare or other reform efforts will be successful, such efforts may result in more rigorous coverage criteria, in additional downward pressure on the price that we, or our future collaborators, may receive for any approved products or in other consequences that may adversely affect our ability to achieve or maintain profitability.

Within the United States, the federal government and individual states have aggressively pursued healthcare reform, as evidenced by the passing of the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, and the ongoing efforts to modify or repeal that legislation. The ACA substantially changed the way healthcare is financed by both governmental and private insurers and contains a number of provisions that affect coverage and reimbursement of drug products and/or that could potentially reduce the demand for pharmaceutical products such as increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care and assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid. Other aspects of healthcare reform, such as expanded government enforcement authority and heightened standards that could increase compliance-related costs, could also affect our business. Modifications have been implemented under the former Trump administration and additional modifications or repeal may occur. For more information, see *"Business – Other Healthcare Laws and Compliance Requirements – Healthcare Reform."*

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

- the demand for any of our product candidates, if approved;

- the ability to set a price that we believe is fair for any of our product candidates, if approved;

- our ability to generate revenues and achieve or maintain profitability;

- the level of taxes that we are required to pay; and

- the availability of capital.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biologic products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for

newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

On April 15, 2025, the Trump Administration published Executive Order 14273, "Lowering Drug Prices by Once Again Putting Americans First," which generally directs the HHS to take measures to reduce drug prices, including eliminating the so-called "pill penalty" under the IRA that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump Administration published Executive Order 14297, "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients" which generally, among other things, directs certain executive officials to establish and communicate MFN price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the MFN lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to "take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries." Notably, a similar "Most Favored Nation" pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021. CMS's recent proposals stemming from these executive orders, including the GLOBE, GUARD, and GENEROUS, could materially impact the Company's revenue.

In addition, at the state level, legislatures have increasingly passed legislation and implemented regulations similar to those under consideration at the federal level, as well as laws designed to control pharmaceutical and biotherapeutic product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, marketing cost disclosure and transparency measures, restrictions or other limitations on patient assistance, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards, or PDAB, and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits, or UPLs, on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our company's future revenues.

We expect that the healthcare reform measures that have been adopted and may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our products and future product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our product revenues.

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will

be made on a payor-by-payor basis. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. For more information, see "*Business – Other Healthcare Laws and Compliance Requirements – Insurance and Coverage.*"

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our potential product candidates. In markets outside of the United States and the European Union, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of any product candidates we may develop to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

While we intend to seek designations for our current and future product candidates with the FDA and comparable foreign regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our current or future product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA and comparable foreign regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. However, there can be no assurance that we will successfully obtain such designations for any product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our current or future product candidates, there can be no assurance that we will realize their intended benefits. For example, we may seek fast track designation for some of our current and future product candidates. If a therapy is intended for the treatment of a serious or life threatening condition and the therapy nonclinical or clinical data demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a fast track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Additionally, we may seek a breakthrough therapy designation for some of our current or future product candidates. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA may also be eligible for accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our current or future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine

not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our current or future product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification. In addition, we may seek a regenerative medicine advanced therapy, or RMAT, designation for some of our current or future product candidates. An RMAT is defined as cell therapies, therapeutic tissue engineering products, human cell and tissue products and combination products using any such therapies or products. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of a regenerative medicine therapy. The RMAT program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse or cure a serious or life-threatening disease or condition. A new drug application or a BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical trials, patient registries or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. RMAT designation is within the discretion of the FDA. Accordingly, even if we believe one of our current or future product candidates meets the criteria for designation as a regenerative medicine advanced therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of RMAT designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our current or future product candidates qualify as for RMAT designation, the FDA may later decide that the biological products no longer meet the conditions for qualification.

In the future, we may also seek approval of product candidates under the FDA's accelerated approval pathway. A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and generally provides a meaningful advantage over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as IMM. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug's clinical benefit. Under FDORA, the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug's predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the Agency, that all advertising and promotional materials intended for dissemination or publication be submitted to the Agency for review. There can be no assurance that FDA would

allow any of the product candidates we may develop to proceed on an accelerated approval pathway, and even if FDA did allow such pathway, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. Moreover, even if we received accelerated approval, any post-approval studies required to confirm and verify clinical benefit may not show such benefit, which could lead to withdrawal of any approvals we have obtained. Receiving accelerated approval does not assure that the product's accelerated approval will eventually be converted to a traditional approval.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for the product candidates that we may develop. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in an expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

In addition, in the European Union, we may seek to participate in the PRIME scheme for our product candidates. The PRIME scheme is intended to encourage drug development in areas of unmet medical need and accelerated assessment of products representing substantial innovation, where the marketing authorization application will be made through the centralized procedure in the European Union. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the European Union or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and the potential for accelerated marketing authorization application assessment once a dossier has been submitted. There is no guarantee, however, that our product candidates would be deemed eligible for the PRIME scheme and even if we do participate in the PRIME scheme, where during the course of development a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

We may not be able to obtain orphan drug designation or exclusivity for our current or future product candidates, and even if we do, that designation may not provide an expedited development or regulatory review or approval process and any orphan drug exclusivity we may receive for approved products may not prevent the FDA or the European Commission from approving other competing products.

We received orphan drug designation from the FDA for PM359 for the treatment of CGD. We may also seek rare orphan disease designation for some of our other current or future product candidates. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan product candidates by the European Commission in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission (as applicable) from approving another marketing authorizations application for another similar product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the United States and ten years in the European Union (which can be extended to 12 years if the sponsor complies with an agreed upon pediatric investigation plan). The exclusivity period in the European Union can be reduced to six years if at the end of the fifth year it is determined that a product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified.

In order for the FDA to grant orphan drug exclusivity to one of our current or future product candidates, the agency must find that the product candidate is indicated for the treatment of a condition or disease that affects fewer than 200,000 individuals in the United States or that affects 200,000 or more individuals in the United States and for

which there is no reasonable expectation that the cost of developing and making the product candidate available for the disease or condition will be recovered from sales of the product in the United States. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet this standard. Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different product candidates can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product candidate for the same condition if the FDA concludes that the later product candidate is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care compared with the product that has orphan exclusivity. Orphan drug exclusivity may also be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of the patients with the rare disease or condition.

The FDA may reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. In addition, the European Commission introduced a legislative proposal in April 2023 that, if implemented, could reduce the current 10-year marketing exclusivity period in the EU for certain orphan medicines. Depending on what changes the FDA and the European Commission may make to its orphan drug regulations and policies, our business could be adversely impacted.

We may seek rare pediatric disease designation for certain of our current or future product candidates, but we might not receive such designation, and even if we do, we may not be able to realize the intended benefits of such designation.

We received rare pediatric disease designation from the FDA for PM359 for the treatment of CGD. We may also seek rare pediatric disease designation for some of our other current or future product candidates. Designation of a product candidate as a product for a rare pediatric disease does not guarantee that a marketing application for such product candidate will meet the eligibility criteria for a rare pediatric disease PRV at the time the application is approved. Under the Federal Food, Drug, and Cosmetic Act we will need to request a rare pediatric disease PRV in our original marketing application for any potential product candidates for which we have received rare pediatric disease designation. The FDA may determine that a marketing application for any such product candidates, if approved, does not meet the eligibility criteria for a PRV. Congress has extended the PRV program through September 30, 2029.

We may seek designation for our Prime Editing platform technology as a designated platform technology, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

We may seek designation for our Prime Editing platform technology as a designated platform technology. Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if: (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Even if we believe our Prime Editing platform technology meets the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a drug will be developed more quickly or receive a faster FDA review or approval process. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation. For example, in July 2025, the FDA revoked Sarepta Therapeutics'

platform technology designation for AAVrh74 given new safety information that suggested the preliminary evidence on which the designation was based was insufficient to demonstrate that its platform technology had the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on safety.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and commercial partners, and, as we commence clinical trials, our principal investigators. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, the EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. We adopted a code of conduct and an insider trading policy applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates outside of the United States and require us to develop and implement costly compliance programs.

We are subject to numerous laws and regulations in each jurisdiction outside the United States in which we operate. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Similarly, the U.K. Bribery Act 2010 has extra-territorial effect for companies and individuals having a connection with the UK. The U.K. Bribery Act prohibits inducements both to public officials and private individuals and organizations. Compliance with the FCPA and the U.K. Bribery Act is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expansion outside of the United States has required, and will continue to require, us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain drugs and drug candidates outside of the United States, which could limit our growth potential and increase our development costs. The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

We are subject to stringent laws, rules, regulations, policies, standards and contractual obligations related to data privacy and security and changes in such laws, rules, regulations, policies, standards and contractual obligations could adversely affect our business.

We are, or may become, subject to a number of data privacy and protection laws, rules, regulations, policies, standards and contractual obligations that apply to our collection, transmission, storage, use, disclosure, transfer, maintenance and other processing of personal information. The legislative and regulatory landscape for privacy and data protection has been rapidly evolving in the U.S. and Europe, as well as other jurisdictions worldwide, which may lead to increased regulatory scrutiny on privacy and data protection requirements. As a result of the increasing complexity of data privacy and protection laws and regulations applicable to our business, and the uncertainty in how such regulations will be applied and interpreted, we cannot guarantee that we are, or have been, in compliance with all such regulations. Additionally, we rely on certain third-party vendors to process certain confidential, sensitive or personal information on our behalf. Failure or perceived failure by us or our third-party vendors to comply with any of these laws, rules, regulations, contractual obligations or standards could result in notification obligations to affected individuals and regulators, enforcement actions, regulatory investigations or inquiries, significant fines, imprisonment of company officials and public censure, and litigation, including claims for damages by affected individuals, customers or business partners, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In the U.S., federal and state laws, rules and regulations related to the privacy and security of personal information apply, or may apply, to our business. At the federal level, for example, HIPAA establishes data privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information.

If we fail to comply with applicable HIPAA privacy and security standards, we could face significant civil and criminal penalties. HHS has the discretion to impose penalties without attempting to resolve violations through informal means. Such enforcement activity can result in financial liability and reputational harm, and our responses to such enforcement activity can consume significant internal resources.

U.S. state laws also govern the privacy and protection of personal information. For example, the California Consumer Privacy Act, or the CCPA, establishes data privacy rights for individuals located in California and imposes certain requirements on how businesses can collect, use, and share personal information about such individuals. The California Privacy Rights Act, or the CPRA, significantly modifies the CCPA and imposes additional obligations on companies covered by the legislation, including by expanding consumers' rights with respect to personal information, and establishes a state agency vested with the authority to enforce the CCPA. So far, more than half of all U.S. states have proposed or passed similarly comprehensive privacy and data protection legislation. Moreover, some states have passed laws focused on protecting consumer health information specifically, most notably Washington's My Health Data Act, which provides an additional layer of protection and includes a private right of action. Many state privacy and data protection laws differ from each other in significant ways, and it is not yet fully clear how such laws will be enforced and interpreted. Thus, we may be required to incur substantial

costs and expenses in an effort to comply with them, and may be required to modify or restrict our data collection and use practices.

Additionally, all 50 states have laws in place which may require businesses to provide notice to customers whose personal information has been disclosed as a result of a data breach. Determining whether personal information has been handled in compliance with applicable state breach notification requirements, privacy standards and our contractual obligations can be complex and may be subject to statutory and contractual interpretation, thus potentially complicating our compliance efforts.

Further, the Federal Trade Commission, or FTC, as well as other state attorneys general, regulate the content of our privacy policies and other public statements that provide promises and assurances about our data privacy and protection practices. We make public statements about our use, collection, disclosure and other processing of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. If such statements are found to be deceptive, unfair or misrepresentative of our actual practices, we may subject us to government enforcement actions or other legal claims. Additionally, the FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Over the past years, the FTC has focused enforcement efforts on protecting privacy in the context of consumer health information, and failing to take appropriate steps to keep consumers' personal information secure may result in investigations or enforcement actions.

Additionally, through executive and legislative action, the federal government has taken steps to restrict data transactions involving certain sensitive data categories – including health data, genetic data, and biospecimens – with persons affiliated with China, Russia, and other countries of concern. For example, the Department of Justice's January 8, 2025, Rule on Preventing Access to U.S Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, prohibits transfers of data, including health data, genetic data, and biospecimens, to countries of concern, including China. The rule also prohibits covered business from granting access to certain investment agreements, employment agreements and vendor agreements involving such data to countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these regulations may be punishable by criminal and/or civil sanctions, and may result in exclusion from participation in federal and state programs and could restrict our ability to use certain vendors, sites, investigators, or service providers in global clinical trials.

In the EU, the collection and processing of personal information is governed by the EU's General Data Protection Regulation, or the EU GDPR, and in the UK the EU GDPR has been incorporated into the laws of the UK GDPR, together with the EU GDPR, the GDPR. The GDPR in the EU and the UK, which have been incorporated into their respective laws, impose stringent requirements on the processing of health and other sensitive data. These requirements encompass: (i) providing information to individuals regarding data processing activities; (ii) ensuring a legal basis or condition applies to the processing of personal information and, where applicable, obtaining consent from individuals to whom the data processing relates; (iii) responding to data subject requests; (iv) imposing requirements to notify the competent national data protection authorities and data subjects of personal data breaches; (v) implementing safeguards in connection with the security and confidentiality of the personal information; (vi) accountability requirements; and (vii) taking certain measures when engaging third-party processor. Failure to comply with the requirements of the GDPR may result in significant fines and other administrative penalties. In addition, we may be required to put in place additional mechanisms to comply with current and future privacy and data protection regulations in Europe and other worldwide jurisdictions which are or will become applicable to our business. This may interrupt or delay our development activities and/or require us to change our business practices, which could adversely affect our business, financial condition, results of operations and prospects.

Data privacy and protection legislation and enforcement will continue to be an evolving landscape at both the domestic and international level, with new laws, rules and regulations coming into effect and presenting novel legal challenges, and our efforts to comply with them may be unsuccessful. It is possible that these laws, rules and regulations will be interpreted and applied in a manner that is inconsistent with our practices. We may be required to devote significant resources to understanding and complying with such legislation, and the lack of a unified approach to data privacy and protection laws in the U.S. and other countries could lead to complicated and

potentially conflicting compliance requirements. Any failure or perceived failure to comply with these laws, rules or regulations, or with any related government investigations, may require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates.

The United States Supreme Court's June 2024 decision in *Loper Bright Enterprises v. Raimondo* overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

Risks Related To Employee Matters, Managing Growth and Information Technology

Our future success depends on our ability to retain our key employees and to attract, retain and motivate qualified personnel.

We are highly dependent on our key executives and other principal members of our management, scientific and clinical team. Although we have entered into employment agreements and/or offer letters with our executive officers, they are engaged "at will," meaning we or they may terminate the relationship at any time. We do not maintain "key person" insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. In addition, our company-building efforts and establishment of a company culture will also be important to developing an innovative company in a high-evolving area. We may not be able to succeed in these efforts to build Prime Medicine as an attractive and exciting place to build a career or to attract and retain these types of personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The inability to recruit, or loss of services of, certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

To motivate and retain qualified employees, executive officers and directors who we believe best represent our Company values and can make meaningful contributions towards achieving our purpose of delivering a new class of differentiated one-time curative genetic therapies to address the widest spectrum of diseases by deploying our Prime Editing technology, in addition to salary and cash incentives, as applicable, we have provided stock options that vest over time. The value to employees and directors of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. To the extent our stock price declines, our ability to incentivize, retain or attract qualified talent could be negatively impacted. For example, in recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations, often unrelated or disproportionate to changes in the operating performance of the affected companies. As a biotechnology company, the market price of our common stock has historically been volatile, reflecting the risks and uncertainties inherent in the development of product candidates. Since 2024, the market price

of our common stock has experienced material fluctuations and declined from a high of approximately $9.39 on February 27, 2024 to a low of approximately $1.15 on April 8, 2025. As a result, certain of our employees and directors now hold options with exercise prices meaningfully above the recent trading range of our common stock (often referred to as "underwater" or "out-of-the-money"), rendering the options a less effective means of incentivizing and retaining such holders.

Although we continue to believe that stock options are an important component of the Company's compensation program, underwater options may be perceived by their holders as having little or no incentive or retention value due to the disparity between the exercise prices and the current stock price. To provide added incentives to retain and motivate key contributors and to improve morale among our employees and directors to ensure alignment and motivation to execute on the Company's strategy, our stockholders approved a one-time repricing of certain outstanding stock options that have been granted under our 2019 Stock Option and Grant Plan and/or the 2022 Stock Option and Incentive Plan at the special meeting of stockholders held on August 1, 2025. Despite this, we may have difficulty retaining key personnel, which could adversely affect our business and further development of our product candidates.

We expect to expand our research, development, delivery, manufacturing, commercialization, regulatory and future sales and marketing capabilities over time, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

In connection with the growth and advancement of our pipeline and being a public company, we expect to increase the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expected expansion of our operations or recruit and train additional qualified personnel. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

As a growing biotechnology company, we are actively pursuing new platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our current or future product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize any product candidates we may develop will depend in part on our ability to effectively manage the future development and expansion of our company.

Our internal computer and information technology systems, or those of our third-party vendors, collaborators, contractors, consultants or other third parties, may fail or suffer cybersecurity incidents, data breaches, loss or leakage of data and other disruptions which could result in the material disruption of our product development programs, compromise confidential, sensitive or personal information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

Like other companies in our industry, our internal computer and information technology systems and those of our current and any future third-party vendors, collaborators, contractors, consultants or other third parties, are vulnerable to damage or interruption from, among other things, computer viruses, computer hackers, phishing attacks, ransomware, malware, social engineering, malicious code, employee theft, fraud, misconduct or misuse, denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural

disasters, terrorism, war and telecommunication and electrical failures, as well as data breaches or cybersecurity incidents. The risk of cyber incidents could also be increased by cyberwarfare in connection with the current conflict between Russia and Ukraine, including potential proliferation of malware into systems unrelated to the conflict. In addition, part of our workforce is currently working remotely. This could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions. Furthermore, the use of AI technologies by us and third-party vendors can also give rise to cybersecurity risks as well as intellectual property risks, including the disclosure or compromise of our confidential information or other proprietary intellectual property through the use of generative AI tools, or the ability to assert or defend ownership rights in intellectual property created with the use of generative AI tools. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

While we seek to protect our information technology systems from system failure, accident and security compromise or breach, we have in the past and may in the future experience phishing and other security incidents which could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary, personal or confidential information or other disruptions. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Controls employed by our information technology department and other third parties could prove inadequate, and our ability to monitor such third parties' data security practices is limited. Due to applicable laws, rules, regulations and standards or contractual obligations, we may be held responsible for any information security compromise or failure or cybersecurity attack attributed to our third-party vendors as they relate to infrastructure they support or the information we share with them.

If we were to experience a cybersecurity compromise or breach or other security incident relating to our information systems or data, the costs, time and effort associated with the investigation, remediation and potential notification of the breach to counterparties, regulators and data subjects could be material. We may incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security incident. Further, attacks upon information technology systems, including ransomware attacks and digital extortion, business email compromises, social engineering, including phishing attacks, denial of service attacks, computer malware, malicious codes, viruses, wrongful intrusions, wrongful conduct by insider employees or vendors, data breaches, and other malicious internet-based activity are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives, capabilities, and expertise, and may be enhanced or facilitated by AI. For example, bad actors around the world are increasingly using AI to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently, become more complex over time and generally are not recognized until launched against a target. As a result, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventative measures quickly enough to prevent either an electronic intrusion into our systems or services or a compromise of critical information. Further, our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts will be sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations. We cannot guarantee that we will be able to detect or prevent any such incidents, and our remediation efforts may not be successful or timely. Our efforts to improve security and protect systems and data from compromise may also identify previously undiscovered instances of data breaches or other cybersecurity incidents. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary, personal or confidential information. Additionally, while we currently maintain cybersecurity insurance, coverage may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular loss.

To the extent that any disruption, compromise or security breach were to result in a loss of, or damage to, our or our third-party vendors', collaborators', contractors', consultants' or other third parties' data, including confidential,

personal, or proprietary data, or applications or inappropriate disclosure, loss, destruction or alteration of, or access to, confidential, personal or proprietary information, we could incur significant liability including litigation exposure, substantial penalties and fines, we could become the subject of regulatory action, inquiry or investigation, our competitive position could be harmed, we could incur significant reputational damage and the further development and commercialization of any product candidates we may develop could be delayed. Any of the above could have a material adverse effect on our business, financial condition, results of operations or prospects. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations. Further, although we maintain cyber liability insurance, this insurance may not provide adequate coverage against potential liabilities related to any experienced cybersecurity incident or data breach.

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, AI presents risks and challenges that could impact our business, including cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational, and other risks and challenges that could affect our business. We may adopt and integrate generative AI tools into our systems for specific use cases based on internal review and guidance. AI technologies, including generative AI tools, may create content, analyses or recommendations without human intervention that take or suggest actions based on incomplete or inaccurate data, "hallucinatory" inferences, or flawed training inputs or contain copyrighted or other protected material, and if individuals use this flawed or protected content or materials to their detriment, we may be exposed to brand or reputational harm, competitive harm, and/or legal liability.

A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of AI, and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of AI and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For example, the EU's Artificial Intelligence Act, or AI Act, entered into force on August 1, 2024, with additional provisions becoming effective on August 2, 2026. As currently enacted, this legislation, which may be amended as part of the EU's Digital Omnibus, imposes significant obligations on providers and deployers of high risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. The scope of requirements depends on legal and risk determinations that rely on novel legal provisions that have not yet been interpreted by courts or regulators, and non-compliance can lead to significant fines.

Likewise, in the U.S., the regulatory environment is complex and uncertain. Recently, states have advanced, and in some cases passed, dozens of laws focusing on AI governance and regulation, including on deployment of AI in healthcare settings. At the federal level, the Trump Administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on "Ensuring a National Policy Framework for Artificial Intelligence." So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. In addition, there is continued uncertainty regarding the application of existing federal and state legal frameworks to uses and development of AI, and legal norms and market standards regarding AI continue to evolve. For example, various federal and state regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. The FDA, for example, issued guidance on the use of AI in medical devices, requiring detailed risk management and review processes to obtain approval. In addition, several states, including Colorado California, and Texas passed laws that will take effect in 2026, to regulate various uses of AI, including making consequential decisions and requiring companies to disclose sources of training data for AI technologies, among other requirements. If we develop or use AI systems that are governed by these laws or regulations, we will need to meet higher standards of data quality, transparency, and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance.

Our vendors may incorporate AI tools into their offerings without disclosing this use to us, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

Risks Related To Ownership of Our Common Stock

We do not know whether a market will be sustained for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.

Although our common stock is listed on the Nasdaq Global Market, an active trading market for our common stock may not be sustained. If a market for our common stock is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

The market price for our common stock may be influenced by those factors discussed in this "Risk Factors" section and many others, some of which may include:

- the success of existing or new competitive product candidates or technologies;

- the timing and results of preclinical studies and clinical trials for any product candidates we may develop;

- failure or discontinuation of any of our development and research programs;

- results of any preclinical studies, clinical trials or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

- developments or changing views regarding the use of genetic therapies, including those that involve gene editing;

- commencement or termination of collaborations for our product development and research programs;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;

- the recruitment or departure of key personnel;

- the level of expenses related to any of our research programs, clinical development programs or product candidates that we may develop;

- the results of our efforts to develop product candidates;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts, if any, that cover our stock;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us, our insiders or other stockholders;

- expiration of market stand-off or lock-up agreements;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems;

- market conditions in the pharmaceutical and biotechnology sectors;

- public health crises, pandemics, natural disasters or major catastrophic events;

- general macroeconomic, geopolitical, industry and market conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), sanctions, trade protection measures or other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), social, political and economic risks and military acts of war or terrorism; and

- the other factors described in this "Risk Factors" section.

In recent years, the stock market in general and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. In particular, in relation to uncertainty around inflation and the U.S. Federal Reserve's measures to slow inflation, the stock market has been exceptionally volatile. Market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Future sales or issuances of our common stock in the public market, or the perception of such sales, could cause our stock price to fall.

Our stock price could decline as a result of sales of a large number of shares of our common stock or other securities convertible into or exchangeable for our common stock in the public market or the perception that these sales could occur. These sales, or the perception that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2025, we had 180,514,014 shares of common stock outstanding. Shares of unvested restricted stock that were issued and outstanding will become available for sale immediately upon the vesting of such shares, as applicable. Shares issued upon the exercise of stock options pursuant to future awards that may be granted under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market stand-off and lock-up agreements and Rule 144 and Rule 701 under the Securities Act.

Certain holders of our common stock have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have registered the offer and sale of all shares of common stock that we may issue under our equity compensation plans, and those shares are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. Once we register the offer and sale of shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Insiders have substantial influence over us, which could limit your ability to affect the outcome of key transactions, including a change of control.

Our directors and executive officers and their affiliates beneficially own a significant percentage of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We are an "emerging growth company" and a "smaller reporting company," and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX Section 404, not being required to comply with any requirement for a supplement to the auditor's report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to certain other public companies.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption, and, therefore, while we are an emerging growth company, we will not be subject to the new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a "smaller reporting company," meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have incurred, and continue to incur, increased costs as a result of operating as a public company, and our management must devote substantial time to compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an "emerging growth company," we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will continue to need to hire additional accounting, finance and other personnel in connection with our efforts to comply with the requirements of being a public company. Our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the rules and regulations applicable to us as a public company make it more difficult and more expensive for us to maintain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We do not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid cash dividends on shares of our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Increased attention to, and evolving expectations for, environmental, climate change, social, and governance, or ESG, initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of the Company, such initiatives may be costly and may not have the desired effect. Moreover, we may not be able to successfully complete such initiatives due to factors that are within or

outside of our control. Even if this is not the case, our actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG efforts, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies' ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, which may adversely impact our operations.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has issued rules that require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, our business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

At the same time, stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to ESG initiatives. In recent years, "anti-ESG" sentiment has gained momentum across the U.S., with many states, Congress, and the President having proposed or enacted "anti-ESG" policies, legislation, executive orders or initiatives or issued related legal opinions. Such anti-ESG-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in Prime facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm.

General Risks Factors

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

The rules dealing with U.S. federal, state and local and non-U.S. taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, the U.S. Treasury Department and non-U.S. taxing authorities. Changes to tax laws, tax rulings, or changes in interpretations of existing laws (which changes may have retroactive application) could adversely affect our business and our financial condition or the holders of our common stock. These changes could subject us to additional income-based and non-income taxes (such as payroll, sales, use, value-added, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. New, changed, modified, or newly interpreted or applied tax laws could increase our compliance, operating and other costs. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the OBBBA was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Key corporate tax provisions include the restoration of 100% bonus depreciation, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, updates to "GILTI" and "FDII" rules, amendments to energy credits, and expanded Section 162(m) aggregation requirements. We cannot predict whether, when, in what form or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided or whether they could increase our tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. Any changes in the U.S. and non-U.S. taxation of business activities may impact our effective tax rate, result in higher tax payments and harm our business, financial condition, cash flows and results of operations.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place, in compliance with SOX Section 404, so that we can produce accurate financial statements on a timely basis is a costly and time-

consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with SOX Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Implementing any appropriate changes to our internal controls may entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy or consequent inability to produce accurate financial statements on a timely basis could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our common share price and make it more difficult for us to effectively market and sell our service to new and existing customers.

If we experience material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We may in the future discover material weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. The process of designing and implementing effective internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources that are adequate to satisfy our reporting obligations. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. These inherent limitations include the possibility that judgments in decision-making may be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by the collusion of two or more people or by an unauthorized override of controls. Accordingly, because of these inherent limitations, misstatements due to error or fraud may occur and not be detected.

Pursuant to SOX Section 404, we are required to disclose changes made in our internal controls and procedures on a quarterly basis and furnish a report by our management on our internal control over financial reporting annually. However,for as long as we are an "emerging growth company"or a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to SOX Section 404. Failure to comply with the rules and regulations of the SEC could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. An independent assessment of the effectiveness of our internal control over financial reporting could detect deficiencies in our internal control over financial reporting that our management's assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Provisions in our third amended and restated certificate of incorporation, as amended, our second amended and restated by-laws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by

others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our third amended and restated certificate of incorporation, as amended, our second amended and restated by-laws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our third amended and restated certificate of incorporation, as amended, and second amended and restated by-laws include provisions that:

- authorize "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- create a classified board of directors whose members serve staggered three-year terms;

- specify that special meetings of our stockholders can be called only by our board of directors;

- prohibit stockholder action by written consent;

- establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- provide that our directors may be removed only for cause;

- specify that no stockholder is permitted to cumulate votes at any election of directors;

- expressly authorized our board of directors to make, alter, amend or repeal our second amended and restated by-laws; and

- require supermajority votes of the holders of our common stock to amend specified provisions of our third amended and restated certificate of incorporation, as amended and second amended and restated by-laws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15 percent of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15 percent of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our third amended and restated certificate of incorporation, as amended, and second amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our second amended and restated bylaws designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our second amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (iii) any action asserting a claim pursuant to any provision of the DGCL, our third amended and restated certificate of incorporation, as amended, or our second amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the

internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our second amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, the respective rules and regulations promulgated thereunder or the Federal Forum Provision. In addition, our second amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our second amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our second amended and restated bylaws may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We face risks related to health epidemics, pandemics and other widespread outbreaks of contagious disease, which could significantly disrupt our operations, impact our financial results or otherwise adversely impact our business.

Significant outbreaks of contagious diseases and other adverse public health developments could have a material impact on our business operations and operating results. Worldwide pandemics or outbreaks of any highly infectious or contagious diseases may adversely impact our operations, research and development, and as we continue development, any preclinical studies, clinical trials and manufacturing activities we may conduct, some of which may include:

- delays or disruptions in research programs, preclinical studies, clinical trials or IND-enabling studies that we or our collaborators may conduct;

- interruption or delays in the operations of the FDA, the EMA and comparable foreign regulatory agencies;

- interruption of, or delays in receiving and distributing, supplies of drug substance and drug product from our contract manufacturing organizations, or CMOs, to preclinical or clinical research sites or delays or disruptions in any preclinical studies or clinical trials performed by contract research organizations, or CROs;

- limitations imposed on our business operations by local, state or federal authorities to address a pandemic or similar public health crises; and

- business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations, and cybersecurity and data accessibility or security issues.

In addition, health pandemics and epidemics could produce significant and prolonged disruption of or volatility in global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. If we or any of the third parties with whom we engage were to experience shutdowns or other business disruptions due to a pandemic or epidemic, our ability to conduct our business in the manner and on the timelines

presently planned could be materially and negatively affected, which could have a material adverse impact on our business, financial condition, our results of operations and prospects. Furthermore, any future pandemic or other outbreak of contagious disease could exacerbate the other risks described in this section.

Our operations are vulnerable to interruption by disasters, terrorist activity, business disruptions and other events beyond our control, which could harm our business.

Our facilities are located in Massachusetts. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major flood, power loss, terrorist activity or other natural disasters and do not have a recovery plan for such events. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

The U.S. Congress, the Trump administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

Since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. For example, the U.S. government has adopted new approaches to trade policy and in some cases may renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. The U.S. government has also imposed substantial tariffs on most countries throughout the world and has further threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. While certain tariffs have subsequently been suspended, modified or temporarily reduced, we cannot predict the results of the U.S. government's trade negotiations or the outcome of ongoing legal challenges to specific tariff policies. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

The increasing use of social media platforms presents risks and challenges.

Social media practices in the biopharmaceutical industry and the FDA's regulation of social media continues to evolve. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us. For example,we and our employees are increasingly utilizing social media tools as a means of communication both internally and externally. Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our product candidates, operations, or business may cause us to be found in violation of applicable legal or contractual requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, collaboration partners, and others, and which could have an adverse effect on our business, financial conditions and results of operations. Furthermore, negative posts or comments about us or our product candidates in social media could seriously damage our reputation, brand image and goodwill.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our cybersecurity risk management program is a significant part of our overall risk management program. Teams of internal and third-party cybersecurity professionals oversee cybersecurity risk management, which incorporates elements of the National Institute for Standards and Technology Cybersecurity Framework.

We also maintain a comprehensive process for identifying, assessing, and managing material risks from cybersecurity threats. We also have a process in place to oversee and assess our third party resources, including, for critical vendors and as appropriate, through reviews of Service Organization Control Type 2 reports.

We maintain an ongoing end-user cybersecurity awareness program that is designed to raise awareness of cybersecurity threats to reduce our vulnerability as well as to encourage consideration of cybersecurity risks across functions, including quarterly training and simulated phishing campaigns.

Although we have not experienced a material cybersecurity incident, like other organizations in our industry, we face a number of cybersecurity risks in connection with our business and recognize the growing threat within the general marketplace and our industry. For more information about the cybersecurity risks we face, see the section entitled "*Risk Factors — Risks Related to Information Technology and Data Privacy.*"

Oversight and Governance

Members of our senior management, including our Chief Executive Officer and leaders from our legal and information technology functions, maintain responsibility for assessing and managing cybersecurity threats. This team has deep expertise in building and leading information systems and cybersecurity teams across a variety of institutions. Our head of information technology has approximately 20 years of information security experience.

Cybersecurity risk governance has been delegated by our board of directors to the audit committee of the board of directors, or the audit committee. As provided in the audit committee charter, the audit committee is responsible for reviewing, assessing, and considering, in consultation with management and our board of directors, as appropriate, the overall risk management policies and procedures of the Company, including our major risk exposures such as cybersecurity.

The audit committee and board of directors receive routine updates from senior management, including leaders from our information technology and legal functions regarding matters of cybersecurity. These updates include existing and new cybersecurity risks, status on how management is addressing and mitigating those risks, cybersecurity and data privacy incidents, if any, and status on key information security initiatives.

Item 2. Properties

We currently lease and occupy the following spaces:

- approximately 149,000 square feet of laboratory and office space at 60 First Street, Cambridge, MA 02141 under a lease term that expires in February 2034;

- approximately 48,500 square feet of combined laboratory and office space at 500 Arsenal Street, Watertown, MA 02472 under a lease term that expires in August 2028.

We believe that our facilities are adequate for our current needs and for the foreseeable future and that suitable additional or substitute space at commercially reasonable terms will be available as and when needed.

Item 3. Legal Proceedings

We are currently engaged in arbitration proceedings with Beam regarding the Beam Collaboration Agreement. A dispute arose between the parties following our March 18, 2025 announcement that we are developing a Prime Editing-based treatment for AATD. Refer to Note 9, *License and Collaboration Agreements,* to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K for information of our ongoing arbitration proceedings with Beam.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information

Our common stock has been publicly traded on the Nasdaq Global Market under the symbol "PRME" since October 20, 2022. Prior to that time, there was no public market for our common stock.

Holders

As of February 20, 2026, there were approximately 14 holders of record of our common stock. This number does not include beneficial owners whose shares are held by nominees in street name.

Dividends

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends to holders of common stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

Information about our equity compensation plans is incorporated herein by reference to Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We did not purchase any of our registered equity securities during the period covered by this Annual Report on Form 10-K.

Item 6. [Reserved]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review "Item 1A, Risk Factors" of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biotechnology company focused on developing a new class of genetic medicines designed to provide durable, and potentially curative, treatment options for patients with diseases driven by defined genetic alterations, acquired cellular dysfunction, or dysregulated gene expression.

We are focused on advancing our *in vivo* liver franchise, where we are advancing programs to cure two of the largest genetic liver diseases, Wilson Disease and AATD. Both programs are currently in late stages of pre-clinical development and are on track for IND and/or CTA filings in the first half of 2026 for Wilson Disease and the middle of 2026 for AATD. We intend to leverage the modularity of our platform to expeditiously and efficiently develop these programs supported by our universal liver lipid nanoparticle along with potential regulatory, clinical and other synergies from our modular technology.

We also continue to advance our *in vivo* Cystic Fibrosis program with support from CFF, and our efforts to develop Prime Edited CAR-T products for hematology, immunology and oncology in partnership with BMS. In addition, we will continue to pursue additional business development opportunities to accelerate innovation, ensure the broadest application of Prime Editing, and further bolster our financial resources.

In August 2025, we announced additional data from the first patient dosed and initial data from the second patient dosed in our Phase 1/2 trial in CGD. Discussions are underway with the FDA to explore a potential accelerated path to approval in the United States.

Components of Our Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for the foreseeable future. Our revenues to date have been generated through research collaboration and license agreements. We recognize revenue over the expected performance period under each agreement. We expect that our revenue for the next several years will be derived primarily from our current collaboration agreements and any additional collaborations that we may enter into in the future. To date, we have not received any royalties under any of our existing collaboration agreements.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development and research of our immediate target indications and our differentiation target indications. These expenses include:

- personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation for employees engaged in manufacturing, and research and development functions;

- expenses incurred in connection with continuing our current research programs and preclinical and clinical development of any product candidates we may identify, including under agreements with third parties, such as consultants and contractors;

- the cost of developing and validating our manufacturing process for use in our preclinical and clinical studies;

- laboratory supplies and research materials;

- facilities, depreciation and other expenses related to research and development activities, which include direct or allocated expenses for rent and maintenance of facilities, and utilities;

- the cost allocated to acquire in-process research and development, with no alternative future use associated with asset acquisitions or transactions to license intellectual property, such as our Broad License Agreement; and

- expenses incurred in connection with our Pledge to Broad Institute.

We expense all research and development costs in the periods in which they are incurred. Most of our research and development expenses have been related to early stage development activities. In the future, external research and development costs for any individual product candidate will be tracked commencing upon product candidate nomination. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform and, as such, are not separately classified.

Upfront and milestone payments made are accrued for and expensed when the achievement of the milestone is probable up to the point of regulatory approval. Milestone payments made upon regulatory approval will be capitalized and amortized over the remaining useful life of the related product.

We expect our research and development expenses may continue to increase in the future with our planned research and development activities related to developing any future product candidates, including investments in manufacturing, as we advance any product candidates we may identify and begin to conduct clinical trials, and with our obligations under the BMS Collaboration Agreement.

General and Administrative Expenses

General and administrative expenses consist of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources and other administrative functions. General and administrative expenses also include legal fees relating to patents and corporate matters; professional fees paid for accounting, auditing, consulting and tax service; insurance costs; office and information technology costs; and facilities, depreciation and other general and administrative expenses, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

We anticipate that our general and administrative expenses will increase in the future if we increase our headcount to support research and development activities; increased accounting, legal, insurance, and investor and public relations costs as we continue to operate as a public company; and additional intellectual property-related expenses as we file patent applications to protect innovations arising from our research and development activities.

Other Income (Expense)

Other income (expense), net consists of:

- interest and amortization related to our short-term investments; and

- the change in the fair value of our short-term investment in Beam, a related party, in connection with the Beam Collaboration Agreement, which is discussed in greater detail in Item 1. *Business*, of this Annual Report on Form 10-K.

Results of Operations — Comparison of the Years Ended December 31, 2025 and 2024

Operating Expenses

Research and Development Expenses

(in thousands)	Year ended December 31, 2025		Year ended December 31, 2024		Change	
Research and development expenses:						
Personnel expenses	$	50,661	$	59,988	$	(9,327)
Research costs		35,453		41,678		(6,225)
Facility related		46,506		35,509		10,997
License, intellectual property fees, and other		14,957		8,060		6,897
Professional and consultant fees		7,681		5,919		1,762
Clinical expense		5,378		4,135		1,243
Total research and development expenses	$	160,636	$	155,289	$	5,347

The $5.3 million increase in research and development expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024 is primarily driven by:

- $11.0 million increase in facility-related expense primarily due to the expansion and build out of our laboratory space at 60 First Street and 500 Arsenal Street and due to a higher amount of facility costs being allocated to our research and development function;

- $6.9 million increase in license and IP costs, primarily due to the issuance of restricted stock units;

- $1.8 million increase in professional and consultant fees, primarily related to our in-house vivarium; and

- $1.2 million increase in clinical expense as we advance our Wilson Disease and AATD programs, both of which are on track for IND and/or CTA filings in 2026.

These were offset by:

- $9.3 million decrease in personnel expenses resulting from the workforce reduction announced in May 2025; and

- $6.2 million decrease in research costs, primarily due to the deprioritization of our CGD programs as we strategically focus our internal efforts on advancing our *in vivo* liver franchise.

General and Administrative Expenses

(in thousands)	Year ended December 31, 2025		Year ended December 31, 2024		Change	
General and administrative expenses:						
Personnel expenses	$	23,026	$	26,569	$	(3,543)
Professional and consultant fees		20,500		13,459		7,041
Facility related and other		8,820		10,133		(1,313)
Total general and administrative expenses	$	52,346	$	50,161	$	2,185

The $2.2 million increase in general and administrative expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024 is primarily driven by a $7.0 million increase in professional and consultant fees due to an increase in corporate legal expenses. This is offset by:

- $3.5 million decrease in personnel expense, due to a decrease in non-cash stock-based compensation expense of $3.5 million; and

- $1.3 million decrease in facility related and other primarily due to a higher proportion of our facility space being utilized in research and development activities.

Other Income (Expense)

(in thousands)	Year ended December 31,		Change
	2025	2024	
Other income:			
Interest income	4,149	3,522	627
Accretion (amortization) of investments	$ 2,479	$ 3,507	$ (1,028)
Change in fair value of short-term investment — related party	432	(485)	917
Other income, net	148	41	107
Total other income, net	$ 7,208	$ 6,585	$ 623

Accretion (amortization) of investments

Accretion (amortization) of investments for each of the periods presented is a result of increase (decrease) in the value of the our marketable securities purchased at a discount (premium) to their face value.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we commence the clinical development of our programs and continue our platform development and early-stage research activities. We have not yet commercialized any products and we do not expect to generate revenue from sales of products for several years, if at all. To date, we have funded our operations primarily with proceeds from sales of preferred stock, public offerings of our common stock, and through payments from our collaboration partners. As of December 31, 2025, we had cash and cash equivalents, and short-term investments of $177.7 million, excluding our restricted cash, or $191.4 million, including restricted cash.

In November 2023, we filed a shelf registration statement on Form S-3 (File No. 333-275321), including a base prospectus and sales agreement prospectus, or the Prior Registration Statement, for the issuance and sale of up to $500.0 million of our common stock, preferred stock, debt securities, warrants and/or units, as declared effective by the SEC on November 13, 2023.

In November 2025, we filed an automatic shelf registration statement on Form S-3ASR (File No. 333-291348), including a base prospectus and sales agreement prospectus, or the New Registration Statement, to replace the Prior Registration Statement that was set to expire on November 13, 2026, for the registration of an unspecified amount of our common stock, preferred stock, debt securities, warrants and/or units or any combination thereof. The New Registration Statement became automatically effective upon filing, and in accordance with Rule 415(a)(6) under the Securities Act, the offering of securities under the Prior Registration Statement is deemed terminated as of the date of effectiveness of the New Registration Statement. Concurrently with the filing of this Annual Report on Form 10-K, we plan to convert the New Registration Statement on Form S-3ASR to Form S-3 by post-effective amendments.

In November 2023, we entered into an Open Market Sale Agreement[SM], or the Sales Agreement, with Jefferies LLC, or Jefferies, under which we may, from time to time, issue and sell shares of our common stock having an aggregate sales proceeds of up to $300.0 million, in a series of one or more at-the-market equity offerings, or the 2023 ATM Program. Any shares will be sold pursuant to the New Registration Statement and the sales agreement prospectus filed therewith, which covers the offer and sale of shares of our common stock under the 2023 ATM Program having an aggregate offering price of up to $200.0 million of the $300.0 million authorized under the Sales Agreement. If

we wish to offer and sell additional shares of our common stock under the Sales Agreement in excess of the $200.0 million registered under the New Registration Statement, for up to an additional $100.0 million, we must file with the SEC one or more additional prospectus supplements to register under the Securities Act, the offer and sale of any such additional shares of our common stock we wish to offer and sell from time to time under the Sales Agreement. Jefferies is not required to sell any specific share amounts but acts as our sales agent, using commercially reasonable efforts consistent with its normal trading and sales practices. We will pay Jefferies a commission equal to 3.0% of the aggregate gross proceeds we receive from each sale of our shares of common stock. Our common stock will be sold at prevailing market prices at the time of the sale, and as a result, prices may vary. As of December 31, 2025, we have not sold any shares of common stock under the 2023 ATM Program.

In August 2025, we issued and sold 43,700,000 shares of our common stock, including 5,700,000 shares pursuant to the exercise of the underwriters' option to purchase additional shares, at a price to the public of $3.30 per share. As a result of the offering, we received approximately $138.4 million in net proceeds, after deducting underwriting discounts, commissions and offering costs of approximately $5.8 million.

Going Concern

Since our inception, we have incurred substantial losses. As of December 31, 2025, we had an accumulated deficit of $888.4 million and we expect to generate operating losses and negative operating cash flows for the foreseeable future. As stated above, as of December 31, 2025, we maintained cash, cash equivalents, short-term investments, and related party short-term investments of $177.7 million.

In accordance with Accounting Standards Codification, or ASC, 205-40, *Going Concern*, or ASC 205-40, we evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date on which this Annual Report on Form 10-K is filed. Based on the our cash, cash equivalents, and short-term investments as of December 31, 2025, our current and forecasted level of operations and forecasted cash flows, our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management plans to provide for capital requirements through financing or other transactions, and selling shares under our "at the market offering" program. There can be no assurance that we will be able to raise additional capital to fund operations with terms acceptable to us, or at all. Because certain elements of our plans to mitigate the conditions that raised substantial doubt about our ability to continue as a going concern are outside of our control, including the ability to raise capital through an equity or other financing, those elements cannot be considered probable according to ASC 205-40, and therefore cannot be considered in the evaluation of mitigating factors. As a result, we concluded that substantial doubt exists about our ability to continue as a going concern for 12 months from the date these consolidated financial statements are issued.

The consolidated financial statements as of December 31, 2025 have been prepared under the assumption that we will continue as a going concern for the next 12 months and that contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. Our ability to continue as a going concern is dependent upon our uncertain ability to obtain additional capital, reduce expenditures and/or execute on its business plan. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year ended December 31,	
(in thousands)	2025	2024
Net change in cash, cash equivalents, and restricted cash		
Net cash used in operating activities	$ (162,564)	$ (122,865)
Net cash (used in) provided by investing activities	(108,763)	68,457
Net cash provided by financing activities	151,512	195,876
Net change in cash, cash equivalents, and restricted cash	$ (119,815)	$ 141,468

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was driven primarily by the following uses of cash:

- $201.1 million net loss;

- $5.4 million change in lease liabilities;

- $4.4 million change in deferred revenue; and

- $1.2 million change in accrued expenses and other assets.

These were offset by:

- $43.9 million of non-cash amounts included in net loss, which consisted primarily of stock-based compensation expense, non-cash lease expense, and depreciation and amortization expense; and

- $4.5 million change in prepaid expenses and other current assets;

Net cash used in operating activities for the year ended December 31, 2024 was driven primarily by the following uses of cash:

- $195.9 million net loss;

- $15.9 million change in prepaid expenses and other current assets;

- $13.5 million change in accrued settlement payment — related party;

- $6.5 million change in lease liabilities; and

- $5.3 million change in accounts payable.

These were offset by:

- $70.3 million change in deferred revenue;

- $41.9 million of non-cash amounts included in net loss, which consisted primarily of stock-based compensation expense, non-cash lease expense, depreciation and amortization expense, and change in fair value of short-term investment — related party; and

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was driven primarily by the following:

- $109.6 million of purchases of short-term investments, net of maturities; and

- $4.5 million of purchases of property and equipment.

These were offset by $5.4 million from sales of investments — related party.

Net cash provided by investing activities for the year ended December 31, 2024 was driven primarily by the following:

- $74.8 million of maturities of short-term investments, net of purchases; offset by

- $7.3 million of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was driven primarily by the following:

- $138.4 million of proceeds from issuances of common stock with our August 2025 public offering; and

- $12.0 million of proceeds received under the CFF Agreement.

Net cash provided by financing activities for the year ended December 31, 2024 was driven primarily by the following:

- $132.1 million of proceeds from issuances of common stock with our February 2024 public offering;

- $38.1 million of proceeds from issuance of common stock to BMS in September 2024;

- $18.8 million of proceeds from issuance of pre-funded warrants contemporaneous with our February 2024 public offering; and

- $6.0 million of proceeds received under the CFF Agreement.

Funding Requirements

To date, we have not generated any revenue from product sales. We do not expect to generate revenue from product sales unless and until we successfully complete preclinical and clinical development of, receive regulatory approval for, and commercialize a product candidate and we do not know when, or if at all, that will occur. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and studies and initiate clinical trials. In addition, if we obtain regulatory approval for any product candidates, we expect to incur significant expenses related to product sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Further, we have incurred, and expect to continue to incur, costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on the factors set out above. For more information, see "*Risk Factors—Risks Related To Our Financial Position and Need for Additional Capital.*"

We believe our existing cash, cash equivalents, and investments will be sufficient to fund our operating expenses and capital expenditure requirements into 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We expect that we will require additional funding to:

- continue our current research development activities;

- identify product candidates;

- evaluate strategic alternatives and potential partnership opportunities for PM359, including our ability to execute and realize the anticipated benefits of any strategic alternatives we may pursue;

- develop, maintain, expand and protect our intellectual property portfolio and defend intellectual property-related claims;

- maintain existing collaborations or strategic relationships and identify and enter into future license agreements and collaborations with third parties;

- initiate preclinical testing and clinical trials for our future product candidates we identify;

- further develop our Prime Editing platform; and

- hire additional personnel to support our strategic priorities.

If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize ourselves.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, additional collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or marketing, or distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, any future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Other Commitments

Leases

Refer to Note 6, *Leases,* to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K for information on our lease obligations.

Under our license and collaboration agreements, we are potentially obligated to pay certain milestones, royalty fees, licensing maintenance fees, and reimbursement of patent maintenance costs. These amounts are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses incurred during the reporting periods. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities recorded revenues and expenses that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates.

While our significant accounting policies are described in more detail in Note 2, *Summary of Significant Accounting Policies,* to our consolidated financial statements appearing within this Annual Report on Form 10-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Stock-Based Compensation Expense

We measure stock-based awards granted to employees, directors, and non-employees based on their fair value on the date of the grant using the Black-Scholes option-pricing model for stock options. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award, using the straight-line method. We account for forfeitures of stock-based awards as they occur.

The Black-Scholes option pricing model used to determine the fair value of our stock options includes various assumptions, including the expected term of the award, the expected volatility, and the expected risk-free interest rate, expected dividend payments, and the fair value of the common stock underlying the stock-based award.

We consider the expected volatility to be a critical accounting estimate. As we do not have sufficient trading history, we use the average historical volatility of a representative group of publicly traded biopharmaceutical companies to calculate the expected volatility for use in the Black-Scholes option pricing model. This assumption reflects our best estimate; but determining a representative peer group involves subjective considerations. As a result, if a different peer group is used to estimate volatility, the resulting volatility could have a material impact on our stock-based compensation expense.

Prepaid and Accrued Research and Development Expenses

As part of preparing our consolidated financial statements, we are required to estimate research and development expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. These estimates of the expenses incurred are based on facts and circumstances known to us at that time. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could have a significant impact on reported amounts.

If the payments made exceed the expenses incurred, the excess amount is reflected as prepaid expenses and other current assets. If the expenses incurred exceed payments made, the difference is reflected as accrued expenses and other current liabilities.

Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized in prepaid expenses and other current assets. The capitalized amounts are expensed as the related goods are delivered or services are performed.

Revenues from contracts

We account for our revenue in accordance with ASC, 606, *Revenue from Contracts with Customers*, or ASC 606. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps at inception of the agreement or upon material modification of the agreement: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider the pattern of satisfaction of the performance obligations under step (v) above to be a critical accounting estimate. More specifically, the determination of the level of achievement of research and development service performance obligations, whose pattern of satisfaction is measured using costs incurred to date as compared to total costs incurred and expected to be incurred in the future is driven by a critical accounting estimate.

In estimating the costs expected to be incurred in the future, we use our most recent budget and long-range plan, adjusted for any pertinent information. While this is our best estimate as of the reporting period, costs expected to be incurred in the future require management judgment as the scope and timing of research and development activities may change significantly over time. Change in our estimate of the scope and timing of research and development services performed relative to the actual scope and timing may have a significant impact on revenue recognition.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, *Summary of Significant Accounting Policies*, to our consolidated financial statements appearing within this Annual Report on Form 10-K.

Emerging Growth Company and Smaller Reporting Company Status

The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. As a result of this election, our consolidated financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a "smaller reporting company," meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates of our investment portfolio of cash equivalents and short-term investments. As of December 31, 2025, we held cash and cash equivalents, investments, and restricted cash, which are exposed to interest income sensitivity affected by changes in the general level of U.S. interest rates. The fair value of our cash equivalents, consisted of our money market funds, and investments are subject to change as a result of potential changes in market interest rates. Due to the short-term maturities of our cash equivalents and investments and the low risk profile of our investments, an immediate 10 percent change in interest rates would not have a material effect on the fair market value of our cash equivalents or investments.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development costs. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience some effect in the future due to an impact on the costs to conduct research and development, labor costs we incur to attract and retain qualified personnel, and other operational costs.

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. An index of those financial statements is found in Item 15, *Exhibits and Financial Statement Schedules*, of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (who serves as both our principal executive officer and our principal financial officer), evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer concluded that our disclosure controls and procedures as of such date are effective at the reasonable assurance level.

Management's Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately, and fairly reflect our transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control – Integrated Framework. Based on our assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of out registered public accounting firm regarding our internal control over financial reporting due to an exemption provided by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

We continuously seek to improve the efficiency and effectiveness of our internal controls, which may result in changes to our systems and refinements to our processes. However, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

(a)

None.

(b)

From time to time, our officers (as defined in Rule 16a–1(f)) and directors may enter into Rule 10b5-1 or non-Rule 10b5-1 trading arrangements (as each such term is defined in Item 408 of Regulation S-K). During the three months ended December 31, 2025, none of our directors or officers adopted, modified or terminated a plan or other arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive officers and directors

Our executive officers and directors, and their ages and positions as of March 3, 2026, are as set forth below.

Name	Age	Position
Allan Reine, M.D.	51	Chief Executive Officer and Director (Class II)
Ann Lee, Ph.D.	64	Chief Technical Officer
Thomas Cahill, M.D., Ph.D.	39	Director (Class III)
Wendy Chung, M.D., Ph.D.	57	Director (Class II)
Kaye Foster	66	Director (Class II)
Michael Kelly	69	Director (Class I)
Jeffrey Marrazzo	47	Director (Class II)
Robert Nelsen	62	Director (Class III)
David Schenkein, M.D.	68	Director (Class I)

Executive Officers

Allan Reine, M.D. has served as our Chief Executive Officer and a member of our board of directors since May 2025. He previously served as our former Chief Financial Officer from January 2024 to May 2025. Prior to joining Prime, Dr. Reine served as Chief Financial Officer of Foghorn Therapeutics Inc. from September 2019 to January 2024, and as Chief Financial Officer of Pieris Pharmaceuticals, Inc. from August 2017 to September 2019. From August 2012 through August 2017, Dr. Reine was a portfolio manager at Lombard Odier Asset Management, where he ran a healthcare portfolio focused on biotechnology and pharmaceutical companies. Before joining Lombard Odier, from 2003 through August 2012, Dr. Reine served as a healthcare portfolio manager at various funds, including Citi Principal Strategies, SAC Capital, Trivium Capital and Alexandra Investment Management. Dr. Reine began his career in 2001 at CIBC World Markets where he worked in both biotechnology investment banking and biotechnology equity research. Dr. Reine received his M.D. from the University of Toronto and his B.Sc. in Statistical Sciences from the University of Western Ontario. We believe that Dr. Reine is qualified to serve on our board of directors based on his extensive experience as a senior executive in the pharmaceutical industry, his public company experience, as well as his knowledge of our company based on his role as our former Chief Financial Officer and current Chief Executive Officer.

Ann L. Lee, Ph.D. has served as our Chief Technical Officer since October 2021. Prior to that, Dr. Lee served as Senior Vice President and Head of Cell Therapy Development and Operations at BMS from November 2019 to July 2021, as Executive Vice President of Cell Therapy Development and Operations at Celgene Corporation, a biopharmaceutical company, from April 2018 to November 2019 and as Executive Vice President of Technical Operations at Juno from November 2017 to April 2018. From April 2009 to November 2017, Dr. Lee served as Senior Vice President and Global Head of Pharma Technical Development at Genentech, Inc., a Roche Group subsidiary and a biotechnology company. She currently serves on the board of directors and audit and compensation committees of Coya Therapeutics, Inc. Dr. Lee received her Ph.D. in biochemical engineering from Yale University and her B.S. in chemical engineering from Cornell University.

Non-employee directors

Thomas Cahill, M.D., Ph.D. has served as a member of our board of directors since November 2021. Dr. Cahill is the Founder and has served as the Managing Partner of Newpath Partners, a Boston-based life science venture fund focused on therapeutic companies, since October 2018. Dr. Cahill is the founding investor and director of nChroma Bio, Inc., Exo Therapeutics, Inc., Kisbee Therapeutics, Inc., Magnet Biomedicine, Inc., Myeloid Therapeutics, Inc., or Myeloid, Convergence Bio, Inc., Autobahn Therapeutics, Inc., Leal Therapeutics, Inc. and Amplitude Therapeutics, Inc. Prior to Newpath Partners, Dr. Cahill served as an Advisor at Raptor Group Holdings, where he

helped further establish and lead the life science and technology investment portfolio, from September 2016 to May 2018. Dr. Cahill received both his M.D. and Ph.D. from Duke University and his M.S. from Stanford University. We believe that Dr. Cahill is qualified to serve on our board of directors based on his experience in the medical and venture capital industries.

Wendy Chung, M.D., Ph.D. has served as a member of our board of directors since November 2021. Dr. Chung is an American Board of Medical Genetics certified clinical and molecular geneticist and serves as the Chair of the Department of Pediatrics at Boston Children's Hospital, a position she has held since July 2023. Previously, she led the Precision Medicine Resource in the Irving Institute at Columbia University from February 2014 to June 2023. Dr. Chung was on the faculty at Columbia University from 2002 to June 2023, most recently as the Kennedy Family Professor of Pediatrics and Medicine at Columbia University. Prior to that, she was an Associate Professor at Columbia University. Dr. Chung has served as a member of the board of directors of Rallybio Corporation, a public biotechnology company, since August 2022. She received her B.A. in Biochemistry from Cornell University, her M.D. from Cornell University Medical College, and her Ph.D. in Genetics from The Rockefeller University. We believe that Dr. Chung is qualified to serve on our board of directors because of her extensive experience in medicine and genetics research.

Kaye Foster has served as a member of our board of directors since December 2021. Ms. Foster has been a Senior Advisor at the Boston Consulting Group since August 2014 and a Venture Partner at ARCH since January 2022. Previously, she was Senior Vice President, Global Human Resources at Onyx Pharmaceuticals, Inc., an Amgen, Inc. subsidiary and a biopharmaceutical company, from October 2010 to January 2014. At Onyx, she led all aspects of human resources for U.S. and global operations. Prior to joining Onyx, Ms. Foster was Global Vice President of Human Resources and an Executive Committee member at Johnson and Johnson Corporation, a healthcare company, from May 2003 to March 2010. Before Johnson and Johnson, Ms. Foster held several senior human resources executive positions with Pfizer Inc., a pharmaceuticals company. She currently serves on the board of directors and compensation committee of National Resilience Inc.; on the board of directors and the compensation and nominating and corporate governance committees of Agios Pharmaceuticals, Inc.; and on the board of trustees and the human resources committee of Spelman College. Ms. Foster previously served on the board of directors and real estate and nominations committees of Stanford Health Care, a hospital and healthcare system, and chaired the Glide Memorial Foundation Board of Trustees. She received her B.B.A. in Business Administration from Baruch College of the City University of New York and her M.B.A. from Columbia University, Graduate School of Business. We believe Ms. Foster is qualified to serve on our board of directors because of her extensive experience as an executive in the pharmaceuticals industry, including her experience in people management, compensation planning and driving and maintaining corporate culture.

Michael A. Kelly has served as a member of our board of directors since November 2021. Mr. Kelly is currently acting as Founder & President of Sentry Hill Partners, LLC, a global life sciences transformation and management consulting business founded by Mr. Kelly in January 2018. From February 2003 to December 2017, he was a senior executive of Amgen, Inc., a biotechnology company, where he most recently served as Senior Vice President, Global Business Services and Vice President & Chief Financial Officer, International Commercial Operations. He also serves on the boards of directors of: Amicus Therapeutics, Inc., a biotechnology company, which he joined in December 2020; DMC Global Inc., a composite materials and oil field products company, which he joined in July 2020; NeoGenomics Laboratories, Inc., a genetics testing company, which he joined in July 2020, and nChroma Bio, Inc., a biotechnology company, which he joined in December 2024. Mr. Kelly previously served on the boards of directors of Aprea Therapeutics, Inc., a biotechnology company, from September 2020 to May 2022, Hookipa Pharma Inc., a biopharmaceutical company, from February 2019 to April 2023, and Chroma Medicine (which merged with Nvelop Therapeutics in December 2024 to form nChroma Bio, Inc.), a biotechnology company, from February 2023 to December 2024. Mr. Kelly has also held positions at Tanox, Inc., Biogen, Inc., and Nutrasweet Kelco Company, a division of Monsanto Life Sciences. He also serves on the Council of Advisors and was the former audit committee chairman for Direct Relief, a humanitarian aid organization focused on health outcomes and disaster relief. Mr. Kelly received his B.Sc. in Business Administration from Florida A&M University, concentrating in Finance and Industrial Relations. We believe that Mr. Kelly is qualified to serve on our board of directors because of his extensive experience in managing and growing global healthcare and biotechnology companies.

Jeffrey D. Marrazzo has served as a member of our board of directors since May 2023 and as Executive Chair of our board of directors since May 2025. Currently, Mr. Marrazzo chairs the board of directors of several privately-held biotechnology companies including Dispatch Biotherapeutics and nChroma Bio. Previously, Mr. Marrazzo served as co-founder and Chief Executive Officer of Spark Therapeutics, Inc. from May 2013 to April 2022 and as a member of its board of directors from May 2013 to December 2019. In addition, Mr. Marrazzo launched and was Chief Business Officer of the U.S. division of Molecular Health, Inc. from 2011 to 2013. Mr. Marrazzo was part of the founding management of Generation Health from 2009 to 2011, up to and through the acquisition of a majority of the company's shares by CVS Caremark. From 2008 to 2009, Mr. Marrazzo served as an employee and independent consultant to the business development and finance teams at Tengion Inc. and, from 2011 to 2013, Mr. Marrazzo served as an independent consultant to the Children's Hospital of Philadelphia, or CHOP. Previously, Mr. Marrazzo served as healthcare advisor to former Pennsylvania Governor Edward G. Rendell and as an IBM management consultant to global pharmaceutical companies. Mr. Marrazzo holds a B.S.E. and B.A. in Systems Science and Engineering and Economics from the University of Pennsylvania and a dual M.B.A./M.P.A. from The Wharton School and Harvard University. We believe that Mr. Marrazzo is qualified to serve on our board of directors because of his extensive leadership experience in the life sciences industry.

Robert Nelsen has served as a member of our board of directors since September 2020. Mr. Nelsen co-founded ARCH Venture Partners, L.P., a venture capital firm focused on early-stage technology companies, in 1986 and has served as a Managing Director of ARCH Venture Partners or its affiliated entities since 1994. Mr. Nelsen currently serves on the board of directors of Sana Biotechnology, Inc. and Hua Medicine, Inc., each a public biotechnology company, and currently serves on the board of directors of a number of private companies. Mr. Nelsen previously served on the board of directors of a number of public biotechnology companies, including Vir Biotechnology, Inc. from 2017 to May 2025, Lyell Immunopharma, Inc. from 2018 to May 2025, Brii Biosciences Limited from 2019 to June 2024, Revolution Healthcare Acquisition Corp. from 2021 to April 2022, Denali Therapeutics Inc. from 2015 to June 2022, Beam from 2017 to June 2021, Karuna Therapeutics, Inc. from 2018 to June 2021, Unity Biotechnology, Inc. from 2015 to December 2020, Agios Pharmaceuticals, Inc. from 2007 to June 2017, Syros Pharmaceuticals, Inc. from 2012 to June 2018, Juno Therapeutics, Inc. (acquired by Celgene Corporation in January 2018) from 2013 to March 2018, Sienna Biopharmaceuticals, Inc. from 2015 to September 2018 and Gossamer Bio, Inc. from 2017 to December 2018 (prior to its initial public offering). Mr. Nelsen received his M.B.A. from the University of Chicago and his B.S. from the University of Puget Sound in Economics and Biology. We believe that Mr. Nelsen is qualified to serve on our board of directors because of his extensive experience as a venture capitalist, building and serving boards of many public and private emerging companies, including multiple life sciences, biotechnology and pharmaceutical companies.

David Schenkein, M.D. has served as a member of our board of directors since September 2019. Dr. Schenkein currently serves as a partner in GV, the venture capital investment arm of Alphabet Inc., which he joined in February 2019. Previously, Dr. Schenkein served as President and Chief Executive Officer of Agios Pharmaceuticals, Inc. from August 2009 to February 2019. From April 2006 to July 2009, Dr. Schenkein served as a Senior Vice President of Oncology Development at Genentech Inc. Dr. Schenkein currently serves on the board of directors of Denali Therapeutics Inc. and Regeneron Pharmaceuticals, Inc. He is also on the boards of the private companies Leyden Laboratories B.V., Aera Therapeutics, Inc. and Treeline Biosciences, Inc. Previously, Dr. Schenkein served on the board of directors of Agios Pharmaceuticals, Inc. from 2009 to February 2025 and bluebird bio, Inc. from 2013 to 2021. He also currently serves as an adjunct attending physician in hematology at Tufts Medical Center. Dr. Schenkein received his M.D. from the State University of New York Upstate Medical School and his B.A. in Chemistry from Wesleyan University. We believe that Dr. Schenkein is qualified to serve on our board of directors because of his extensive background in the biotechnology industry and leadership experience as a senior executive and director of biotechnology companies.

We believe that all of our current board of directors members possess the professional and personal qualifications necessary for service on our board of directors and have highlighted particularly noteworthy attributes for each board of directors member in the individual biographies above.

Role of Board in Risk Oversight Process

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information

regarding our risks, including credit risks, liquidity risks, operational risks and cybersecurity. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of director's leadership structure.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. We believe that the composition and functioning of all of our committees comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002, and SEC rules and regulations that are applicable to us. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our audit committee charter, compensation committee charter and nominating and corporate governance committee charter are posted on the "Corporate Governance" portion of our website at *https://www.primemedicine.com*. We do not incorporate the information contained on, or accessible through, our corporate website into this Annual Report on Form 10-K, and you should not consider it a part of this Annual Report on Form 10-K.

The following table describes which directors serve on each of our board of directors's committees as of March 3, 2026.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Thomas Cahill, M.D., Ph.D.	Member		Member
Wendy Chung, M.D., Ph.D.	Member		Member
Kaye Foster		Chair	
Michael Kelly	Chair		
Robert Nelsen		Member	
David Schenkein, M.D.		Member	Chair

Audit Committee

Among other things, our audit committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

- reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

- recommending based upon the audit committee's review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

- monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

- preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

- reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

- discussing and reviewing items of enterprise risk management and considering major risk exposures, including financial, operational, privacy, security, cybersecurity, competition, legal, regulatory, hedging and accounting risk exposures;

- evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing the internal audit plan; and

- reviewing quarterly earnings releases.

All audit services and all permitted non-audit services to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The members of our audit committee are Michael Kelly, Thomas Cahill and Wendy Chung. Mr. Kelly chairs the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Mr. Kelly qualifies as an "audit committee financial expert" within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Michael Kelly has previously had with public reporting companies, including service as a principal financial officer and principal accounting officer. Our board of directors has determined that all of the members of our audit committee satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management periodically meet privately with our audit committee. Our audit committee charter, which has been adopted by our board of directors, is available on our website.

Compensation Committee

Among other things, our compensation committee's responsibilities include:

- reviewing and reassessing periodically (and making recommendations to our board of directors if advisable) our processes and procedures for the consideration and determination of director and executive officer compensation;

- annually reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

- evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) recommending to our board of directors the cash compensation of our Chief Executive Officer and (ii) recommending to our board of directors any grants and awards to our Chief Executive Officer under equity-based plans;

- reviewing and approving the compensation of our other executive officers;

- providing oversight of management's decisions regarding the compensation of our other members of senior management;

- overseeing and administering our incentive-based compensation and equity-based plans;

- evaluating and assessing potential and current compensation consultants or advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

- reviewing and approving grants and awards under incentive-based compensation plans and equity-based plans, in each case consistent with the terms of such plans;

- reviewing and recommending to our board of directors our policies and procedures for the grant of equity-based awards;

- administering our compensation recovery policy;

- reviewing and recommending to our board of directors the compensation of our directors;

- preparing our compensation committee report if and when required by SEC rules, to be included in our annual proxy statement or Annual Report on Form 10-K in accordance with the rules and regulations of the SEC, the Nasdaq Stock Market rules and any other rules and regulations applicable to us;

- reviewing and discussing annually with management our "Compensation Discussion and Analysis," if and when required, to be included in our annual proxy statement or Annual Report on Form 10-K; and

- reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

The members of our compensation committee are Kaye Foster, David Schenkein and Robert Nelsen. Ms. Foster chairs the compensation committee. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee may delegate any of the responsibilities of the full committee to subcommittees and may delegate certain responsibilities of the full committee to our executive officers and other persons as may be permitted by applicable laws, rules or regulations and in accordance with the listing standards set forth by Nasdaq. Accordingly, our compensation committee has delegated authority to our Chief Executive Officer to make certain equity awards under our 2022 Stock Option and Incentive Plan, or the 2022 Plan, to our new hires and our existing employees at the senior vice president level and below who are not (and are not reasonably expected to be upon hiring) officers (as defined in Section 16 of the Exchange Act and Rule 16a-1 promulgated thereunder) in connection with promotions, market adjustments, employee recognition or retention, in each case, subject to certain limitations. Our compensation committee charter, which has been adopted by our board of directors, is available on our website.

Compensation Consultant

Our compensation committee has engaged Alpine Rewards, LLC, or Alpine Rewards, as its independent compensation consultant. When requested, Alpine Rewards consultants attend meetings of our compensation committee, including executive sessions in which executive compensation-related matters are discussed without the presence of our management. Alpine Rewards reports to our compensation committee and not to our management, although Alpine Rewards meets with our management for purposes of gathering information for its analyses and recommendations.

Our compensation committee assessed the independence of Alpine Rewards from management, taking into consideration relevant factors, including the other services provided to our Company by Alpine Rewards, the amount of fees our Company paid to Alpine Rewards as a percentage of Alpine Rewards' total revenue, the policies and procedures of Alpine Rewards that are designed to prevent conflicts of interest, any business or personal relationship of the individual compensation advisors employed by Alpine Rewards with any executive officer of the Company, any business or personal relationship the individual compensation advisors employed by Alpine Rewards have with any member of our compensation committee and any stock of our Company owned by Alpine Rewards or the individual compensation advisors employed by Alpine Rewards. On the basis of that assessment and taking into consideration the independence factors that are required to be considered under applicable stock exchange rules, our compensation committee determined that no relationships existed that would create a conflict of interest or that would compromise Alpine Rewards' independence, and that Alpine Rewards is independent pursuant to the independence standards set forth in the Nasdaq listing standards promulgated pursuant to Section 10C of the Exchange Act.

Nominating and Corporate Governance Committee

Among other things, our nominating and corporate governance committee's responsibilities include:

- developing and recommending to our board of directors criteria for our board of directors and committee membership;

- establishing procedures for identifying and evaluating our board of director candidates, including nominees recommended by stockholders;

- to the extent deemed appropriate, retaining third-party search firms or other advisors to identify and evaluate director nominee candidates;

- reviewing the composition of our board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

- identifying individuals qualified to become members of our board of directors;

- recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors;

- developing, recommending to our board of directors and periodically assessing the adequacy of a set of corporate governance guidelines and a code of conduct and business ethics;

- overseeing the evaluation of our board of directors; and

- reviewing and discussing with our board of directors corporate succession plans for our Chief Executive Officer and our other key officers.

The members of our nominating and corporate governance committee are David Schenkein, Wendy Chung and Thomas Cahill. Dr. Schenkein chairs our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee satisfies the independence standards of the applicable rules of Nasdaq. Our nominating and corporate governance committee charter, which has been adopted by our board of directors, is available on our website.

Code of Business Conduct and Ethics

Our board of directors adopted a Code of Business Conduct and Ethics, which applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

If we make any substantive future amendments to certain provisions of our Code of Business Conduct and Ethics, or grant any waivers from our Code of Business Conduct and Ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website identified below or in a Current Report on Form 8-K. The full text of our Code of Business Conduct and Ethics and our Code of Ethics is posted on our website at *https://www.primemedicine.com*. The inclusion of our website address in this Annual Statement on Form 10-K does not include or incorporate by reference the information on our website into this Annual Report on Form 10-K, and you should not consider that information a part of this Annual Report on Form 10-K.

Director Nomination Process

No material changes have been made to the procedures by which our stockholders may recommend nominees to our board of directors from those that were described in our annual proxy statement filed with the SEC on April 22, 2025.

Policy on Trading, Pledging and Hedging of Company Stock

Certain transactions in our securities (such as purchases and sales of publicly traded put and call options, and short sales) create a heightened compliance risk or could create the appearance of misalignment between management and stockholders. In addition, securities held in a margin account or pledged as collateral may be sold without consent if the owner fails to meet a margin call or defaults on the loan, thus creating the risk that a sale may occur at a time

when an officer or director is aware of material, non-public information or otherwise is not permitted to trade in our securities. Our insider trading policy expressly prohibits short sales and derivative transactions of our stock and purchases or sales of puts, calls, or our other derivative securities or any derivative securities that provide the economic equivalent of ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engage in any other hedging transaction with respect to our securities, at any time, by our executive officers, directors and employees.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by directors, officers, employees and designated consultants and contractors that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Stock Market listing standards that are applicable to us. A copy of our Second Amended and Restated Insider Trading Policy is included as Exhibit 19.1 in this Annual Report on Form 10-K.

Our Insider Trading Policy permits our officers, directors, employees and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Exchange Act. Generally, under these trading plans, the individual relinquishes control over the transactions once the trading plan is put into place and can only put such plans into place while the individual is not in possession of material non-public information. Accordingly, sales under these plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving us.

A copy of our Second Amended and Restated Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

In addition, with regard to trading in our own securities, it is the our policy to comply with applicable insider trading laws, rules and regulations, and any exchange listing standards when engaging in transactions in our securities.

Compensation Recovery Policy

In accordance with the requirements of the SEC and Nasdaq listing rules, our board of directors adopted a compensation recovery policy on September 15, 2023, effective as of October 2, 2023. The compensation recovery policy provides that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Policies and Practices Related to the Grant of Certain Equity Awards

We have adopted an Equity Award Grant Policy that sets forth the process and timing for us to follow when we grant equity awards for shares of our common stock to our employees or advisors or consultants (other than our non-employee directors) pursuant to our equity compensation plans. All grants of equity awards must be approved in advance by our board of directors, the compensation committee or, subject to the delegation requirements in the policy, our Chief Executive Officer. The equity award granting authority delegated to our Chief Executive Officer applies to employees at the senior vice president level and below who are not (and are not reasonably expected to be upon hiring) officers (as defined in Section 16 of the Exchange Act and Rule 16a-1 promulgated thereunder) and to equity awards within the specific ranges and subject to a maximum annual aggregate amount as may be set forth in the policy, as approved by the compensation committee from time to time.

Generally, equity awards are granted on the following regularly scheduled basis as set forth in the Equity Award Grant Policy: (a) equity awards granted in connection with the hiring of a new employee or the promotion of an existing employee or the engagement of a new consultant will generally be granted, if at all, regularly (either monthly or quarterly) and will be effective on the first day of the month immediately following the month in which such individual's employment or consulting term begins or promotion occurs, as applicable; (b) equity awards granted to existing employees (other than in connection with a promotion or other special grant) will generally be

granted, if at all, on an annual basis and will be effective on the date such grant is approved or such future date as approved by our board of directors, compensation committee or Chief Executive Officer, as applicable; and (c) any special grants to existing employees will be made, if at all, periodically and will be effective on the date such grant is approved or such future date as approved by our board of directors, compensation committee or Chief Executive Officer, as applicable.

Our board of directors, compensation committee and Chief Executive Officer do not take into account any material nonpublic information when determining the timing and terms of equity awards. We do not time our equity award grants either to take advantage of a depressed stock price, or an anticipated increase in stock price, and we have limited the amount of discretion that can be exercised in connection with the timing of equity award grants. We also do not time the release of material nonpublic information based on equity award grant dates.

The following table contains information required by Item 402(x)(2) of Regulation S-K about stock options granted to the our named executive officers, or NEOs, in the last completed fiscal year during the period beginning four business days before and ending one business day after the filing of our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, or the filing or furnishing of any of our Current Reports on Form 8-K that discloses material nonpublic information.

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($ per share)	Grant Date Fair Value of the Award ($)		Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information
Allan Reine, M.D.	02/27/2025	275,000	2.42	471,598	(1)	4%
Ann Lee, Ph.D.	02/27/2025	275,000	2.42	471,598	(1)	4%
Jeremy Duffield, M.D., Ph.D., FRCP	02/27/2025	275,000	2.42	471,598	(1)	4%
Keith Gottesdiener, M.D.	02/28/2025	500,000	2.52	892,200	(1)	4%
Allan Reine, M.D.	05/19/2025	2,000,000	1.34	1,911,400	(1)	(16)%
Allan Reine, M.D.	05/19/2025	500,000	1.34	—	(1)	(16)%
Allan Reine, M.D.	08/01/2025	850,000	4.04	445,801	(2)	8%
Ann Lee, Ph.D.	08/01/2025	180,995	4.04	197,786	(2)	8%
Ann Lee, Ph.D.	08/01/2025	180,995	4.04	120,691	(2)	8%

(1) Amounts reflect the aggregate grant date fair value of option awards granted during the applicable year calculated in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, *Compensation—Stock Compensation*. Such grant date fair values do not take into account any estimated forfeitures. Refer to Note 2, *Summary of Significant Accounting Policies*, to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K for assumptions underlying the valuation of equity awards. The grant date fair value of Dr. Reine's performance-based stock options grant for 500,000 shares, based on probable achievement of the applicable performance metrics, was $0; the grant date fair value of such performance-based stock option grant, based on maximum achievement of the applicable performance metrics, was $556,800. The amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the options or any sale of the underlying shares of common stock.

(2) These options were repriced on August 1, 2025 under our stockholder approved option repricing plan, which is discussed in greater detail in Note 8, *Stock-based Compensation*, to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K. Amounts reflect the aggregate incremental fair value of the repriced options, calculated in accordance with the provisions of FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. Refer to Note 2, *Summary of Significant*

Accounting Policies, to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K for assumptions underlying the valuation of equity awards. The amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the options or any sale of the underlying shares of common stock.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the fiscal year ended December 31, 2025. Other than as set forth in the table and described more above, we did not pay any compensation, grant any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors during the fiscal year ended December 31, 2025. Dr. Reine, who is our Chief Executive Officer, and Dr. Gottesdiener, who was our former Chief Executive Officer, did not receive any additional compensation for their services as directors. The compensation received by Dr. Reine and Dr. Gottesdiener, as NEOs of the Company, are presented in the "2025 Summary Compensation Table".

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	All Other Compensation ($)	Total ($)
Thomas Cahill, M.D., Ph.D. (3)	60,000	133,924	—	193,924
Wendy Chung, M.D., Ph.D. (3)	60,000	162,079	—	222,079
Kaye Foster (3)	60,000	162,359	—	222,359
Michael Kelly (3)	65,000	162,079	—	227,079
Jeffrey D. Marrazzo (4)	45,000	1,199,949	95,161	1,340,110
Robert Nelsen (3)	52,500	133,924	—	186,424
David Schenkein, M.D. (3)	62,500	133,924	—	196,424

(1) Amounts represent annual cash compensation earned for services rendered as directors by non-employee members of our board of directors and the committees thereof during the fiscal year ended December 31, 2025.

(2) Amounts reflect the aggregate grant date fair value of option awards granted during 2025 in accordance with our Non-employee Director Compensation Policy, described below, calculated in accordance with the provisions of FASB ASC Topic 718, *Compensation—Stock Compensation*. Such grant date fair values do not take into account any estimated forfeitures. The grant date fair value of Mr. Marrazzo's performance-based stock option grant for 200,000 shares, based on probable achievement of the applicable performance metrics, was $0; the grant date fair value of such performance-based stock option grants, based on maximum achievement of the applicable performance metrics, was $223,900. In addition to grant date fair value of options granted during 2025, the amounts also include the incremental fair value of options repriced during 2025. The aggregate incremental fair value of repriced options were $83,456 for each of Dr. Cahill, Mr. Nelsen, and Dr. Schenkein; $111,611 for each of Dr. Chung and Mr. Kelly; $111,891 for Ms. Foster; and $348,821 for Mr. Marrazzo. Refer to Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K for assumptions underlying the valuation of equity awards. The amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by our directors upon the exercise of the options or any sale of the underlying shares of common stock.

(3) As part of the annual board of directors member grants, Dr. Cahill, Dr. Chung, Ms. Foster, Mr. Kelly, Mr. Nelsen, and Dr. Schenkein received options to purchase 55,000 shares of our common stock. As of December 31, 2025, Dr. Cahill, Mr. Nelsen, and Dr. Schenkein each held options to purchase an aggregate of 139,062 shares of common stock, and Dr. Chung, Ms. Foster, and Mr. Kelly each held options to purchase an aggregate of 161,578 shares of common stock.

(4) Upon his appointment as the Executive Chair of the our board of directors, Mr. Marrazzo received options to purchase 1,000,000 shares of our common stock. In addition, for his services as a director, as part of the annual board of directors member grants, Mr. Marrazzo received options to purchase an additional 55,000 shares of our common stock. Under his advisory services agreement with the Company, the details of which are discussed in

the "Item 13. Certain Relationships and Related Transactions, and Director Independence", Mr. Marrazzo also received fees totaling $95,161 during the year ended December 31, 2025. As of December 31, 2025, Mr. Marrazzo held options to purchase an aggregate of 1,442,000 shares of common stock.

Non-Employee Director Compensation Policy

We adopted a non-employee director compensation policy in May 2022 designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors, which was amended and restated on May 17, 2024. On May 16, 2025, our board of directors approved a second amended and restated non-employee director compensation policy based upon the recommendations of our compensation committee and Alpine Rewards, our independent compensation consultant.

Under the second amended and restated policy, our non-employee directors are eligible to receive annual cash retainers (which are payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board of Directors		
All non-employee members	$	45,000
Additional Retainer for Board Chair	$	30,000
Additional Retainer for Audit Committee		
Chair	$	20,000
Non-chair members	$	10,000
Additional Retainer for Compensation Committee		
Chair	$	15,000
Non-chair members	$	7,500
Additional Retainer for Nominating and Corporate Governance Committee		
Chair	$	10,000
Non-chair members	$	5,000

In addition, our policy provides that, upon initial election or appointment to our board of directors, each new non-employee director will be granted a one-time grant of a non-statutory stock option to purchase 110,000 shares of our common stock on the date of such director's election or appointment to our board of directors (the "Initial Director Grant"). The Initial Director Grant will vest in substantially equal annual installments over three years, subject to the non-employee director's continued services to the Company. On the date of each annual meeting of stockholders of the Company, each non-employee director who will continue as a non-employee director following such meeting, other than a non-employee director receiving an Initial Director Grant, will be granted an annual award of a non-statutory stock option to purchase 55,000 shares of common stock (the "Annual Director Grant"). Notwithstanding the foregoing, if a non-employee director was initially elected to our board of directors on a date other than the date of an annual meeting, then upon such initial election or appointment, the non-employee director shall receive, in lieu of an Annual Director Grant, a grant that is pro-rated on a monthly basis for time served as a non-employee director between the date of the non-employee director's initial election or appointment and the date of the next annual meeting. The Annual Director Grant (including any pro-rated amount) will vest in full on the earlier of the one-year anniversary of the grant date or on the date of our next annual meeting of stockholders, subject to the non-employee director's continued services to the Company. Such awards are subject to fully accelerated vesting upon the sale of the Company. All vested options remain exercisable for twelve months if a non-employee director resigns from the board of directors or otherwise ceases to serve as a director.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $1,600,000 in the first calendar year such individual becomes a non-employee director and $1,000,000 in any other calendar year.

We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Employee directors receive no additional compensation for their service as a director.

Item 11. Executive Compensation

Our NEOs for the fiscal year ended December 31, 2025 were:

- Allan Reine, M.D., our current Chief Executive Officer;

- Keith Gottesdiener, M.D., our former President and Chief Executive Officer from January to May 2025;

- Ann Lee, Ph.D., our Chief Technical Officer; and

- Jeremy Duffield, M.D., Ph.D., FRCP, our former Chief Scientific Officer from January to July 2025.

2025 Summary Compensation Table

The following table sets forth the compensation provided to our NEOs for the fiscal years ended December 31, 2025 and 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
Allan Reine, M.D. (3) (4)	2025	606,212	—	2,828,798	402,000	57,177	3,894,187
Chief Executive Officer	2024	479,489	176,000	3,699,775	200,000	68,538	4,623,802
Keith Gottesdiener, M.D. (5)	2025	259,568	—	1,185,802	—	762,400	2,207,770
Former Chief Executive Officer	2024	652,792	—	1,165,030	395,010	32,785	2,245,617
Ann Lee, Ph.D. (6)	2025	505,375	—	790,075	243,960	10,706	1,550,116
Chief Technical Officer							
Jeremy Duffield, M.D., Ph.D., FRCP (7)	2025	268,271	—	668,600	—	380,926	1,317,797
Former Chief Scientific Officer	2024	480,417	—	1,092,033	293,400	11,727	1,877,577

(1) Amounts reflect the aggregate grant date fair value of option awards granted during the applicable year calculated in accordance with the provisions of FASB ASC Topic 718, *Compensation—Stock Compensation*. Such grant date fair values do not take into account any estimated forfeitures. Refer to Note 2, *Summary of Significant Accounting Policies*, to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K for assumptions underlying the valuation of equity awards. The amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the options or any sale of the underlying shares of common stock. For the year ended December 31, 2025, Dr. Reine was granted time-based and performance-based stock options. The grant date fair value of Dr. Reine's time-based stock option grant was $2,382,997. The grant date fair value of Dr. Reine's performance-based stock option grant, based on probable achievement of the applicable performance metrics, was $0; the grant date fair value of such performance-based stock option grant, based on maximum achievement of the applicable performance metrics, was $556,800. Dr. Gottesdiener, Dr. Lee, and Dr. Duffield were granted only time-based stock options during the year ended December 31, 2025. Additionally, the aggregate incremental fair value, calculated in accordance with FASB ASC Topic 718, for the repricing of certain options in 2025 were $445,801 for Dr. Reine and $318,478 for Dr. Lee. Dr. Gottesdiener and Dr. Duffield were not eligible to participate in our option repricing program. Furthermore, the aggregate incremental fair value, calculated in accordance with FASB ASC Topic 718, with respect to the extension of the post-termination exercise period in 2025 for certain options held by Dr. Gottesdiener and Dr. Duffield were $293,602 and $197,002, respectively.

(2) The amounts reflect the annual cash incentive compensation earned by our NEOs for the applicable year based on our achievement of certain corporate performance goals.

(3) Dr. Reine was appointed as our Chief Executive Officer in May 2025. Prior to his appointment, Dr. Reine served as our Chief Financial Officer. Dr. Reine's 2025 base salary represents his salary as our former Chief Financial Officer through his transition to Chief Executive Officer and, subsequently, his salary in the role as our Chief Executive Officer. Similarly, Dr. Reine's annual bonus includes a proration for his tenure as our former Chief Financial Officer.

(4) All other compensation for Dr. Reine for 2025 consists of (i) $32,965 in reimbursements for housing expenses, which includes $8,965 for related tax gross-ups, (ii) $13,352 in reimbursement for commuting expenses, which includes $1,702 related tax gross-ups, (iii) $10,500 for matching contributions under our 401(k) plan, and (iv) $360 in wellness reimbursements.

(5) All other compensation for Dr. Gottesdiener for 2025 consists of (i) $646,067 of severance, which includes $10,000 of legal reimbursements, (ii) $99,299 in consulting fees under the KMG Consulting Agreement, which is described in greater detail below, (iii) $6,534 in reimbursements for commuting expenses, which includes $846 for related tax gross-ups, and (iv) $10,500 for matching contributions under our 401(k) plan.

(6) Dr. Lee was not an NEO for 2024. All other compensation for Dr. Lee for 2025 consists of (i) $10,500 for matching contributions under our 401(k) plan, and (ii) $206 in reimbursements for commuting expense.

(7) All other compensation for Dr. Duffield for 2025 consists of (i) $321,154 of severance payments, (ii) $48,900 in consulting fees under the Duffield Consulting Agreement, which is described in greater detail below, (iii) $10,500 for matching contributions under our 401(k) plan, and (iv) $372 in reimbursements for commuting expense.

Overview

Our executive compensation program is designed to attract, motivate and retain key employees who we believe best represent our values and can make significant contributions towards achieving our purpose of delivering a new class of differentiated one-time curative genetic therapies to address the widest spectrum of diseases by deploying our Prime Editing technology. Our program's purpose is to incentivize them based on the achievement of key performance goals, and to align their interests with the interests of our stockholders. Under this program, our NEOs' compensation is based on the achievement of key strategic and business goals that were developed based on our mission. The program consists of a combination of base salary, an annual cash bonus, long-term equity incentive compensation and other employee benefits generally available to our employees, and is designed to align our executive compensation program with the interests of our stockholders by reflecting a pay-for-performance philosophy that supports our business strategy. At the same time, our board of directors believes that the program does not encourage excessive risk-taking by management.

Our compensation committee is generally responsible for determining the compensation of our executive officers (and recommending to our board of directors such compensation for our Chief Executive Officer). In setting executive base salaries and bonuses and granting equity incentive awards, the compensation committee considers compensation for comparable positions in the market, the historical compensation levels of our executive officers, internal equity, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to us. We target a general competitive position, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, bonus and long-term incentives. Our compensation committee typically reviews and discusses management's proposed compensation with our Chief Executive Officer for all executives other than the Chief Executive Officer. Based on those discussions and its discretion, taking into account the factors noted above, the compensation committee then sets the compensation for each executive officer other than the Chief Executive Officer. For the Chief Executive Officer, our compensation committee recommends our Chief Executive Officer's compensation for approval by our board of directors. Our compensation committee may delegate certain authorities to one of our officers, as described above in "*Corporate Governance—Compensation Committee*".

Our compensation committee has the authority to engage the services of a consulting firm or other outside advisor to assist it in designing our executive compensation programs and in making compensation decisions.

During the fiscal year ended December 31, 2025, our compensation committee engaged Alpine Rewards to assist it in evaluating our executive and director compensation practices, including program design, identification of an

appropriate peer group for compensation comparison purposes and providing pay benchmarking data. Alpine Rewards also provided (i) analysis and recommendations to our compensation committee regarding trends and emerging topics with respect to executive compensation; (ii) compensation programs for executives, directors and our employees generally; and (iii) stock utilization and related metrics. For further information, see "Corporate Governance—Compensation Committee—Compensation Consultant."

Alpine Rewards reports directly to our compensation committee and did not provide any additional services other than as described above. Our compensation committee annually assesses its independence consistent with Nasdaq listing standards and concluded that the engagement of such consultant did not raise any conflict of interest.

2025 Base Salary

Our NEOs each receive a base salary to compensate them for services rendered to us. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salaries may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2025, the annual base salaries for our NEOs were as follows:

Name		Annual Base Salary from January 1, 2025 through February 28, 2025	Annual Base Salary from March 1, 2025 through May 18, 2025	Annual Base Salary from May 19, 2025 through December 31, 2025
Allan Reine, M.D.	(1)	$500,000	$517,500	$665,000
Keith Gottesdiener, M.D.	(2)	$658,350	$681,500	$0
Ann Lee, Ph.D.		$491,000	$508,250	$508,250
Jeremy Duffield, M.D., Ph.D., FRCP	(2)	$483,500	$500,500	$500,500

(1) Dr. Reine was appointed as our Chief Executive Officer effective May 19, 2025. Prior to May 19, 2025, Dr. Reine served as our Chief Financial Officer.

(2) Dr. Gottesdiener's employment with us ceased on May 18, 2025 and Dr. Duffield's employment with us ceased on July 15, 2025. These NEOs' base salaries were pro-rated accordingly.

2025 Annual Bonus

For the fiscal year ended December 31, 2025, each of the NEOs was eligible to earn an annual cash bonus determined by our compensation committee for NEOs other than the Chief Executive Officer and by our board of directors on the recommendation of our compensation committee, for our principal executive officer, based on our corporate performance. The target annual bonus for each of our NEOs for the fiscal year ended December 31, 2025 was equal to the percentage of the executive's respective annual base salary as of December 31, 2025 specified below:

Name		Target Bonus Percentage
Allan Reine, M.D.	(1)	60%
Keith Gottesdiener, M.D.		60%
Ann Lee, Ph.D.		40%
Jeremy Duffield, M.D., Ph.D., FRCP		40%

(1) During his tenure as our former Chief Financial Officer, Dr. Reine's target bonus percentage was 40%. Upon becoming our Chief Executive Officer, Dr. Reine's target bonus percentage increased to 60%.

In 2025, annual bonuses for our Chief Executive Officer and Chief Technical Officer were based entirely on the level of corporate achievement against our 2025 corporate objectives. With respect to the fiscal year ended December 31, 2025, our compensation committee approved a cash bonus payout in an amount of 120% of target for Dr. Lee and our board of directors approved a cash bonus payout in an amount of 120% of target for Dr. Reine. Dr. Gottesdiener and Dr. Duffield did not earn any annual bonuses for 2025 as a result of their separations from us.

Equity-Based Compensation

We believe that long-term equity incentives provide our executives with a strong link to our long-term performance and create an ownership culture. These equity awards are a key aspect of our compensation philosophy and serve to align the interests of our executive officers with our stockholders, as they are tied to future increases in the value of our stock. Further, we believe that equity awards with a time-based vesting feature promote retention because this feature incentivizes our NEOs to remain in our employment during the vesting period. Additionally, we believe that equity awards with a performance-based vesting feature further incentivize our executive officers to achieve important milestones. Accordingly, our compensation committee periodically reviews the equity incentive compensation of our NEOs and may grant equity incentive awards to them from time to time. For additional information regarding outstanding equity awards held by our NEOs as of December 31, 2025, see the "Outstanding Equity Awards at Fiscal Year End" table below.

Perquisites/Personal Benefits

We do not provide significant perquisites or other personal benefits to our executive officers, including our NEOs, except for reimbursements for wellness, commuting and/or housing for certain NEOs, as well as certain related tax gross-ups as described above in the "2025 Summary Compensation Table."

401(k) Plan

We maintain a retirement savings plan, or the 401(k) plan, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees are generally eligible to participate in the 401(k) plan, subject to certain criteria. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participants who are 60 to 63 years of age may also contribute additional amounts based on the statutory limits for super catch-up contributions. All deferrals made to the standard catch-up or the super catch-up may only be made on Roth contributions. Participant contributions are held in trust as required by law. We provide matching contributions equal to 50% of an employee's contributions, subject to a maximum of six percent of eligible compensation.

Outstanding Equity Awards at 2025 Fiscal Year-End Table

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2025. Equity awards granted prior to our IPO in October 2022 were under our 2019 Stock Option and Grant Plan, as amended from time to time, or the 2019 Plan, and equity awards granted following our IPO were under our 2022 Plan.

			Options				
Name	**Grant Date**	**Vesting Commencement Date**	**Number of Securities Underlying Unexercised Option (#) Exercisable**	**Number of Securities Underlying Unexercised Option (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Option (#)**	**Option Exercise Price ($)**	**Option Expiration Date**
Allan Reine, M.D.	05/19/2025 (1)	05/19/2025	—	2,000,000	—	1.34	05/19/2035
	05/19/2025 (2)	05/19/2025	—	—	500,000	1.34	05/19/2035
	02/27/2025 (3)	02/27/2025	57,291	217,709	—	2.42	02/27/2035
	01/17/2024 (1)	01/17/2024	287,500	312,500	—	4.04 (8)	01/17/2034
	01/17/2024 (4)	01/17/2024	250,000	—	—	4.04 (8)	01/17/2034
Keith Gottesdiener, M.D.	02/28/2025 (5)	02/28/2025	104,166	395,834	—	2.52	02/28/2035
	02/25/2024 (5)	02/25/2024	45,833	54,167	—	8.32	02/25/2034
	02/25/2024 (6)	02/25/2025	200,000	—	200,000	8.32	02/25/2034
	03/31/2023 (5)	03/31/2023	342,194	155,544	—	12.30	03/31/2033
	10/27/2021 (5)	10/27/2021	241,250	—	—	3.67	10/27/2031
Ann Lee, Ph.D.	02/27/2025 (3)	02/27/2025	57,291	217,709	—	2.42	02/27/2035
	02/21/2024 (3)	02/21/2024	82,956	98,039	—	4.04 (8)	02/21/2034
	03/31/2023 (3)	03/31/2023	124,434	56,561	—	4.04 (8)	03/31/2033
	10/27/2021 (4)	10/04/2021	482,501	—	—	3.67	10/26/2031
	10/27/2021 (4)	10/04/2021	241,248	—	—	3.67	10/26/2031
Jeremy Duffield, M.D., Ph.D., FRCP	02/27/2025 (7)	02/27/2025	57,291	217,709	—	2.42	02/27/2035
	02/21/2024 (7)	02/21/2024	82,956	98,039	—	8.49	02/21/2034
	03/31/2023 (7)	03/31/2023	124,434	56,561	—	12.30	03/31/2033
	10/27/2021 (7)	10/27/2021	16,083	—	—	3.67	10/27/2031

(1) The shares underlying these options vest as follows: 25 percent vest on the 1-year anniversary of the vesting commencement date, and 1/48th of the shares vest on a monthly basis thereafter, in each case subject to the applicable NEO's continuous service relationship with us through each applicable vesting date. The stock options are also subject to certain acceleration of vesting provisions as provided in the applicable NEO's employment agreement.

(2) The underlying shares vest upon the achievement of pre-determined milestone(s), subject to the applicable NEO's continuous service relationship with us through the applicable vesting date. As of December 31, 2025, the applicable milestone(s) have not been satisfied.

(3) The shares underlying these options vest in equal monthly installments over 48 months commencing on the vesting commencement date, subject to the applicable NEO's continuous service relationship with us through each applicable vesting date. The stock options are also subject to certain acceleration of vesting provisions as provided in the applicable NEO's employment agreement.

(4) The underlying shares are fully vested as of December 31, 2025.

(5) The shares underlying these options vest in equal monthly installments over 48 months commencing on the vesting commencement date. Under the terms of the Gottesdiener Separation Agreement, as defined and described in greater detail below, options granted to Dr. Gottesdiener while an employee will continue to vest for one additional year following the cessation of his employment, subject to Dr. Gottesdiener's continued service relationship with us through each applicable vesting date.

(6) The underlying shares vest in four tranches (consisting of 100,000 shares each) upon the achievement of a pre-determined milestone for each tranche prior to one year additional vesting period provided for under the defined the Gottesdiener Separation Agreement, subject to Dr. Gottesdiener's continued service relationship with us through each applicable vesting date. As of December 31, 2025, two of the four tranches have not vested.

(7) The shares underlying these options vest in equal monthly installments over 48 months commencing on the vesting commencement date and through March 31, 2026, the last date of Duffield Consulting Agreement, as defined and described in detail below, subject to Dr. Duffield's continued service relationship with us through each applicable vesting date.

(8) All options issued under the 2019 Plan and 2022 Plan to Dr. Lee and Dr. Reine with an exercise price greater than $4.04 were repriced on August 1, 2025, as approved by our stockholders. Refer to Note 8, *Stock-based Compensation,* to our consolidated financial statements appearing elsewhere within this Annual Report on Form 10-K for greater detail.

Agreements with our NEOs

We have entered into a new employment agreement with Dr. Reine that was effective as of May 2025. Previously, we entered into an employment agreement with Dr. Reine that was effective as of January 2024. We entered into employment agreements with Dr. Gottesdiener, Dr. Duffield, and Dr. Lee that were effective in July 2022. We entered into a separation agreement with Dr. Gottesdiener and a consulting agreement with a limited liability company managed by Dr. Gottesdiener in May 2025. We entered into a separation agreement and consulting agreement with Dr. Duffield in July 2025.

Each of our NEOs are subject to standard confidentiality and nondisclosure, assignment of intellectual property work product and post-termination non-solicitation of employees, consultants and customers covenants and, in certain circumstances, non-competition covenants.

Allan Reine, M.D.

CEO Agreement

In connection with Dr. Reine's appointment as our Chief Executive Officer, we entered into an Amended and Restated Employment Agreement, or the Reine CEO Employment Agreement, effective May 19, 2025. The Reine CEO Employment Agreement provides for at-will employment. The agreement also sets forth initial base salary, initial annual target bonus and eligibility to participate in our benefit plans generally. In addition, Dr. Reine is

entitled to reimbursement for commuting expenses, which include all reasonable costs for his commute between his residence in New York, New York and our corporate headquarters in Cambridge, Massachusetts, as well as reimbursement for housing expenses in or near Cambridge, Massachusetts.

Pursuant to the Reine CEO Employment Agreement, in the event Dr. Reine is terminated by us without "Cause" or he resigns for "Good Reason" (as such terms are defined in the Reine CEO Employment Agreement), in each case subject to the delivery of and compliance with a fully effective separation agreement that shall include, without limitation, a general release of claims, reaffirmation of applicable restrictive covenants and, in our discretion, a one year non-competition agreement, Dr. Reine will be entitled to (i) an amount equal to the sum of (A) twelve (12) months of his then-current base salary plus (B) 1.0 times his target annual bonus for the then current year, in each case subject to reductions by any amount received by him pursuant to a restrictive covenant agreement, and (ii) subject to Dr. Reine's co-payment of premium amounts at the applicable active employees' rate and proper election to continue COBRA health coverage, payment of the portion of the premium equal to the amount we would have paid to provide health insurance had he remained employed by us until the earliest of (A) twelve (12) months following his termination, (B) his eligibility for group medical plan benefits under any other employer's group medical plan or (C) the end of his COBRA health continuation period. These amounts shall be paid out in substantially equal installments in accordance with our payroll practice over a period of twelve (12) months. In addition, subject to the delivery of the fully effective separation agreement, the bonus amount (if any) that Dr. Reine would have been paid if he had remained employed through the payment date, if such termination occurs on or after January 1 but before the date bonuses are paid for the prior year to our other executives, will be paid to Dr. Reine on the date our other executives receive their bonuses.

In the event Dr. Reine is terminated by us without "Cause" or he resigns for "Good Reason", in each case within three months prior and 12 months following a "Change in Control" (as such terms are defined in the Reine CEO Employment Agreement), subject to the delivery of and compliance with a fully effective separation agreement (as described above), Dr. Reine will be entitled to the following, in lieu of the benefits above: (i) a lump sum cash payment equal to the sum of (A) 18 months of his then-current base salary (or his base salary in effect immediately prior to the "Change in Control," if higher) plus (B) 1.5 times his target annual bonus for the then current year (or target in effect immediately prior to the "Change in Control," if higher), in each case subject to reductions by any amount received by him pursuant to a restrictive covenant agreement, (ii) subject to Dr. Reine's co-payment of premium amounts at the applicable active employees' rate and proper election to continue COBRA health coverage, payment of the portion of the premium equal to the amount we would have paid to provide health insurance had he remained employed by us until the earliest of (A) 18 months from the date of his separation, (B) his eligibility for group medical plan benefits under any other employer's group medical plan or (C) the end of his COBRA health continuation period, and (iii) the bonus amount (if any) that Dr. Reine would have been paid if he had remained employed through the payment date, if such termination occurs on or after January 1 but before the date bonuses are paid for the prior year to our other executives. In addition, in the event Dr. Reine is terminated by us without Cause or he resigns for Good Reason, in each case within three months prior and 12 months following a "Change in Control," all of the then-outstanding and unvested portion of his stock options and other stock-based awards that are subject solely to time-based vesting shall become fully vested and exercisable or non-forfeitable immediately as of the date of termination, with any such performance-based awards vesting at target.

The payments and benefits provided under the Reine CEO Employment Agreement in connection with a "Change in Control" may not be eligible for federal income tax deduction for us pursuant to Section 280G of the Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Reine in connection with a "Change in Control" would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

CFO Agreement

In January 2024, we entered into an employment agreement with Dr. Reine pursuant to which we employed Dr. Reine as our former Chief Financial Officer, or the Reine CFO Employment Agreement. The agreement set forth Dr. Reine's initial base salary, initial annual target bonus and eligibility to participate in our benefit plans generally. In addition, Dr. Reine was entitled to reimbursement for commuting expenses, which include all reasonable costs for his commute between his residence in New York, New York and our corporate headquarters in Cambridge,

Massachusetts, as well as reimbursement for housing expenses in or near Cambridge, Massachusetts, for up to $2,000 per month for 12 months from the commencement of his employment.

Keith M. Gottesdiener, M.D.

Employment Agreement

The employment agreement with Dr. Gottesdiener, or the Gottesdiener Employment Agreement, provided for at-will employment. The agreement also set forth initial base salary, initial annual target bonus and eligibility to participate in our benefit plans generally. In addition, pursuant to Amendment No. 1 to the Gottesdiener Employment Agreement, Dr. Gottesdiener was entitled to reimbursement for commuting expenses, which include all reasonable costs for his commute between his family's residence in New York, New York and our corporate headquarters in Cambridge, Massachusetts.

Separation Agreement

In May 2025, we entered into a separation agreement with Dr. Gottesdiener, or the Gottesdiener Separation Agreement, pursuant to which Dr. Gottesdiener is entitled to receive certain severance benefits in accordance with the terms of the Gottesdiener Employment Agreement.

Pursuant to the Gottesdiener Separation Agreement, in exchange for, among other things, a release of claims, reaffirmation of applicable restrictive covenants, and a one-year non-competition agreement, Dr. Gottesdiener is entitled to (i) an amount equal to the sum of (A) 12 months of his then-current base salary plus (B) one times his target bonus (as defined in the Gottesdiener Employment Agreement) for 2025, to be paid out in substantially equal installments in accordance with our payroll practices over a period of 12 months, (ii) subject to his copayment of premium amounts at the applicable active employees' rate and his proper election to receive COBRA health coverage, payment of the portion of the premium equal to the amount we would have paid to provide health insurance had he remained employed by us until the earliest of (A) 12 months following his termination, (B) his eligibility for group medical plan benefits under any other employer's group medical plan or (C) the end of his COBRA health continuation period.

The Gottesdiener Separation Agreement also provides that, if Dr. Gottesdiener enters into the Gottesdiener Advisor Agreement, as defined and described below, with us, he will continue to vest in his outstanding unvested equity awards during the advisory period (for up to one-year following the date of separation of employment), subject to the terms of the Gottesdiener Advisor Agreement, the applicable equity award agreements, and the 2019 Plan and 2022 Plan.

Consulting Agreement

In May 2025, pursuant to the Gottesdiener Separation Agreement and Gottesdiener Employment Agreement, we entered into a consulting agreement with KMG Strategic Consulting, LLC, or the KMG Consulting Agreement, a limited liability company managed by Dr. Gottesdiener, to provide for Dr. Gottesdiener's continued consulting services to us.

Pursuant to the KMG Consulting Agreement, Dr. Gottesdiener will provide advice and assistance in the area of his expertise. In exchange, we agreed to pay KMG an hourly rate of $1,000 and reimburse KMG for any pre-approved actual expenses incurred. The KMG Consulting Agreement has a term of one-year unless (i) earlier terminated by one of the parties or (ii) extended upon mutual written agreement of the parties.

Advisory Services Agreement

In May 2025, pursuant to the Gottesdiener Separation Agreement and Gottesdiener Employment Agreement, we entered into an advisory services agreement with Dr. Gottesdiener, or the Gottesdiener Advisor Agreement, to retain certain non-exclusive, limited consulting and advisory services of Dr. Gottesdiener for a period of up to one year from the date of his separation.

Pursuant to the Gottesdiener Advisor Agreement, Dr. Gottesdiener will provide advice and assistance in the area of his expertise. In exchange, (i) Dr. Gottesdiener will continue to vest in his outstanding, unvested equity awards

during the term of the Gottesdiener Advisor Agreement; (ii) following the termination of the Gottesdiener Advisor Agreement, the post-termination exercise period for any vested stock options as of the last date of the term of the Gottesdiener Advisor Agreement will be extended to the earlier of (A) the 48 month anniversary of the last date of the term, or (B) the original expiration of such stock options, as applicable; and (iii) we agreed to reimburse Dr. Gottesdiener for any pre-approved actual expenses incurred. The Gottesdiener Advisor Agreement has a term of one-year unless earlier terminated in accordance with the terms described therein.

Ann L. Lee, Ph.D.

The employment agreement with Dr. Lee, or the Lee Employment Agreement, provides for at-will employment. The agreement also sets forth initial base salary, initial annual target bonus and eligibility to participate in our benefit plans generally. The agreement also sets forth initial base salary, initial annual target bonus and eligibility to participate in our benefit plans generally.

Pursuant to the Lee Employment Agreement, in the event Dr. Lee is terminated by us without "Cause" or she resigns for "Good Reason" (as such terms are defined in the Lee Employment Agreement), in each case subject to the delivery of and compliance with a fully effective separation agreement that shall include, without limitation, a release of claims, reaffirmation of applicable restrictive covenants and, in our discretion, a one year non-competition agreement, Dr. Lee will be entitled to (i) an amount equal to the sum of (A) nine months of her then-current base salary plus (B) 0.75 times her target annual bonus for the then current year, in each case subject to reductions by any amount received by her pursuant to a restrictive covenant agreement, and (ii) subject to Dr. Lee's co-payment of premium amounts at the applicable active employees' rate and proper election to continue COBRA health coverage, payment of the portion of the premium equal to the amount we would have paid to provide health insurance had she remained employed by us until the earliest of (A) nine months following her termination, (B) her eligibility for group medical plan benefits under any other employer's group medical plan or (C) the end of her COBRA health continuation period. These amounts shall be paid out in substantially equal installments in accordance with our payroll practice over a period of nine months. In addition, subject to the delivery of the fully effective separation agreement, the bonus amount (if any) that Dr. Lee would have been paid if she had remained employed through the payment date, if such termination occurs on or after January 1 but before the date bonuses are paid for the prior year to our other executives, will be paid to Dr. Lee on the date our other executives receive their bonuses.

In the event Dr. Lee is terminated by us without "Cause" or she resigns for "Good Reason", in each case within 12 months following a "Change in Control" (as defined in the Lee Employment Agreement), subject to the delivery of and compliance with a fully effective separation agreement (as described above), Dr. Lee will be entitled to the following, in lieu of the benefits above: (i) a lump sum cash payment equal to the sum of (A) 12 months of her then-current base salary (or her base salary in effect immediately prior to the "Change in Control," if higher) plus (B) 1.0 times her target annual bonus for the then current year (or target in effect immediately prior to the "Change in Control," if higher), in each case subject to reductions by any amount received by her pursuant to a restrictive covenant agreement, (ii) subject to Dr. Lee's co-payment of premium amounts at the applicable active employees' rate and proper election to continue COBRA health coverage, payment of the portion of the premium equal to the amount we would have paid to provide health insurance had she remained employed by us until the earliest of (A) 12 months from the date of her separation, (B) her eligibility for group medical plan benefits under any other employer's group medical plan or (C) the end of her COBRA health continuation period, and (iii) the bonus amount (if any) that Dr. Lee would have been paid if she had remained employed through the payment date, if such termination occurs on or after January 1 but before the date bonuses are paid for the prior year to our other executives. In addition, in the event Dr. Lee is terminated by us without Cause or she resigns for Good Reason, in each case within 12 months following a "Change in Control" (as defined in the Lee Employment Agreement), all of the then-outstanding and unvested portion of her stock options and other stock-based awards that (i) are subject solely to time-based vesting or (ii) were granted to Dr. Lee prior to the effective date of the Lee Employment Agreement and are subject to performance-based vesting shall become fully vested and exercisable or non-forfeitable immediately as of the date of termination, with any such performance-based awards vesting at target.

The payments and benefits provided under the Lee Employment Agreement in connection with a "Change in Control" may not be eligible for federal income tax deduction for us pursuant to Section 280G of the Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Lee in connection with a "Change in Control" would be subject to the excise tax imposed

under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to her.

Jeremy Duffield, M.D. Ph.D., FRCP

Employment Agreement

The employment agreement with Dr. Duffield, or the Duffield Employment Agreement, provided for at-will employment. The agreement also set forth his initial base salary, initial annual target bonus and eligibility to participate in our benefit plans generally.

Separation Agreement

In July 2025, Dr. Duffield entered into a Separation Agreement with us, or the Duffield Separation Agreement, pursuant to which Dr. Duffield is entitled to receive certain severance benefits in accordance with the terms of the Duffield Employment Agreement.

Pursuant to the Duffield Separation Agreement, in exchange for, among other things, a release of claims, reaffirmation of applicable restrictive covenants, and a one-year noncompetition agreement, Dr. Duffield is entitled to (i) an amount equal to the sum of (A) nine months of his then-current base salary plus (B) 0.75 his target bonus (as defined in the Duffield Employment Agreement) for 2025, to be paid out in substantially equal installments in accordance with our payroll practices over a period of nine months, (ii) subject to his copayment of premium amounts at the applicable active employees' rate and his proper election to receive COBRA health coverage, payment of the portion of the premium equal to the amount we would have paid to provide health insurance had he remained employed by us until the earliest of (A) 12 months following his termination, (B) his eligibility for group medical plan benefits under any other employer's group medical plan or (C) the end of his COBRA health continuation period.

The Duffield Separation Agreement also provides that his service relationship for the purposes of vesting in any of the Company's outstanding unvested stock options ends on the later of (i) the date his employment terminated, or (ii) the termination of a consulting agreement entered into between Dr. Duffield and us in July 2025, or the Duffield Consulting Agreement. The Duffield Separation Agreement further provides that upon the termination of the Duffield Consulting Agreement, any and all stock options held by him that are outstanding and vested shall be exercisable until the date that is four months following the termination of the Duffield Consulting Agreement. In July 2025, our compensation committee approved an extension of the post-termination exercise period for such options until 12 months following the termination of the Duffield Consulting Agreement.

Consulting Agreement

In July 2025, Dr. Duffield entered into the Duffield Consulting Agreement with us, pursuant to which Dr. Duffield will provide advice and assistance in the area of his expertise. In exchange, we agree to pay Dr. Duffield an hourly rate of $600 and reimburse him for any pre-approved actual expenses incurred. The Duffield Consulting Agreement will continue until March 31, 2026, unless (i) earlier terminated by one of the parties or (ii) extended upon mutual written agreement of the parties.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders			
Stock options (1) (2)	17,966,867	$ 3.76	7,891,263
2022 Employee Stock Purchase Plan (3) (4)	—	—	1,522,025
Equity compensation plans not approved by security holders	—	—	—
Total	17,966,867	$ 3.76	9,413,288

(1) Number of shares to be issued pursuant to outstanding options includes 15,637,303 time-based stock options with a weighted-average exercise price of $3.76 outstanding under our 2019 Plan and our 2022 Plan, 2,029,564 performance-based stock options with a weighted-average exercise price of $4.10 under our 2019 Plan and our 2022 Plan, and 300,000 market-based stock options with a weighted-average exercise price of $1.34 under our 2022 Plan.

(2) Shares of our common stock available for future issuance as of December 31, 2025 pursuant to the 2022 Plan excludes the 9,025,700 shares that were added to the plan as a result of the automatic annual increase on January 1, 2026. The 2022 Plan provides that the number of shares reserved and available for issuance under the 2022 Plan will automatically increase on January 1, 2023 and each January 1 thereafter, by five percent of the outstanding number of shares of common stock on the immediately preceding December 31 or such lesser number of shares as determined by the compensation committee. The Company no longer makes grants under the 2019 Plan. The shares of common stock underlying any awards under the 2022 Plan and the 2019 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2022 Plan.

(3) Number of securities to be issued upon exercise of outstanding options, warrants and rights excludes purchase rights accruing under the 2022 Employee Stock Purchase Plan, as amended from time to time, or the 2022 ESPP, because the purchase rights (and, therefore, the number of shares to be purchased) will not be determined until the end of the offering period, which will occur after December 31, 2025.

(4) Shares of our common stock available for future issuance as of December 31, 2025 pursuant to the 2022 ESPP includes shares that are expected to be issued at the close of the ESPP offering period that was ongoing at December 31, 2025, as the exact number of shares to be issued will not be known until the end of the offering period, which will occur after December 31, 2025. The 2022 ESPP provides that the number of shares common stock that may be issued under the 2022 ESPP plan shall cumulatively increase beginning on January 1, 2023 and each January 1 thereafter through January 1, 2032, by the least of (i) 971,350 shares of common stock, (ii) one percent of the outstanding number of shares of common stock on the immediately preceding December 31 or (iii) such number of shares of common stock as determined by the administrator of the 2022 ESPP. The Company did not add shares to the 2022 ESPP on January 1, 2026.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of February 12, 2026, unless otherwise indicated, regarding the beneficial ownership of our common stock for (i) stockholders who beneficially owned more than 5% of our common stock, (ii) each of our directors and NEOs, and (iii) all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

In computing the number of shares beneficially owned by an individual or entity, shares of common stock subject to options, warrants, restricted stock units or other rights held by such person that are currently exercisable or have vested or that will become exercisable or will have vested within 60 days of February 12, 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. On February 12, 2026, there were 180,551,436 shares of our common stock outstanding. Unless noted otherwise, the address of all listed stockholders is c/o Prime Medicine, Inc., 60 First Street, Cambridge, MA 02141.

	Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Stockholders		
David Liu (1)	20,334,460	11.26 %
Entities affiliated with ARCH Venture Partners (2)	18,486,894	10.24 %
Entities affiliated with GV (3)	16,562,498	9.17 %
Bristol-Myers Squibb Company (4)	11,006,163	6.10 %
Directors and Named Executive Officers		
Allan Reine (5)	774,479	*
Keith Gottesdiener (6)	5,363,130	2.97 %
Ann Lee (7)	1,128,242	*
Jeremy Duffield (8)	1,285,577	*
Thomas Cahill (9)	84,062	*
Wendy Chung (9)	106,578	*
Kaye Foster (9)	106,578	*
Michael Kelly (9)	106,578	*
Jeffrey Marrazzo (9)	564,666	*
Robert Nelsen (2) (10)	18,587,036	10.29 %
David Schenkein (9)	84,062	*
All executive officers and directors as a group (11 persons)	28,190,988	15.61 %

* Less than one percent.

(1) Consists of: (a) 20,240,945 shares of common stock, and (b) 93,515 shares of common stock underlying options exercisable within 60 days of February 12, 2026.

(2) Information herein is based on Schedule 13D/A filed with the SEC on August 11, 2025 by (1) ARCH Venture Fund X, L.P., or AVF X, (2) ARCH Venture Partners X, L.P., or AVP X LP, which is the sole general partner of AVF X, (3) ARCH Venture Partners X, LLC, or AVP X LLC, which is the sole general partner of AVP X LP and AVP X Overage LP (defined below), (4) ARCH Venture Fund X Overage, L.P., or AVF X Overage, (5) ARCH Venture Partners X Overage, L.P., or AVP X Overage LP, which is the sole general partner of AVF X

Overage, (6) ARCH Venture Fund XII, L.P., or AVF XII, (7) ARCH Venture Partners XII, L.P., or AVP XII LP, which is the sole general partner of AVF XII, (8) ARCH Venture Partners XII, LLC, or AVP XII LLC, which is the sole general partner of AVP XII LP, (9) Keith Crandell, or Crandell, (10) Robert Nelsen, or Nelsen, a member of our board of directors, (11) Kristina Burow, or Burow, and (12) Steven Gillis, or Gillis", and together with Nelsen, Crandell and Burow, referred to individually as "Committee Member or collectively as either the "AVP X Investment Committee Members" or the "AVP XII Investment Committee Members. Each of the individuals and entities above shall be referred to herein as an "ARCH Reporting Person" and collectively as the "ARCH Reporting Persons." AVP X LP and AVP X Overage LP may be deemed to beneficially own the shares held by AVF X and AVF X Overage, respectively; AVP X LLC may be deemed to beneficially own the shares held by AVF X; AVP XII LP may be deemed to beneficially own the shares held by AVF XII; AVP XII LLC may be deemed to beneficially own the shares held by AVF XII; and each of the Committee Members may be deemed to share the power to direct the disposition and vote of the shares held by AVF X, AVF X Overage and AVF XII. The ARCH Reporting Persons each disclaims beneficial ownership except to any pecuniary interest therein.

Consists of: (a) 6,128,297 shares of common stock held by AVF X, (b) 6,128,297 shares of common stock held by AVF X Overage, and (c) 6,230,300 shares of common stock held by AVF XII.

The address of all entities and individuals referenced in this footnote is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

(3) Information herein is based on Schedule 13G/A filed with the SEC on November 12, 2025 by GV 2019, L.P., GV 2019 GP, L.P., GV 2019 GP, L.L.C., GV 2021, L.P., GV 2021 GP, L.P., GV 2021 GP, L.L.C., GV 2023, L.P., GV 2023 GP, L.P., GV 2023 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc. and Alphabet Inc. Consists of: (a) 10,100,058 shares of common stock held by GV 2019, L.P., or GV 2019, (b) 3,262,440 shares of common stock held by GV 2021, L.P., or GV 2021, and (c) 3,200,000 shares of common stock held by GV 2023, L.P., or GV 2023.

The general partner of the GV 2019, L.P., or the 2019 Partnership, is GV 2019 GP, L.P., or 2019 GP. The general partner of 2019 GP is GV 2019 GP, L.L.C., or 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings LLC, or Alphabet Holdings. The sole member of Alphabet Holdings is XXVI Holdings Inc., or XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the 2019 Partnership Affiliates. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

The general partner of the GV 2021, L.P., or the 2021 Partnership is GV 2021 GP, L.P., or 2021 GP. The general partner of 2021 GP is GV 2021 GP, L.L.C., or 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI may be referred to as the 2021 Partnership Affiliates). Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.

The general partner of the GV 2023, L.P., or the 2023 Partnership is GV 2023 GP, L.P., or 2023 GP. The general partner of 2023 GP is GV 2023 GP, L.L.C., or 2023 LLC. The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2023 GP, 2023 LLC, Alphabet Holdings, and XXVI may be referred to as the 2023 Partnership Affiliates. Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.

The principal business address for all entities referenced in this footnote is 1600 Amphitheatre Parkway, Mountain View, CA 94043.

(4) Information herein is based on Schedule 13G filed with the SEC on October 4, 2024 by BMS. The address of BMS is Route 206 & Province Line Road, Princeton, NJ 08543.

(5) Consists of: (a) 125,000 shares of common stock held by Dr. Reine, and (b) 649,479 shares of common stock underlying options exercisable within 60 days of February 12, 2026.

(6) Information herein is based solely on Form 4 filed with the SEC on October 10, 2024 by the Company on behalf of Dr. Gottesdiener and on the Company's records. Dr. Gottesdiener shareholdings consists of: (a) 2,310,837 shares of common stock held by Dr. Gottesdiener, (b) 50,241 shares of common stock held by Dr. Gottesdiener's spouse, (c) 682,259 shares of common stock held by the Coolidge GST Trust-2022, or the Coolidge Trust Shares, and (d) 1,317,741 shares of common stock held by the Gottesdiener Family GST Trust, or the Gottesdiener Family Trust Shares. Dr. Gottesdiener disclaims beneficial ownership of the Coolidge Trust Shares and the Gottesdiener Family Trust Shares. In addition, this is also inclusive of 1,002,052 shares of common stock underlying options exercisable within 60 days of February 12, 2026.

(7) Consists of: (a) 100,000 shares of common stock held by Dr. Lee, and (b) 1,028,242 shares of common stock underlying options exercisable within 60 days of February 12, 2026.

(8) Information herein is based solely on Form 4 filed with the SEC on October 19, 2022 by the Company on behalf of Dr. Duffield and on the Company's records. Dr. Duffield directly holds 965,001 shares of common stock. In addition, this is also inclusive of 320,576 shares of common stock underlying options exercisable within 60 days of February 12, 2026.

(9) Consists entirely of shares of common stock underlying options exercisable within 60 days of February 12, 2026.

(10) Consists of: (a) 84,062 shares of common stock underlying options exercisable within 60 days of February 12, 2026 and (b) 16,080 shares of common stock held by a trust for the benefit of Mr. Nelsen's family members.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Other than the compensation arrangements for our NEOs and our directors described in Item 11, *Executive Compensation*, of this Annual Report on Form 10-K, set forth below is a description of transactions or series of transactions since January 1, 2024, to which we were or will be a party, and in which:

- the amount involved in the transaction exceeds, or will exceed, $120,000 (or, if less, 1% of the average of our total asset amounts at December 31, 2024 and 2025); and

- in which any of our executive officers, directors or holder of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Participation in our Follow-on Public Offerings

Our 5% stockholders, their affiliates, and certain affiliated entities affiliated with our directors purchased an aggregate of (i) 7,200,000 shares of our common stock in our follow-on public offering in February 2024 at the public offering price, and (ii) an aggregate of 4,545,455 shares of our common stock in our follow-on public offering in August 2025 at the public offering price. The following table sets forth the number of shares of our common stock purchased by our 5% stockholders, their affiliates, and certain affiliated entities affiliated with our directors and the aggregate purchase price paid for such shares.

Stockholder(1)	Shares of common stock	Total purchase price
February 2024 follow-on public offering		
GV 2023, L.P. (2)	3,200,000	$ 20,000,000
Entities affiliated with ARCH Venture Partners (3)	3,200,000	$ 20,000,000
Newpath Partners, L.P. (4)	800,000	$ 5,000,000
August 2025 follow-on public offering		
Entities affiliated with ARCH Venture Partners (3)	3,030,303	$ 9,999,990
GV 2021, L.P. (2)	1,515,152	$ 5,000,002

(1) Additional details regarding certain of these investors and their equity holdings are provided in Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, of this Annual Report on Form 10-K.

(2) David Schenkein serves as a member of our board of directors and is an affiliate of GV, of which GV 2021, L.P. and GV 2023, L.P. are affiliated funds. Entities affiliated with GV collectively hold more than five percent of our voting securities.

(3) Robert Nelsen serves as a member of our board of directors and is an affiliate of ARCH Venture Partners, of which ARCH Venture Fund X Overage, L.P., ARCH Venture Fund X, L.P., and ARCH Venture Fund XII, L.P. are affiliated funds. Entities affiliated with ARCH Venture Partners collectively hold more than five percent of our voting securities.

(4) Thomas Cahill serves as a member of our board of directors and is an affiliate of Newpath Partners, of which Newpath Partners, L.P. is an affiliated fund.

Agreements with BMS

Research Collaboration and License Agreement

In September 2024, we entered into the BMS Collaboration Agreement with Juno. BMS became a beneficial owner of more than 5% of our voting securities as a result of this transaction. Pursuant to the BMS Collaboration Agreement, we granted to BMS an exclusive worldwide license to certain Prime Editing technology for developing, manufacturing and commercializing *ex vivo* T-cell therapeutic products directed to select targets. Under the BMS Collaboration Agreement, we received a $55.0 million upfront payment and received a $55.0 million equity

investment from BMS (as described below). We are also eligible to receive more than $3.5 billion in milestones, including up to $185.0 million in preclinical milestones, up to $1.2 billion in development milestones, and up to $2.1 billion in commercialization milestones, along with royalties on net sales.

Unless earlier terminated, the term of the BMS Collaboration Agreement continues until expiration of the last royalty term for the applicable product in the applicable country. The BMS Collaboration Agreement is subject to customary termination provisions, including termination by a party for the other party's uncured, material breach.

Stock Purchase Agreement

In September 2024, we entered into a stock purchase agreement with BMS, or the BMS Purchase Agreement, pursuant to which we agreed to issue and sell, and BMS agreed to purchase, 11,006,163 shares of our common stock, or the BMS Shares, for an aggregate purchase price of $55.0 million pursuant to the terms and conditions thereof. Pursuant to the terms of the BMS Purchase Agreement, BMS has agreed not to, directly or indirectly, sell or transfer any of the BMS Shares until September 30, 2027 subject to specified conditions and exceptions. In addition, we agreed, among other things, to file with the SEC a registration statement covering the resale of the BMS Shares and to use commercially reasonable efforts to cause such registration statement to become effective on or prior to ninety (90) calendar days after closing. We filed the registration statement on Form S-3 covering the resale of the BMS Shares with the SEC on December 13, 2024, which became effective on December 20, 2024.

We have also agreed to customary indemnification obligations under the BMS Purchase Agreement.

Advisory Services Agreement with Jeffrey Marrazzo

Pursuant to an advisory services agreement with Jeffrey Marrazzo, a member of our board of directors, or the Marrazzo Agreement, dated February 29, 2024, Mr. Marrazzo agreed to provide certain professional services to the Company separate from and in addition to his service as a member of our board of directors, and we agreed to pay Mr. Marrazzo an annual fee of $50,000 per year in addition to the grant of an option to purchase 250,000 shares of the Company's common stock.

The Marrazzo Agreement expired in February 2025. From January 1, 2024 through the termination date, we paid Mr. Marrazzo $50,000 and granted Mr. Marrazzo 250,000 stock options under the Marrazzo Agreement.

Executive Chair Agreement with Jeffrey Marrazzo

Pursuant to an executive chair agreement with Jeffrey Marrazzo, a member of our board of directors, or the Executive Chair Agreement, dated May 19, 2025, Mr. Marrazzo agreed to provide services as the executive chair of our board of directors, and we agreed to pay Mr. Marrazzo an annual fee of $100,000 per year in addition to the grant of options to purchase a total of 1,000,000 shares of the Company's common stock consisting of (i) a time-based option to purchase 500,000 shares, (ii) a performance-based option to purchase 200,000 shares, and (iii) a stock price-based option to purchase 300,000 shares.

The Executive Chair Agreement will continue indefinitely until terminated in accordance with its terms. If the Executive Chair Agreement is terminated between six-months and one-year of its effective date, a minimum of 250,000 shares subject to the time-based option will vest.

In the event of a Sale Event (as defined in the 2022 Plan), all of the then-outstanding and unvested portions of the time-based option, 50% of the then-outstanding and unvested portions of the performance-based option, and any of the then-outstanding and unvested portions of the stock price-based option for which the applicable stock-price milestone has been satisfied in connection with the Sale Event, will become vested and exercisable.

Settlement Agreement with Myeloid

In December 2021, we entered into a research collaboration and exclusive option agreement, or the Myeloid Collaboration Agreement, with Myeloid, during which time we and Myeloid had one common board member, Dr. Cahill, who is also an affiliate of Newpath Partners, L.P. and holds more than 30% of Myeloid's voting securities. In 2023, we terminated the Myeloid Collaboration Agreement.

In January 2024, we entered into a settlement agreement, or the Settlement Agreement, with Myeloid resolving two arbitration proceedings. Under the terms of the Settlement Agreement, the parties agreed to resolve and settle all

disputes between the parties and release all claims between them relating to the Myeloid Collaboration Agreement and the arbitrations in exchange for our payment to Myeloid of $13.5 million, certain mutual covenants, and other consideration. Accordingly, for the year ended December 31, 2023, we recorded a charge of $13.5 million, and paid the $13.5 million during the year ended December 31, 2024.

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our board of directors or our executive officer to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of 5 percent or more of our voting securities and their affiliates, each a related party. The material facts as to the related party's relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when stockholders were entitled to vote on a transaction with a related party, the material facts of the related party's relationship or interest in the transaction were disclosed to the stockholders, who were obligated to approve the transaction in good faith.

We adopted a written related party transactions policy that provides that such transactions must be approved by our audit committee. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. In reviewing any such proposal, our audit committee or other committee of independent directors are to consider the relevant facts of the transaction, including the risks, costs and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5 percent beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Director Independence

Our common stock is listed on the Nasdaq Global Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company's board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such

company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In February of 2026, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except Allan Reine and Jeffrey Marrazzo, are independent directors, including for purposes of Nasdaq and the SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. We believe that the composition and functioning of our board of directors and each of our committees complies with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships between or among any of our executive officers and directors. The principal occupation and employment during the past five years of each of our directors was carried on, in each case except as specifically identified, with a corporation or organization that is not a parent, subsidiary or other affiliate of us. There is no arrangement or understanding between any of our directors and any other person or persons pursuant to which he or she is to be selected as a director.

There are no material legal proceedings to which any of our directors, executive officers, or affiliates is a party adverse to us or our subsidiary or in which any such person has a material interest adverse to us or our subsidiary.

Item 14. Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, or PwC, served as independent registered public accounting firm for our Company with respect to the audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2025 The aggregate fees billed by categories of services are as follows for each of the years ended December 31:

Fee Category		2025		2024
Audit Fees (1)	$	970,000	$	1,092,000
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees (2)		2,125		2,125
Total Fees	$	972,125	$	1,094,125

(1) "Audit Fees" consist of fees billed for professional services performed by PwC for the audit of our annual consolidated financial statements, the review of interim consolidated financial statements, review of the registration statement on Form S-3 and Form S-8, comfort letters issued for financing, and related services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) All other fees consist of database subscription fees.

Pre-Approval by Audit Committee of Principal Accountant Services

Our audit committee (or a subcommittee delegated to it by the audit committee) approves in advance all services proposed to be performed for our Company or its subsidiaries by any independent registered public accounting firm that performs (or proposes to perform) audit, review or attest services for our Company or its subsidiaries.

Item 15. Exhibits and Financial Statement Schedules

(1) Financial Statements

For a list of the financial statements included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, incorporated into this Item by reference.

(2) Financial Statement Schedules

Schedules have been omitted since they are either not required or not applicable or the information is otherwise included herein.

(3) Exhibits

Exhibit number	Description of exhibit
3.1	Third Amended and Restated Certificate of Incorporation of Prime Medicine, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on October 24, 2022)
3.2	Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of Prime Medicine, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on June 12, 2024).
3.3	Second Amended and Restated Bylaws of Prime Medicine, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on May 21, 2024).
4.1	Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, dated April 20, 2021 (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
4.3	Description of Securities (incorporated by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K, filed with the SEC on March 9, 2023)
10.1#	2019 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.2#	2022 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.3#	2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.4#	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.23 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.5#	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.6#	Second Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2025)
10.7#	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.6 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.8#	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.7 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)

Exhibit number	Description of exhibit
10.9#	Amended and Restated Employment Agreement, dated July 7, 2022, between the Registrant and Keith Gottesdiener (incorporated by reference to Exhibit 10.8 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.10#	Amended and Restated Employment Agreement, dated July 7, 2022, between the Registrant and Carman Alenson (incorporated by reference to Exhibit 10.11 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579), filed with the SEC on October 17, 2022)
10.11#	Amended and Restated Employment Agreement, dated July 11, 2022, between the Registrant and Ann Lee (incorporated by reference to Exhibit 10.10 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.12#	Amended and Restated Employment Agreement, dated July 20, 2022, between the Registrant and Jeremy Duffield (incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.13#	Amendment No. 1 to Amended and Restated Employment Agreement, dated July 6, 2023, between Registrant and Keith Gottesdiener (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2023).
10.14#	Employment Agreement, effective as of January 17, 2024, between the Registrant and Allan Reine (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on January 5, 2024)
10.15#	Separation Agreement, dated May 18, 2025, between the Registrant and Keith Gottesdiener (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025)
10.16#	Consulting Agreement, dated May 18, 2025, between the Registrant and KMG Strategic Consulting LLC (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025)
10.17#	Amended and Restated Employment Agreement, effective May 19, 2025, between the Registrant and Allan Reine (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025)
10.18#	Consulting Agreement, dated July 15, 2025, between the Registrant and Jeremy Duffield (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025)
10.19#	Separation Agreement, dated July 17, 2025, between the Registrant and Jeremy Duffield (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025)
10.20†	Collaboration and License Agreement, dated September 26, 2019, between Beam Therapeutics Inc. and the Registrant (incorporated by reference to Exhibit 10.13 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.21†	License Agreement, dated September 26, 2019, between The Broad Institute, Inc. and the Registrant, as amended (incorporated by reference to Exhibit 10.14 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.22†	Amendment No. 1 to License Agreement, dated May 5, 2020, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.15 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.23†	Amendment No. 2 to License Agreement, dated February 18, 2021, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.16 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.24†	Amendment No. 3 to License Agreement, dated December 22, 2022, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K, filed with the SEC on March 9, 2023)
10.25†	Side Letter No. 1 to License Agreement, dated September 27, 2024, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024)
10.26†	License Agreement, dated December 22, 2022, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K, filed with the SEC on March 9, 2023)

Exhibit number	Description of exhibit
10.27†	Pledge from Prime Medicine, amended and restated August 2022, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.17 of the Registrant's Registration Statement on Form S-1/A (File No. 333-267579) filed with the SEC on October 17, 2022)
10.28†	Amendment No. 4 to License Agreement, dated September 11, 2025, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2025)
10.29†	Amendment No. 5 to License Agreement, dated September 11, 2025, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2025)
10.30†	Side Letter No. 2 to License Agreement, dated September 11, 2025, between The Broad Institute, Inc. and the Registrant (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Reporting on Form 10-Q filed with the SEC on November 7, 2025)
10.31	Lease Agreement, dated as of November 22, 2021, between NW Cambridge Property Owner, LLC and the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2023)
10.32+†	Securities Purchase Agreement, dated September 28, 2024, by and between Juno Therapeutics, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2024)
10.33+†	Research Collaboration and License Agreement, dated September 28, 2024, by and between Juno Therapeutics, Inc. and the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024)
19.1*†	Prime Medicine, Inc. Second Amended and Restated Insider Trading Policy
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Prime Medicine, Inc. Compensation Recovery Policy, dated September 15, 2023 (incorporated by reference to Exhibit 97.1 of the Registrant's Annual Report on Form 10-K, filed with the SEC on March 1, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_____

* Filed herewith.

** The certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

\# Indicates a management contract or any compensatory plan, contract or arrangement.

† Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

+ Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(a)(5) and (6) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prime Medicine, Inc.

March 3, 2026   By: /s/ Allan Reine
                                                     Allan Reine
                                                     Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Each person whose individual signature appears below hereby authorizes and appoints Allan Reine and Carman Alenson, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Allan Reine Allan Reine	Chief Financial Officer (Principal Executive Officer and Principal Financial Officer)	March 3, 2026
/s/ Carman Alenson Carman Alenson	Chief Accounting Officer (Principal Accounting Officer)	March 3, 2026
/s/ Thomas Cahill Thomas Cahill	Director	March 3, 2026
/s/ Wendy Chung Wendy Chung	Director	March 3, 2026
/s/ Kaye Foster Kaye Foster	Director	March 3, 2026
/s/ Michael Kelly Michael Kelly	Director	March 3, 2026
/s/ Jeff Marrazzo Jeff Marrazzo	Director	March 3, 2026
/s/ Robert Nelsen Robert Nelsen	Director	March 3, 2026
/s/ David Schenkein David Schenkein	Director	March 3, 2026

PRIME MEDICINE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Prime Medicine, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Prime Medicine, Inc. and its subsidiary (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2026

We have served as the Company's auditor since 2021.

PRIME MEDICINE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	63,032	$	182,476
Short-term investments		114,648		2,998
Short-term investment — related party		—		4,968
Prepaid expenses		2,939		6,777
Other current assets		674		14,667
Total current assets		181,293		211,886
Property and equipment, net		20,572		24,404
Operating lease right-of-use assets		126,177		47,156
Restricted cash		13,691		14,062
Other assets		1,000		—
Total assets	$	342,733	$	297,508
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	8,887	$	11,351
Accrued expenses and other current liabilities		12,600		15,904
Deferred revenue — related party		7,824		7,092
Operating lease liability		8,137		3,614
Total current liabilities		37,448		37,961
Deferred revenue, net of current — related party		58,127		63,218
Operating lease liability, net of current		108,290		37,180
Research and development funding liability		18,000		6,000
Total liabilities		221,865		144,359
Commitments and contingencies (Note 12)				
Stockholders' equity				
Common stock, par value of $0.00001 per share; 775,000,000 shares authorized; 180,514,014 and 131,160,842 shares issued and outstanding as of December 31, 2025 and 2024, respectively		2		2
Additional paid-in capital		1,009,138		840,358
Accumulated other comprehensive income		82		1
Accumulated deficit		(888,354)		(687,212)
Total stockholders' equity		120,868		153,149
Total liabilities and stockholders' equity	$	342,733	$	297,508

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended December 31,		
(in thousands, except share and per share amounts)		2025		2024
Revenue:				
Collaboration revenue — related party	$	4,586	$	1,609
Collaboration revenue		46		1,374
Total revenue		4,632		2,983
Operating expenses:				
Research and development		160,636		155,289
General and administrative		52,346		50,161
Total operating expenses		212,982		205,450
Loss from operations		(208,350)		(202,467)
Other income:				
Interest income		4,149		3,522
Accretion (amortization) of investments		2,479		3,507
Change in fair value of short-term investment — related party		432		(485)
Other income, net		148		41
Total other income, net		7,208		6,585
Net loss attributable to common stockholders	$	(201,142)	$	(195,882)
Net loss per share attributable to common stockholders, basic and diluted	$	(1.35)	$	(1.65)
Weighted-average common shares outstanding, basic and diluted		148,758,527		118,600,381
Comprehensive loss:				
Net loss	$	(201,142)	$	(195,882)
Change in unrealized loss on investments, net of tax		81		16
Comprehensive loss	$	(201,061)	$	(195,866)

The accompanying notes are an integral part of these consolidated financial statements.

PRIME MEDICINE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share amounts)	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2023	97,377,121	$ 2	$ 624,414	$ (15)	$ (491,330)	$ 133,071
Issuance of common stock from public offering, net of issuance costs of $8.9 million	22,560,001	—	132,055	—	—	132,055
Issuance of pre-funded warrants, net of issuance costs of $1.2 million	—	—	18,800	—	—	18,800
Issuance of common stock under the Securities Purchase Agreement to BMS — related party (Note 9)	11,006,163	—	38,081	—	—	38,081
Issuances of common stock under the employee stock purchase plan	189,509	—	837	—	—	837
Issuances of common stock upon exercise of stock options	28,048	—	103	—	—	103
Stock-based compensation expense	—	—	26,068	—	—	26,068
Change in unrealized loss on investments, net of tax	—	—	—	16	—	16
Net loss	—	—	—	—	(195,882)	(195,882)
Balances at December 31, 2024	131,160,842	$ 2	$ 840,358	$ 1	$ (687,212)	$ 153,149
Issuance of common stock from public offering, net of issuance costs of $5.8 million	43,700,000	—	138,390	—	—	138,390
Issuance of restricted stock units	2,000,000	—	—	—	—	—
Exercise of pre-funded warrants	3,199,984	—	—	—	—	—
Issuance of common stock under the employee stock purchase plan	231,166	—	341	—	—	341
Issuance of common stock upon exercise of stock options	222,022	—	781	—	—	781
Stock-based compensation expense	—	—	29,268	—	—	29,268
Change in unrealized loss on investments, net of tax	—	—	—	81	—	81
Net loss	—	—	—	—	(201,142)	(201,142)
Balances at December 31, 2025	180,514,014	$ 2	$ 1,009,138	$ 82	$ (888,354)	$ 120,868

The accompanying notes are an integral part of these consolidated financial statements.

PRIME MEDICINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
(in thousands)	2025	2024
Cash flows used in operating activities:		
Net loss	$ (201,142)	$ (195,882)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	29,268	26,068
Non cash lease expense	9,698	12,355
Depreciation expense	7,321	6,128
Change in fair value of short-term investment — related party	(432)	484
Amortization of premiums and discount on short-term investments	(1,937)	(3,094)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	4,545	(15,859)
Accounts payable	996	(5,257)
Accrued expenses and other current liabilities	(1,160)	1,843
Accrued settlement payment — related party	—	(13,500)
Deferred revenue — related party	(4,359)	70,310
Lease liability	(5,362)	(6,461)
Net cash used in operating activities	(162,564)	(122,865)
Cash flows (used in) provided by investing activities:		
Maturities of investments	95,781	204,200
Sales of investments — related party	5,400	—
Purchases of investments	(205,413)	(129,449)
Purchases of property and equipment	(4,531)	(7,294)
Return (payment) of security deposit	—	1,000
Net cash (used in) provided by investing activities	(108,763)	68,457
Cash flows provided by financing activities:		
Proceeds from follow-on offering, net of issuance costs	138,390	132,055
Proceeds from research and development funding liability	12,000	6,000
Net proceeds from stock option exercises	781	103
Proceeds from ESPP offerings	341	837
Proceeds from issuance of common stock under the BMS Securities Purchase Agreement — related party	—	38,081
Proceeds from issuance of pre-funded warrants, net of issuance costs	—	18,800
Net cash provided by financing activities	151,512	195,876
Net change in cash, cash equivalents, and restricted cash	(119,815)	141,468
Cash, cash equivalents, and restricted cash at beginning of period	196,538	55,070
Cash, cash equivalents, and restricted cash at end of period	$ 76,723	$ 196,538

The accompanying notes are an integral part of these consolidated financial statements.

PRIME MEDICINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)		Year Ended December 31,		
		2025		2024
Reconciliation of cash, cash equivalents and restricted cash:				
Cash, cash equivalents, and restricted cash at end of period	$	76,723	$	196,538
Less: restricted cash		13,691		14,062
Total cash, and cash equivalents	$	63,032	$	182,476
Supplemental cash flow information:				
Right-of-use assets obtained in exchange for new operating lease liabilities	$	83,757	$	44,935
Decrease in right-of-use assets due to lease termination	$	3,120	$	—
Increase in right-of-use assets upon settlement with landlord	$	10,911	$	—
Supplemental disclosure of non-cash investing and financing activities:				
Purchases of property and equipment included in accounts payable and accrued expenses	$	114	$	1,154

The accompanying notes are an integral part of these consolidated financial statements.

PRIME MEDICINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Nature of the Business and Basis of Presentation

Prime Medicine, Inc., together with its consolidated subsidiary, or the Company, is a biotechnology company committed to delivering a new class of differentiated one-time curative treatments. The Company is deploying Prime Editing technology, which it believes is a versatile, precise, and efficient gene editing technology. The Company was incorporated in the State of Delaware in September 2019. Its principal offices are in Cambridge, Massachusetts.

Liquidity and Capital Resources

Since its inception, the Company has devoted substantially all of its resources to building its Prime editing platform and advancing development of its portfolio of programs, establishing and protecting its intellectual property, conducting research and development activities, organizing and staffing the company, business planning, raising capital and providing general and administrative support for these operations. To date, the Company has funded its operations primarily with proceeds from sales of preferred stock, public offerings of its common stock, and through payments from our collaboration partners.

In August 2025, the Company issued and sold 43,700,000 shares of its common stock, including 5,700,000 shares pursuant to the exercise of the underwriters' option to purchase additional shares, at a price to the public of $3.30 per share. As a result of the offering, the Company received approximately $138.4 million in net proceeds, after deducting underwriting discounts, commissions and offering costs of $5.8 million.

Since its inception, the Company has incurred substantial losses. As of December 31, 2025, the Company had an accumulated deficit of $888.4 million and expects to generate operating losses and negative operating cash flows for the foreseeable future. As of December 31, 2025, the Company maintains cash, cash equivalents, short-term investments, and related party short-term investments of $177.7 million.

Going Concern

In accordance with Accounting Standards Codification, or ASC, 205-40, *Going Concern*, or ASC 205-40, the Company evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date on which this Annual Report on Form 10-K is filed. Based on the Company's cash, cash equivalents, and short-term investments as of December 31, 2025, the Company's current and forecasted level of operations, and its forecasted cash flows, the Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to provide for the Company's capital requirements through financing or other transactions, and selling shares under the Company's "at the market offering" program. There can be no assurance that the Company will be able to raise additional capital to fund operations with terms acceptable to the Company, or at all. Because certain elements of management's plans to mitigate the conditions that raised substantial doubt about the Company's ability to continue as a going concern are outside of the Company's control, including the ability to raise capital through an equity or other financing, those elements cannot be considered probable according to ASC 205-40, and therefore cannot be considered in the evaluation of mitigating factors. As a result, management has concluded that substantial doubt exists about the Company's ability to continue as a going concern for 12 months from the date these consolidated financial statements are issued.

The consolidated financial statements as of December 31, 2025 have been prepared under the assumption that the Company will continue as a going concern for the next 12 months and that contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company's ability to continue as a going concern is dependent upon its uncertain ability to obtain additional capital, reduce expenditures and/or execute on its business plan. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early stage companies in the biotechnology industry, including, but not limited to, completing preclinical studies and clinical trials, obtaining regulatory approval for product candidates, market acceptance of products, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, and the ability to raise additional capital to fund operations. The Company's product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company's development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company will need to raise additional capital to support its continuing operations and to pursue its growth strategy. Until such time as the Company can generate significant revenue from product sales, if ever, it expects to finance its operations through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances, licensing or other arrangements with third parties, or other similar transactions. The Company may be unable to raise additional capital or enter into such other agreements when needed on favorable terms or at all. The inability to raise capital as and when needed would have a negative impact on the Company's financial condition and its ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability, and it may never do so.

Basis of Presentation

The accompanying consolidated financial statements reflect the operations of the Company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, or GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the ASC and Accounting Standards Updates, or ASU of the Financial Accounting Standards Board, or FASB.

Principles of Consolidation

The Company's consolidated financial statements include the accounts of Prime Medicine, Inc. and its wholly owned subsidiary, Prime Medicine Securities Corp., a Massachusetts securities corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected within these consolidated financial statements include, but are not limited to, the valuation of the Company's stock-based awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Actual results may differ materially from those estimates or assumptions.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and restricted cash. Under its investment policy, the Company invests in U.S. Treasury, government securities, and corporate debt and maintains its cash and cash equivalents at high-

quality and accredited financial institutions in amounts that could exceed federally insured limits. Cash equivalents are invested in money market funds. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of initial purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of letters of credit that are required to be maintained in connection with the Company's lease arrangements.

Short-term Investments and Related Party Short-Term Investment

The Company's short-term investments consist of investments in securities with remaining maturities beyond three months at the date of purchase and one year or less from the balance sheet date. The Company classifies its investments as available-for-sale and carries them at fair market value. The unrealized losses on the Company's available-for-sale debt securities are recorded in other comprehensive loss in the consolidated statements of operations and comprehensive loss.

Short-term debt securities are considered impaired when a decline in fair value is judged to be other-than-temporary. The Company consults with its investment managers and considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments on a quarterly basis. If the cost of an individual investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost and its intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge will be recorded to other income (expense), net, in the consolidated statements of operations and comprehensive loss.

The Company's short-term investment — related party was obtained from the collaboration agreement with Beam Therapeutics, Inc., or Beam, which is a public company trading on the Nasdaq Exchange. At each reporting date, the Company recognizes the fair value of the short-term investment — related party on the consolidated balance sheets. Unrealized and realized gains and losses on the Company's equity investment is included as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. The costs of debt and equity securities for purposes of computing realized and unrealized gains and losses is based on the specific identification method.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's cash equivalents and short-term investments are carried at fair value, determined according to the fair value hierarchy described above. The carrying values of the Company's accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Asset Class	Estimated Useful Life
Laboratory equipment	5 years
Furniture and fixtures	5 years
Computer hardware and software	3 years
Leasehold improvements	Shorter of remaining lease term or useful life

Costs for capital assets not yet placed into service are capitalized and are depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance that do not improve or extend the life of the respective assets are charged to expense as incurred.

Leases

The Company accounts for leases in accordance with ASC 842, *Leases*. In accordance with ASC 842, the Company determines if an arrangement is or contains a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the consolidated balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded in the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term. The Company has elected not to recognize leases with terms of 12 months or less.

A lease qualifies as a finance lease if any of the following criteria are met at the inception of the lease: (i) there is a transfer of ownership of the leased asset to the Company by the end of the lease term, (ii) the Company holds an option to purchase the leased asset that it is reasonably certain to exercise, (iii) the lease term is for a major part of the remaining economic life of the leased asset, (iv) the present value of the sum of lease payments equals or exceeds substantially all of the fair value of the leased asset, or (v) the nature of the leased asset is specialized to the point that it is expected to provide the lessor no alternative use at the end of the lease term. All other leases are recorded as operating leases.

The Company enters into contracts that contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Finance and operating lease assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term using the discount rate implicit in the lease. If the rate implicit is not readily determinable, the Company utilizes an estimate of its incremental borrowing rate based upon the available information at the lease commencement date. Operating lease assets are further adjusted for prepaid or accrued lease payments. Operating lease payments are expensed using the straight-line method as an operating expense over the lease term. Certain of the Company's leases include options to extend or terminate the lease. The amounts determined for the Company's right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options. If initially determined that it is not reasonably certain but subsequently the Company

determines that it is reasonably certain to exercise its renewal options or early-termination provisions, the Company would reassess the lease classification, remeasure the lease liability, and adjust the right-of-use asset.

In addition to evaluating arrangement that are leases, the Company examines other contracts with suppliers, vendors and outside parties to identify whether such contracts contain an embedded lease and, as applicable, records such embedded leases in accordance with ASC 842.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment, and operating lease right-of-use assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets.

If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. If such asset group is considered to be impaired, the impairment loss to be recognized is measured based on the excess of the carrying value of the impaired asset group over its fair value.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Company enters into collaboration and licensing agreements with partners under which it may exclusively license rights to research, develop, manufacture, and commercialize product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: (1) non-refundable, upfront fees; (2) equity investment; (3) reimbursement of certain costs; (4) customer option fees for additional goods or services; (5) milestone payments; and (6) royalties on net sales of licensed products.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use its judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the contract term and pattern of satisfaction of the performance obligations under step (v) above. The Company also uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Amounts due to the Company for satisfying the revenue recognition criteria or that are contractually due based upon the terms of the collaboration agreements are recorded as collaboration receivable in the Company's consolidated balance sheet. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue

in the Company's consolidated balance sheets. Deferred revenue expected to be recognized as revenue within 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current.

Milestone payments

At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development expenses may consist of costs incurred in connection with acquired in-process research and development and performing research and development activities, including amounts incurred under agreements with external vendors and consultants engaged to perform preclinical studies and to manufacture research and development materials for use in such studies, salaries and related personnel costs, stock-based compensation, consultant fees, and third-party license fees.

Upfront payments payable by the Company under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed over the maintenance period. Milestone payments payable by the Company under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Nonrefundable advance payments made by the Company for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Acquired In-Process Research and Development

The Company measures and recognizes asset acquisitions or licenses to intellectual property that are not deemed to be business combinations based on the cost to acquire or license the asset or group of assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions or transactions to license intellectual property. In an asset acquisition or license to intellectual property, the cost allocated to acquire in-process research and development with no alternative future use is recognized as research and development expense on the acquisition date.

Upfront and milestone payments made are accrued for and expensed when the achievement of the milestone is probable up to the point of regulatory approval. Milestone payments made upon regulatory approval are capitalized and amortized over the remaining useful life of the related product.

Patent Costs

The Company expenses all patent-related costs incurred in connection with filing and prosecuting patent applications in the period incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the statements of operations and comprehensive loss.

Contingencies

The Company is subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the consolidated balance sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses.

Stock-Based Compensation

The Company measures stock-based awards granted to employees, directors and non-employees based on the fair value of the awards on the date of grant using the Black-Scholes option-pricing model.

The Black-Scholes option pricing model estimates the fair value of the equity award using the expected term, expected volatility, risk-free interest rate, dividend rate, and the fair value of the common stock underlying the stock-based award.

The Company estimates the expected life of stock options using the "simplified" method, whereby, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option. Due to the lack of sufficient company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company, including stage of product development and life science industry focus. The risk-free interest rates for periods within the expected life of the option were based on the U.S. Treasury yield curve in effect during the period the options were granted. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company recognizes forfeitures as they occur. The fair value of the common stock underlying shared based awards is the quoted market price of the Company's common stock on the date of the grant.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the awards for service-based awards, which is generally the vesting period. Stock-based compensation expense is classified in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Warrants

Management assesses warrants under ASC 480, *Distinguishing Liabilities from Equity*, to determine whether they should be classified as equity or liability. If the classification is determined to be equity, proceeds received for the warrants are recorded as an increase to additional paid-in capital in the consolidated balance sheets. If classified as a liability, the Company records the warrant as a liability on its consolidated balance sheet and remeasures this liability to fair value at each reporting date and recognizes changes in the fair value of the warrant liability as a component of other expense in the consolidated statements of operations and comprehensive loss.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only element of other comprehensive loss is unrealized gains and losses on marketable securities.

Net Loss per Share Attributable to Common Stockholders

The Company applies the two-class method when computing net loss per share attributable to common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires loss available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the undistributed earnings as if all loss for the period had been distributed. There is no

allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company. The Company has no participating securities outstanding.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, excluding potentially dilutive common shares and of unvested restricted common stock. Diluted net loss per share attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares.

In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Segment Information

Under ASC 280, *Segment Reporting*, operating segment is a component of a public entity that 1) engages in business activities from which it may recognize revenues and incur expenses, 2) its operating results are regularly reviewed by the entity's chief operating decision maker, or CODM, to make decisions about resource allocation or performance assessment, and 3) its discrete financial information is available. The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions.

Our chief executive officer, who is the CODM, manages and allocates resources to the operations of our company on a total company basis by assessing the overall level of resources available and how to best deploy these resources across functions and research and development projects that are in line with our long-term company-wide strategic goals. In making these decisions, the CODM uses consolidated financial information for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. The CODM performs this assessment based on the Company's consolidated net loss. Through this analysis, the CODM assesses performance by comparing actual net loss verses the budget, and then decides how to allocate resources to invest in the Company's research and development programs. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The following table contains additional information on our consolidated net loss, including significant segment expenses:

| (in thousands) | Year Ended December 31, | |
	2025	2024
Total revenue	$ 4,632	$ 2,983
Operating expenses:		
Research and development expenses		
Personnel expenses	50,661	59,988
Facility related	46,506	35,509
Research costs	35,453	41,678
General and administrative expenses:		
Personnel expenses	23,026	26,569
Other segment items[1]	57,336	41,706
Total operating expenses	212,982	205,450
Total other income, net	7,208	6,585
Net loss	$ (201,142)	$ (195,882)

(1) Other segment items consist of professional and consultant fees, license and intellectual property fees, clinical expense, and general and administrative facility costs.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU, 2023-09, *Income Taxes (Topics 740): Improvements to Income Tax Disclosures*, to expand the disclosure requirements for income taxes. Upon adoption, companies will be required to disclose additional specified categories in the rate reconciliation. Companies will also be required to disclose the amount of income taxes paid disaggregated by jurisdiction, among other disclosure requirements. The standard is effective for annual periods beginning after December 15, 2024, and can be applied either prospectively or retrospectively. The Company adopted the standard during the year ended December 31, 2025 and have included required disclosures in Note 11, *Income Taxes*.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, and in January 2025, issued ASU 2025-01, *Clarifying the Effective Date*, which requires more detailed information about specified categories of expenses included in certain expense captions presented on the face of the income statement. This ASU is effective for the first annual reporting period beginning after December 15, 2026, and for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact this ASU will have on its disclosures.

In September 2025, the FASB issued ASU No. 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract*. This update introduces a scope exception to derivative accounting for certain contracts with underlyings tied to operations or activities specific to one of the parties. Additionally, the update clarifies that share-based noncash consideration received from a customer should be accounted for under Topic 606 until the right to receive or retain the consideration becomes unconditional. The amendments can be applied prospectively or modified retrospectively and are effective for annual and interim periods beginning after December 15, 2026. The Company is currently evaluating the impact to the Company's consolidated financial statements.

In December 2025, the FASB issue ASU No. 2025-11, *Interim Reporting (Topic 270): Narrow-scope Improvements*, which improves the navigability of interim reporting guidance. The ASU also addresses the form and content of financial statements, adds lists to ASC 270 of the interim disclosures required by all other codification topics, and establishes a principle under which an entity must "disclose events since the end of the last annual

reporting period that have a material impact on the entity." This ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact this ASU will have on its interim disclosures.

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

3.   Fair Value Measurements

The following tables present the Company's fair value hierarchy for its assets that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair value:

(in thousands)	Level 1	Level 2	Level 3	Total
		December 31, 2025		
Cash equivalents:				
Money market funds	$ —	$ 57,282	$ —	$ 57,282
U.S. Treasury and government securities	—	2,739	—	2,739
Corporate debt securities	—	2,698	—	2,698
Short-term investments:				
U.S. Treasury and government securities	—	78,152	—	78,152
Corporate debt securities	—	36,496	—	36,496
Total cash equivalents and investments	$ —	$ 177,367	$ —	$ 177,367

(in thousands)	Level 1	Level 2	Level 3	Total
		December 31, 2024		
Cash equivalents:				
Money market funds	$ —	$ 178,212	$ —	$ 178,212
Corporate debt securities	—	3,793	—	3,793
Short-term investment:				
U.S. Treasury and government securities	—	2,998	—	2,998
Related party short-term investment:				
Beam equity securities	4,968	—	—	4,968
Total cash equivalents and investments	$ 4,968	$ 185,003	$ —	$ 189,971

The Company classifies its investments as short-term based on each instrument's underlying contractual maturity date. The fair value of investments classified as Level 2 are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency.

Investments in Debt Securities

Unrealized gains and losses of investments in debt securities consisted of the following:

(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		December 31, 2025		
Short-term investments in debt securities:				
U.S. Treasury and government securities	$ 78,074	$ 78	$ —	$ 78,152
Corporate debt securities	36,492	7	(3)	$ 36,496
Total short-term investments in debt securities	$ 114,566	$ 85	$ (3)	$ 114,648

(in thousands)	December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short-term investments in debt securities:				
U.S. Treasury and government securities	$ 2,997	$ 1	$ —	$ 2,998

The contractual maturities of the Company's investments in debt securities held were as follows:

(in thousands)	December 31, 2025	December 31, 2024
Due within one year	$ 114,648	$ 2,998

Marketable securities in unrealized loss positions consisted of the following:

(in thousands, except number of securities)	As of December 31, 2025:		
	Number of Securities	Fair Value	Gross Unrealized Losses
Investments in continuous loss position for less than 12 months:			
Corporate debt securities	8	8,446	(3)

Based on factors such as historical experience, market data, issuer-specific factors, and current economic conditions, the Company did not record an allowance for credit losses as of December 31, 2025 related to these investments. Further, given the lack of significant change in the credit risk, the Company does not consider these investments to be impaired.

4.   **Property and Equipment, Net**

Property and equipment, net consisted of the following:

(in thousands)	December 31,	
	2025	2024
Property and equipment:		
Laboratory equipment	$ 29,744	$ 27,343
Leasehold improvement	7,911	5,136
Furniture and fixture	1,864	1,075
Computer hardware and software	1,122	869
Construction in progress	365	3,578
Total property and equipment	41,006	38,001
Less: Accumulated depreciation	(20,434)	(13,597)
Total property and equipment, net	$ 20,572	$ 24,404

Depreciation expense related to property and equipment is as follows:

(in thousands)	Year ended December 31,	
	2025	2024
Depreciation expense	$ 7,321	$ 6,128

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

(in thousands)	December 31,	
	2025	2024
Accrued expenses and other current liabilities		
Employee compensation and benefits	$ 7,337	$ 8,976
License fee	1,562	1,938
Research and clinical costs	1,997	907
Facility related	—	2,811
Other	1,704	1,272
Total accrued expenses and other current liabilities	$ 12,600	$ 15,904

6. Leases

64 Sidney Street, Cambridge, Massachusetts Lease

In July 2021, the Company entered into a non-cancelable operating lease to sublease office space located at 64 Sidney Street, Cambridge, Massachusetts. The lease commenced in April 2022 and contained escalating monthly rental payments. The lease term expired in April 2025. The lease required the Company to share in prorated expenses and property taxes based on actual amounts incurred.

60 First Street, Cambridge, Massachusetts Lease

In November 2021, the Company entered into a lease for three floors of office and laboratory space at 60 First Street, Cambridge, Massachusetts, with rent commencing in March 2024, subject to any credits pursuant to the terms of the lease, or the 60 First Street Lease. Subsequent to the initial non-cancelable term of the lease of ten years, the Company has an option to extend the lease for an additional period of ten years with the rent during the extension term being the then fair market rent. The Company secured the lease with a $13.1 million security deposit, which was recorded as restricted cash on the consolidated balance sheets as of December 31, 2025 and 2024.

Accounting Considerations

The Company determined that the lease contained three separate lease components, each of which represents a right of use that the Company can benefit from on its own and are neither highly dependent nor highly related to each other. The Company allocated the consideration among the three lease components based on their relative fair market values.

In accordance with ASC 842, the lease commenced for one of the lease components in March 2024 and the Company recorded a right-of-use asset of $44.9 million, and a corresponding lease liability of $33.6 million on the lease commencement date; this includes a reclass of $11.3 million from prepaid expenses to right-of-use asset related to build out costs which were determined to be owned by the lessor. In March 2025, the Company determined that the lease commenced on the remaining two lease components and recorded right-of-use assets of $76.8 million, and a corresponding lease liability of $78.6 million on the lease commencement date. As the exercise of the option to extend the lease term is not reasonably certain, the Company will recognize lease expense for this lease component through February 2034.

In June 2024, the Company filed a complaint in Massachusetts Superior Court against NW Cambridge Property Owner, LLC, or NWC, the Company's landlord at 60 First Street. While the lawsuit was pending, the Company continued to make the disputed payments under the 60 First Street Lease under protest. The disputed payments were recorded within other current assets on the Company's consolidated balance sheets and was $10.8 million as of and December 31, 2024.

In November 2025, the Company entered into a settlement agreement with NWC. Under the terms of the settlement agreement, the parties agreed to resolve and settle the lawsuit and release all claims between them relating to the

disputed payments. As a result of the settlement, the Company reclassified $10.9 million of the disputed payments to right-of-use asset. This amount will be amortized over the remaining lease term of the 60 First Street Lease.

Arsenal Street, Watertown, Massachusetts Lease

In August 2024, the Company entered into the third amendment to its existing lease for approximately 16,000 square feet of combined laboratory and office space at 480 Arsenal Street, Watertown Massachusetts, or the 480 Arsenal Amendment. In September 2024, the Company entered into a new lease for approximately 48,500 square feet of combined laboratory and office space at 500 Arsenal Street, Watertown, Massachusetts, or the 500 Arsenal Lease. The landlords of the spaces at 480 Arsenal Street and 500 Arsenal Street are affiliates.

The 480 Arsenal Amendment provides the Company with an additional 9,400 square feet of combined laboratory and office space, or the Expansion Space, at no additional cost and also provides an early termination date for the existing space and the Expansion Space. The lease for space at 480 Arsenal Street, including the Expansion Space, terminated on April 30, 2025.

The 500 Arsenal Lease term commenced in December 2024 with a base term of 11 months. In December 2024, the Company began constructing improvements to the space, the construction for which was completed in 2025. Subsequent to the base term, the Company has an option to extend the lease through August 2028, which it exercised in February 2025. The Company secured the lease with a $0.6 million security deposit, which was recorded as restricted cash on the consolidated balance sheets as of December 31, 2025 and 2024. The 500 Arsenal Lease also provides a tenant improvement allowance of $2.4 million and an additional tenant improvement allowance of $1.2 million, which the Company would be obligated to repay to the landlord. The Company did not use the additional tenant improvement allowance.

Accounting Considerations

As the 480 Arsenal Amendment and the 500 Arsenal Lease met the criteria for combining contracts under ASC 842, the Company determined that both 480 Arsenal Amendment and the 500 Arsenal Lease are modifications to its existing lease at 480 Arsenal Street. Within the combined contract the Company identified two separate lease components, each of which represents a right of use that the Company can benefit from on its own and which are neither highly dependent nor highly related to the other. The Company allocated the consideration under the combined contract among the two lease components based on their relative fair market value. In calculating the allocable consideration and the fair market value of each lease component, the Company determined it is probable that it will exercise the option to extend the lease term provided under the 500 Arsenal Lease.

In accordance with ASC 842, the Company possessed the ability to control and derive the economic benefit for its leased space at 480 Arsenal on the effective date of the modification. Therefore, on the effective date, the Company recorded a right-of-use asset and a corresponding lease liability, which were not materially different from the existing right-of-use asset and lease liability as of the modification date.

For accounting purposes, as the construction of the lessor assets were completed, the Company determined that the 500 Arsenal Lease commenced in March 2025 and recorded right-of-use assets of $7.0 million, and a corresponding lease liability of $5.5 million on the lease commencement date. Concurrently, the Company also determined that the termination of its leased space at 480 Arsenal Street was reasonably certain, and the Company recorded a $3.1 million reduction to the Company's operating lease liability and its operating lease right-of-use asset on the consolidated balance sheet.

Summary of lease costs recognized

The following tables contains a summary of the lease costs recognized under ASC 842 and other information pertaining to the Company's operating leases for the years ended December 31, 2025 and 2024.

The components of lease cost were as follows:

(in thousands)	Year Ended December 31,			
	2025		2024	
Lease cost:				
Operating lease cost	$	22,956	$	15,175
Variable lease cost		9,454		5,716
Short-term lease cost		1,797		3,512
Sublease income		(212)		(168)
Total lease cost	$	33,995	$	24,235

The weighted-average remaining lease term and discount rate were as follows:

	December 31,	
	2025	2024
Weighted average remaining lease term (in years)	7.9 years	8.4 years
Weighted average discount rate	12.24 %	12.83 %

Future annual lease payments under non-cancelable operating leases as of December 31, 2025 were as follows:

(in thousands)	Undiscounted Amounts	
Undiscounted lease payments:		
2026	$	21,703
2027		22,355
2028		22,294
2029		21,478
2030		22,123
Thereafter		74,478
Total undiscounted lease payments		184,431
Less: imputed interest		(68,004)
Total operating lease liability	$	116,427

7.   Stockholder's Equity

Common Stock

Under the Third Amended and Restated of Certificate of Incorporation, the Company's common stock had a par value of $0.0001 and each share of common stock entitles the holder to one vote on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company's board of directors.

Pre-funded Warrants

In February 2024, the Company sold pre-funded warrants to purchase 3,200,005 shares of common stock at a public offering price of $6.24999 per pre-funded warrant, which represents the per share public offering price of each share of common stock less the $0.00001 per share exercise price for each pre-funded warrant. Subject to certain requirements, the pre-funded warrants can be exercised by the holder at any time. In May 2025, the holder exercised all 3,200,005 of its pre-funded warrants on a cashless basis and received 3,199,984 shares of the Company's common stock. Following this exercise, the Company has no pre-funded warrants outstanding.

The pre-funded warrants met the definition of an equity instrument under ASC 815-40 and funds received were recorded as an increase in additional paid-in capital in the consolidated balance sheets. Funds received upon exercise of warrants will be recorded as common stock in the consolidated balance sheets as the exercise price represents the par value of the underlying common stock.

August 2025 Offering

In August 2025, the Company issued and sold 43,700,000 shares of its common stock, including 5,700,000 shares pursuant to the exercise of the underwriters' option to purchase additional shares, at a price to the public of $3.30 per share. As a result of the offering, the Company received approximately $138.4 million in net proceeds, after deducting underwriting discounts, commissions and offering costs of $5.8 million.

At-The-Market Equity Program

In November 2023, the Company entered into Open Market Sale Agreement^{SM}, or the Sales Agreement, with Jefferies LLC, acting as the Company's agent and/or principal, or the Sales Agent, with respect to an "at the market offering" program under which the Company may, from time to time, at its sole discretion, issue and sell shares of its common stock having an aggregate offering price of up to $300.0 million through the Sales Agent. Pursuant to the Sales Agreement, any shares will be sold pursuant to the automatic shelf registration statement on Form S-3ASR (File No. 333-291348) filed with the SEC on November 7, 2025, which became automatically effective upon filing, including the base prospectus contained therein. Concurrently with the filing of this Annual Report on Form 10K, the Company plans to convert the Form S-3ASR to Form S-3 by post-effective amendments. The common stock will be sold at prevailing market prices at the time of the sale, and as a result, prices may vary. As of December 31, 2025, there have been no sales of common stock pursuant to the Sales Agreement.

8.   Stock-Based Compensation

2019 Equity Incentive Plan

The Company's 2019 Stock Option and Grant Plan, or the 2019 Plan, provides for the Company to grant incentive stock options, non-qualified stock options, unrestricted stock awards, restricted stock awards and other stock-based awards to the officers, employees, consultants and other key persons of the Company. The 2019 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.

In October 2022, the Company completed its IPO, and in connection with the closing, the board of directors determined that no further awards would be granted under the 2019 Plan.

2022 Stock Option and Incentive Plan

In February 2022, the Company's board of directors adopted, and in October 2022 its stockholders approved, the 2022 Plan, which became effective immediately preceding the date on which the registration statement for the Company's IPO was declared effective by the SEC. The 2022 Plan allows the Company to make equity-based and cash-based incentive awards to its officers, employees, directors, and consultants. The 2022 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted common stock awards, restricted stock units and other stock-based awards. Stock options awarded under the 2022 Plan expire 10 years after the grant date and typically vest over four years.

The shares of common stock underlying any awards under the 2022 Plan and the 2019 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2022 Plan. The number of shares reserved and available for issuance under the 2022 Plan will increase on January 1 of each year, by five percent of the outstanding number of shares of common stock on the immediately preceding December 31 or such lesser number of shares as determined by the compensation committee. On January

1, 2026, the annual increase for the 2022 Plan resulted in an additional 9,025,700 shares authorized for issuance being added to the 2022 Plan.

As of December 31, 2025, the Company had 25,558,130 shares reserved under the 2022 Plan and the 2019 Plan, and 7,891,263 shares available for issuance under the 2022 Plan.

2022 Employee Stock Purchase Plan

In February 2022, the Company's board of directors adopted, and in October 2022 its stockholders approved, the 2022 Employee Stock Purchase Plan, or the 2022 ESPP.

The 2022 ESPP provides for an annual increase on January 1 each year through January 1, 2032, by the least of (i) 971,350 shares of common stock, (ii) one percent of the outstanding number of shares of common stock on the immediately preceding December 31, or (iii) such number of shares of common stock as determined by the administrator of the 2022 ESPP. There was no annual increase for the 2022 ESPP on January 1, 2026. As of December 31, 2025, the Company had 1,522,025 shares available for issuance under the 2022 ESPP.

Under the 2022 ESPP, the Company issued 231,166 shares of the Company's common stock during the year ended December 31, 2025. 189,509 shares of the Company's common stock were issued during the year ended December 31, 2024 under the 2022 ESPP.

Stock Option Valuation

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted:

	Year ended December 31,	
	2025	**2024**
Risk-free interest rate	3.9 %	4.2 %
Expected term (in years)	6.2	5.8
Expected volatility	75.8 %	78.4 %
Expected dividend yield	— %	— %

Time-Based Stock Options

The following table summarizes the Company's time-based stock option activity for the year ended December 31, 2025:

	Number of Options	Weighted-Average Exercise Price[1]	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	11,410,691	$ 5.92	8.10	$ —
Granted	7,952,594	2.21		
Exercised	(222,022)	3.52		
Forfeited	(3,503,960)	7.20		
Outstanding at December 31, 2025	15,637,303	$ 3.76	7.29	$ 9,880
Vested and exercisable at December 31, 2025	7,184,947	$ 4.72	6.12	$ 976
Vested and expected to vest at December 31, 2025	15,637,303	$ 3.76	7.29	$ 9,880

[1] Weighted-average exercise price for shares outstanding at the beginning of the period and at the end of period reflect the exercise price resulting from the one-time repricing, which is discussed in detail below.

Other information related to the time-based stock option activity of the Company was as follows:

	Year ended December 31,		
	2025		2024
Weighted-average fair value of options granted	$ 1.57	$	5.60
Intrinsic value of options exercised (in thousands)	$ 419	$	70

As of December 31, 2025 there was $27.5 million of total unrecognized compensation cost related to time-based unvested stock options, and the Company expects to recognize such amount over a remaining weighted-average period of 2.5 years.

Performance-Based Stock Options

The Company has granted stock options to certain employees to purchase shares of common stock that contain performance-based vesting criteria related to corporate milestones. The fair value of each option grant was estimated on the date of grant. Recognition of stock-based compensation expense associated with these performance-based stock options commences when the performance condition is considered probable of achievement, using management's best estimates, which consider the inherent risk and uncertainty regarding the future outcomes of the milestones.

The following table summarizes the Company's performance-based stock option activity for the year ended December 31, 2025:

	Number of Options	Weighted-Average Exercise Price[1]	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	1,061,730	$ 5.90	8.35	$ —
Granted	1,000,000	2.30		
Exercised	—	—		
Forfeited	(32,166)	7.96		
Outstanding at December 31, 2025	2,029,564	$ 4.10	7.53	$ 1,495
Vested and exercisable at December 31, 2025	813,480	$ 5.26	5.88	$ —

[1] Weighted-average exercise price for shares outstanding at the beginning of the period and at the end of period reflect the exercise price resulting from the one-time repricing, which is discussed in detail below.

Other information related to the performance-based stock option activity of the Company was as follows:

	Year ended December 31,		
	2025		2024
Weighted-average fair value of options granted	$ 1.76	$	5.27

As of December 31, 2025 there was $3.1 million of total unrecognized compensation cost related to performance-based stock options.

Market-Based Stock Options

The Company has granted stock options to purchase shares of common stock that contain market-based vesting criteria. The fair value of each option grant was estimated on the date of grant using the Monte Carlo valuation method. Expense is recognized when the option vests upon the satisfaction of certain performance criteria tied to the Company's stock price.

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	—	$ —	0.00	$ —
Granted	300,000	1.34		
Exercised	—	—		
Forfeited	—	—		
Outstanding at December 31, 2025	300,000	$ 1.34	9.38	$ 641
Vested and exercisable at December 31, 2025	—	$ —	0.00	$ —

Other information related to the market-based stock option activity of the Company was as follows:

	Year ended December 31,	
	2025	2024
Weighted-average fair value of options granted	$ 1.12	$ —

Repricing of Certain Outstanding Stock Options

On June 22, 2025, the Company's board of directors approved, and on August 1, 2025, or the Repricing Date, the Company's stockholders approved, a one-time repricing, or the Option Repricing, of certain outstanding stock options granted to, and held by, certain of the Company's current employees, including its executive officers, and members of the board of directors through the Repricing Date, or, collectively, the Eligible Optionholders, under the 2019 Plan and 2022 Plan, or collectively, the Plans. The Option Repricing impacted shares of common stock, or Eligible Options, that have exercise prices in excess of $4.04, or the Repriced Exercise Price, which was the closing trading price per share of the Company's common stock on The Nasdaq Global Market on the Repricing Date.

Effective as of the Repricing Date, the per share exercise price of each Eligible Option held by an Eligible Optionholder on the Repricing Date was automatically reduced to the Repriced Exercise Price. Under the terms of the Option Repricing, a Repriced Option will revert to its original exercise price per share if:

i. exercised prior to the 18-month anniversary of the Repricing Date for Repriced Options held by members of the board of directors or executive officers of the Company, as applicable, or the one-year anniversary of the Repricing Date for Repriced Options held by all other employees of the Company, each referred to as a Retention Date;

ii. an Eligible Optionholder's Service Relationship (as defined in the Plans) is terminated by the Company for Cause (as defined in the applicable award agreement) prior to the applicable Retention Date; or

iii. an Eligible Optionholder resigns from the Company (including as a member of the board of directors) for any reason prior to the applicable Retention Date, other than described below.

Notwithstanding the foregoing, each Repriced Option shall retain the Repriced Exercise Price, to the extent it has not otherwise reverted to its original exercise price per share in accordance with the foregoing, and the ability to exercise such Repriced Option may be accelerated to earlier than the applicable Retention Date in the event of:

i. a Sale Event (as defined in the Plans) prior to the applicable Retention Date;

ii. the termination of the Eligible Optionholder's Service Relationship by the Company without Cause or for "good reason," or resignation by the Eligible Optionholder for "good reason," to the extent provided for in the Eligible Optionholder's employment agreement, offer letter or severance plan (as applicable); or

iii. the Eligible Optionholder's death or disability (as determined in accordance with the Plans, as applicable).

Except as modified by the Option Repricing, all other terms and conditions of the Repriced Options, including, without limitation, any provisions with respect to vesting and term of the Repriced Options, will remain in full force and effect. As a result of the option repricing, the Company expects to recognize the incremental expense of

$5.1 million over a weighted average period of 2.3 years. As of December 31, 2025, there was $3.5 million of unrecognized incremental expense, which is expected to be recognized over a period of 1.6 years.

Performance-Based Restricted Common Stock Awards

The Company awarded performance-based restricted common stock to employees and non-employees under its 2019 Plan. The fair value of each share of performance-based restricted common stock is based on the market price of the Company's common stock on the date of grant. Performance-based restricted common stock awards vest upon the achievement of performance-based milestones related to corporate milestones.

Stock-based compensation expense associated with the performance-based restricted common stock is recognized if the performance condition is considered probable of achievement using the Company's best estimates of the time to vesting for the achievement of the performance-based milestones. Each reporting period, the Company updates its assessment of the probability that the performance-based milestones will be achieved. The fair value of the restricted common stock was based on the fair market value of the Company's common stock on the date of grant.

The following table summarizes the Company's performance-based restricted common stock award activity for the year ended December 31, 2025:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested restricted common stock at December 31, 2024	3,472,546	$ 0.06
Issued	—	—
Vested	—	—
Repurchased	—	—
Unvested restricted common stock at December 31, 2025	3,472,546	$ 0.06

Restricted Stock Units

During the year ended December 31, 2025, the Company issued 2,000,000 restricted stock units. Further, the Company determined that as the obligation underlying the restricted stock units were satisfied during the period, the $8.2 million expense related to the restricted stock units shall be recognized in full during the year ended December 31, 2025. The amount is recorded as research and development expense on the Company's consolidated statements of operations.

Stock-Based Compensation

The following table below summarizes the classification of the Company's stock-based compensation expense related to stock options and restricted common stock awards in the consolidated statements of operations and comprehensive loss:

	Year ended December 31,	
(in thousands)	2025	2024
Stock-based compensation expense:		
Research and development	$ 19,372	$ 12,704
General and administrative	9,896	13,364
Total stock-based compensation expense	$ 29,268	$ 26,068

9.   License and Collaboration Agreements

License Agreements with Broad Institute

2019 License Agreement with Broad Institute

In September 2019, the Company entered into a license agreement with Broad Institute, Inc., or Broad Institute, for certain patents related to the field of prevention or treatment of human disease by editing or targeting DNA, or the Broad License Agreement. In subsequent periods, the Broad License Agreement has been subject to amendments. Under the Broad License Agreement, Broad Institute granted the Company (i) an exclusive, worldwide license under the licensed patent rights solely to offer for sale, sell, have sold and import products covered by such licensed patent rights, or licensed products, solely for use within the Prime Broad Field (subject to certain specified limitations and exclusions with respect to certain applications), (ii) a non-exclusive, worldwide license under the licensed patent rights solely to make, have made, offer for sale, sell, have sold, and import licensed products solely for use in the Prime Broad Field, (iii) a non-exclusive, worldwide license under the licensed patent rights solely to make, have made, offer for sale, sell, have sold and import other products that are enabled by (a) the licensed patent rights or (b) the use of certain materials transferred to the Company by Broad Institute, solely for the prevention or treatment of human diseases and (iv) a non-exclusive, worldwide license solely for internal research. Further, with respect to DNA delivery or targeting applications covered by the licensed patent rights, the exclusive license granted to the Company by Broad Institute is limited only to "prime editor" products and specifically excludes applications relating to the production or processing of small or large molecules, including for the prevention or treatment of human disease. Under the Broad License Agreement, the Company also has the right to grant sublicenses to its affiliates and third parties, subject to certain requirements. As partial consideration for the license, the Company made a upfront payment of $0.5 million to Broad Institute.

Under the Broad License Agreement, the Company is obligated to pay Broad Institute an annual license maintenance fee of low six-figures dollar amount beginning in 2022. Broad Institute is also entitled to receive clinical and regulatory milestone payments up to a total of $20.0 million and sales-based milestone payments up to a total of $54.0 million per licensed product. Further, the Broad Institute is entitled to receive mid-single digit percentage royalties, subject to customary offsets and reductions, on net sales of licensed products, and low single-digit percentage royalties of enabled products.

Unless earlier terminated, the Broad License Agreement will remain in effect until the later of (i) the last to expire valid claim of an issued patent or pending patent application within the licensed patent rights covering the Company's licensed products or (ii) the expiration of the last royalty term for a licensed product in a country. The Company can terminate the Broad License Agreement for convenience after a certain period of time following prior written notice to Broad Institute. Each party may terminate the Broad License Agreement for the other party's uncured material breach within a specified time period following notice of such breach. Broad Institute may also immediately terminate the Broad License Agreement (i) to the extent the Company (or its affiliates or sublicensees) challenges a licensed patent right, (ii) upon the Company's bankruptcy or insolvency or (iii) if the Company fails to procure and maintain insurance.

2022 License Agreement with Broad Institute

In December 2022, the Company entered into a second license agreement with Broad Institute, or the 2022 Broad License Agreement. Under the 2022 Broad License Agreement, Broad Institute grants to us certain rights and licenses under the patent rights it owns or controls related to MMR inhibition and prime editing improvements and specifically, (i) an exclusive, worldwide license under the licensed patent rights solely to offer for sale, sell, have sold and import products covered by such licensed patent rights, or licensed products, solely for use within the Prime Broad Field (subject to certain specified limitations and exclusions with respect to certain applications), (ii) a non-exclusive, worldwide license under the licensed patent rights solely to make, have made, offer for sale, sell, have sold, and import licensed products solely for use in the Prime Broad Field, (iii) a non-exclusive, worldwide license under the licensed patent rights solely to make, have made, offer for sale, sell, have sold and import other products that are enabled by (a) the licensed patent rights or (b) the use of certain materials transferred to us by Broad Institute, solely for the prevention or treatment of human diseases and (iv) a non-exclusive, worldwide license solely for internal research. Further, with respect to DNA delivery or targeting applications covered by the licensed patent

rights, the exclusive license granted to us by Broad Institute is limited only to "prime editor" products and specifically excludes applications relating to the production or processing of small or large molecules, including for the prevention or treatment of human disease. Under the Broad License Agreement, the Company also has the right to grant sublicenses to its affiliates and third parties, subject to certain requirements.

The Company is also obligated to pay Broad Institute an annual license maintenance fee of mid five-figures for the term of the Agreement. Broad Institute is also entitled to receive clinical and regulatory milestone payments for a limited category of royalty-bearing products, up to a total of $2.0 million and sales-based milestone payments up to a total of $3.0 million. Further, Broad Institute is entitled to receive royalties of less than 0.2% on net sales of royalty bearing products.

Unless earlier terminated, the 2022 Broad License Agreement will remain in effect until the later of (i) the last to expire valid claim of an issued patent or pending patent application within the licensed patent rights covering our licensed products or (ii) the expiration of the last royalty term for a royalty bearing product in a country. The Company can terminate the 2022 Broad License Agreement for convenience following prior written notice to Broad Institute. Each party may terminate the 2022 Broad License Agreement for the other party's uncured material breach. Broad Institute may also immediately terminate the 2022 Broad License Agreement (i) to the extent we (or our affiliates or sublicensees) challenge a licensed patent right, (ii) upon our bankruptcy or insolvency or (iii) if we fail to procure and maintain insurance.

Side Letter No. 1 to The Broad Institute License Agreement

In connection with the BMS Collaboration Agreement, discussed below, the Company entered into a Letter Agreement, or the First Letter Agreement, with Broad Institute in September 2024, which amends the Broad License Agreement to modify certain obligations of Company and rights of Broad Institute in relation to the BMS Collaboration Agreement as a sublicense under the Broad License Agreement. The First Letter Agreement, among other things, modifies the royalty and certain commercial milestones that the Company is obligated to pay to Broad Institute on net sales of products under the BMS Collaboration Agreement. Except as expressly stated in the 2024 Broad Amendment, all other terms and provisions of the Broad License Agreement remain in full force and effect. Amounts due to Broad Institute as a result of the BMS Collaboration Agreement are recorded as accrued expenses on the consolidated balance sheet as of December 31, 2025.

Amendment No. 4 and Amendment No. 5 to The Broad Institute License Agreement

In September 2025, the Company entered into a Fourth Amendment to License Agreement, or the Fourth Amendment, and Fifth Amendment to License Agreement, or the Fifth Amendment, and, together with the Fourth Amendment, the Amendments, with Broad Institute, which amended the Broad License Agreement, to, among other things, modify certain licensed patent applications listed therein. Except as expressly stated in the Amendments, all other terms and provisions of the Broad License Agreement shall remain in full force and effect.

Side Letter No. 2 to The Broad Institute License Agreement

In connection with the Amendments, the Company also entered into a second letter agreement, or the Second Letter Agreement, with Broad Institute in September 2025, which amends the Broad License Agreement. The Second Letter Agreement, among other things, modifies certain development milestones and related payment obligations under the BMS Collaboration Agreement. Except as expressly stated in the Second Letter Agreement, all other terms and provisions of the Broad License Agreement shall remain in full force and effect.

Broad Pledge

In February 2021, the Company committed to donate $5.0 million to Broad Institute and Harvard University annually for 14 years, commencing in 2022, or the Pledge. The Pledge is intended to be used for research and development related to new genome editing technologies, for example Prime Editing, improve on existing genome-editing technologies, identify delivery mechanisms for these technologies and apply these technologies to the understanding and treatment of rare genetic diseases. The Company can terminate the Pledge at its discretion, subject to providing one year of funding from the date of termination. In August 2022, the Company amended and

restated the Pledge to clarify that the funds may be used by the laboratory of David Liu, who is a member of Broad Institute and a faculty member at Harvard.

The Company accounts for this Pledge as research and development expenses as it has access to certain data generated as a result of the Pledge. For both the years ended December 31, 2025 and 2024, the Company recognized $5.0 million of research and development expense in connection with the Pledge.

Beam Collaboration Agreement — Related Party

In September 2019, the Company entered into a collaboration agreement with Beam, or the Beam Collaboration Agreement, to collaborate on the research, development, manufacture and commercialization of certain Prime Editing products within a specified field and provide each other with access and licenses to certain proprietary technology to advance the other's progress. Under the Beam Collaboration Agreement, the Company granted Beam an exclusive (even as to the Company and its affiliates), worldwide license under (i) certain Prime Editing technology, know-how and patent rights that the Company controls during the initial term, and improvements thereto that the Company controls for a specified number of years following the initial term, and (ii) the Company's interest in certain jointly-owned collaboration technology, in each case, solely to develop, make, have made, use, offer for sale, sell, import and commercialize licensed products only in the Beam field. Beam granted to the Company certain non-exclusive, worldwide licenses under certain technology, know-how and patent rights, including under certain CRISPR or delivery-related technology, know-how and patent rights, that it controls during the initial term, and improvements thereto that Beam controls for a specified number of years following the initial term, solely to develop, make, have made, use, offer for sale, sell, import and commercialize products only in the Company's field.

Subject to certain provisions, on a licensed product-by-licensed product basis, we have the right to elect to share equally with Beam in the profits and losses in the United States for Beam's licensed products. We may exercise such right for each licensed product within a specified period of time. Any such licensed product for which we exercise such right we refer to as a collaboration product.

Before and within 30 days after the filing of an IND for a development candidate being developed under the Beam Collaboration Agreement, Beam has the option to designate up to a mid-single digit number of licensed products for which the Company is not permitted to exercise the profit share right, or the Beam Option. Under the Beam Collaboration Agreement, a licensed product for which the Company has not exercised its profit share option or for which Beam has exercised the Beam Option is collectively referred to as "protected product." Unless the Company exercises its profit sharing option for a licensed product, Beam is solely responsible for the development and commercialization of licensed products in the Beam field under the Beam Collaboration Agreement. If Beam exercises its option for a protected product, Beam will owe Prime a payment of $5.0 million if the product is developed for non-sickle cell disease or $10.0 million if the product is developed for sickle cell disease.

Under the terms of the Beam Collaboration Agreement, the Company is entitled to following milestones:

Development milestones	
Protected product	Up to $35.5 million
Collaboration product	Up to $17.8 million
Sales milestones	
Protected product	Up to $84.5 million
Collaboration product	Up to $42.3 million

For eligible products, Beam is obligated to pay the Company tiered royalties, subject to customary offsets and reductions, ranging from a high-single digit percentage to a low double-digit percentage, but less than teens on net sales of protected products worldwide and net sales of collaboration products outside of the United States. In addition, Beam must reimburse the Company for certain payments the Company is required to make to its third-party licensors attributable to Beam's exercise of any sublicense the Company grants to Beam, including payments it makes to Broad Institute under the Broad License Agreement.

If the Company develops a product that is covered by the technology, know-how or patent rights that Beam licenses to the Company under the Beam Collaboration Agreement, which it refers to as a Prime product, the Company is obligated to pay to Beam a low single digit royalty on its worldwide net sales of such any product on a Prime product-by-Prime product and country-by-country basis, subject to certain customary reductions, to a floor.

Unless earlier terminated in accordance with its terms, the Beam Collaboration Agreement will expire on the later of (a) expiration of the last royalty term for a product on which a party is obligated to pay royalties to the other party or (b) with respect to any collaboration product, the date on which neither party is developing or commercializing any such collaboration product in the United States.

After expiration of the initial term, Beam can terminate the Beam Collaboration Agreement for convenience in its entirety, or on a licensed product-by-licensed product or subfield-by-subfield basis, with prior written notice to the Company. Each party may terminate the Beam Collaboration Agreement for (a) the other party's uncured material breach, (b) upon the insolvency or bankruptcy of the other party or (c) immediately to the extent the other party (or its affiliates or sublicensees) challenges a patent right licensed to such party.

On the first anniversary of the Beam Collaboration Agreement, the Company received 200,307 shares of Beam common stock, with a fair value of $5.5 million and, in return, the Company issued to Beam 1,608,337 shares of the Company's common stock, with a fair value of $0.2 million.

The Company is currently engaged in arbitration proceedings with Beam regarding the Beam Collaboration Agreement. A dispute arose between the parties following the Company's March 18, 2025 announcement that it is developing a Prime Editing-based treatment for alpha-1 antitrypsin deficiency, or AATD. On April 16, 2025, Beam filed an arbitration demand with the American Arbitration Association, or AAA, alleging that the Company has breached the Agreement by developing a product for the treatment of AATD and by allegedly not complying with certain obligations to transfer technical information to Beam pursuant to the Beam Collaboration Agreement. Beam also makes related claims for trade secret misappropriation and various business torts based on similar allegations, including allegations made on information and belief. Beam seeks both declaratory, injunctive, and monetary relief, but has not yet quantified the amount of damages it seeks. On April 18, 2025, the Company filed an arbitration demand with the AAA seeking a declaration that the Company's AATD program is within our "Field" as defined by the Beam Collaboration Agreement. The arbitrations have been consolidated, and the consolidated proceeding remains ongoing. If the final resolution of the matter is adverse to the Company, the arbitration panel may provide Beam with relief including, among other things, monetary damages and/or an order that the Company cease work on its AATD program and transfer such program to Beam.

Accounting Considerations

The Company concluded that the Beam Collaboration Agreement and the Beam Mutual Subscription Agreement should be combined and treated as a single arrangement for accounting purposes as the agreements were entered into contemporaneously and in contemplation of one another. The Company determined that the combined agreements are accounted for under ASC 606. The Company identified the following performance obligations: (i) exclusive, worldwide license to certain Prime patents, (ii) non-exclusive, worldwide licenses to CRISPR technology and (iii) joint research committee participation.

The Company also evaluated whether the Beam Option and the Company's right to elect collaboration products in the Beam Collaboration Agreement represented material rights that would give rise to a performance obligation and concluded that neither the Beam Option nor the Company's right to elect collaboration products convey a material right to Beam and therefore are not considered separate performance obligations within the Beam Collaboration Agreement. There have been no protected product or collaboration products to date. Under the Beam Collaboration Agreement, the Company is eligible to receive certain milestones and royalties regardless of whether any options are exercised, which are considered variable consideration. At each reporting period, the Company evaluates whether milestones are considered probable of being reached and, to the extent that a significant reversal would not occur in future periods, estimates the amount to be included in the transaction price. During the years ended December 31, 2025 and 2024 the Company did not receive any milestone payments and all variable consideration related to the Beam Collaboration Agreement remained fully constrained. The Company assessed the above promises and determined that the exclusive license for certain Prime products and non-exclusive licenses to CRISPR technology represent performance obligations within the scope of ASC 606. The exclusive license for certain Prime products

and non-exclusive licenses to CRISPR technology are considered functional intellectual property and distinct from other promises under the contract. The exclusive license for certain Prime products and non-exclusive licenses to CRISPR technology are considered functional licenses that are distinct in the context of the Beam Collaboration Agreement as Beam can benefit from the licenses on its own or together with other readily available resources. As the exclusive license for certain Prime products and non-exclusive licenses to CRISPR technology are delivered at the same time, they are considered one performance obligation at contract inception. The joint research committee performance promise is immaterial in the context of the contract.

The Company determined the transaction price under ASC 606 at the inception of the Beam Collaboration Agreement to be $5.2 million, consisting of the value of the Beam equity investment under the Beam Mutual Subscription Agreement, when measured at fair value, less the value of the Prime shares issued to Beam of $0.2 million. The shares Prime issued to Beam represents a payment to a customer and is therefore a reduction of the transaction price.

The Company recognizes revenue for the license performance obligations at a point in time, as control of these licenses are transferred upon issuance and Beam could begin to use and benefit from the licenses. There was no revenue recognized under the Beam Collaboration Agreement during the years ended December 31, 2025 or 2024.

The change fair value of the related party short-term investment consisting of Beam shares are recognized as unrealized gain (loss) in the consolidated statements of operations and comprehensive loss.

Bristol-Myers Squibb — Related Party

In September 2024, the Company entered into the BMS Collaboration Agreement with Juno Therapeutics, Inc., a wholly-owned subsidiary of Bristol-Myers Squibb, or BMS. Under the terms of the BMS Collaboration Agreement, the Company granted to BMS an exclusive worldwide license to certain Prime Editing technology for developing, manufacturing and commercializing *ex vivo* T-cell therapeutic products directed to select targets. Additionally, on the Effective Date, the Company entered into the BMS Purchase Agreement with BMS, pursuant which the Company agreed to sell and issue shares of its common stock to BMS.

Research Collaboration and License Agreement

Pursuant to the BMS Collaboration Agreement, the Company will design Prime Editing reagents to be used by BMS to develop, manufacture and commercialize *ex vivo* T-cell therapeutic products directed to specific targets selected by BMS.

Under the BMS Collaboration Agreement, the Company received a $55.0 million upfront payment and received a $55.0 million equity investment from BMS (as described below). The Company is also eligible to receive more than $3.5 billion in milestones, including up to $185 million in preclinical milestones, up to $1.2 billion in development milestones, and up to $2.1 billion in commercialization milestones, along with royalties on net sales.

Unless earlier terminated, the term of the BMS Collaboration Agreement continues until expiration of the last royalty term for the applicable product in the applicable country. The BMS Collaboration Agreement is subject to customary termination provisions, including termination by a party for the other party's uncured, material breach.

Stock Purchase Agreement

On the Effective Date, the Company entered into the BMS Purchase Agreement with BMS, pursuant to which the Company agreed to issue and sell, and BMS agreed to purchase, in the Offering, 11,006,163 Shares of the Company's Common Stock for an aggregate purchase price of $55.0 million pursuant to the terms and conditions thereof. Pursuant to the terms of the BMS Purchase Agreement, BMS has agreed not to, directly or indirectly, sell or transfer any of the Shares until September 30, 2027 subject to specified conditions and exceptions. The BMS Collaboration Agreement and Stock Purchase Agreement were accounted for as a combined contract. The Common Stock were recorded at their fair value as permanent equity.

Accounting Considerations

The Company assessed the BMS Collaboration Agreement and concluded that BMS is a customer. The Company identified the following promises under the contract: (i) a license to develop, manufacture and commercialize the *ex vivo* T-cell therapeutic products to select targets, (ii) obligation to perform research services, (iii) participation in various committees, (iv) technology transfer services, and (v) regulatory support services. The Company assessed the promised goods and services to determine if they are distinct. Based on this assessment, the Company determined that BMS cannot benefit from the promised goods and services separately from the others as they are highly interrelated and interdependent and therefore not distinct. Accordingly, the promised goods and services represent one combined performance obligation and the entire transaction price will be allocated to that single combined performance obligation.

At contract inception, the transaction price was determined to be $72.0 million, which represents the aggregate of the upfront nonrefundable payment for the BMS Collaboration Agreement and the premium paid by BMS on its equity investment in the Company. Development milestones were fully constrained. The Company recognizes the portion of the transaction price as the single performance obligation is satisfied, using an input method, in proportion to costs incurred to date as compared to total costs incurred and expected to be incurred in the future to satisfy the underlying obligation. The transfer of control occurs over this period and, in management's judgment, is the best measure of progress towards satisfying the performance obligation. Cost to perform the Company's obligations under the BMS Collaboration Agreement will be recognized as research and development expenses in the period incurred.

Revenue recognized from the BMS Collaboration Agreement was as follows:

(in thousands)	Year Ended December 31,	
	2025	2024
Collaboration revenue — related party	$ 4,586	$ 1,609

Supplemental information related to the BMS Collaboration Agreement consisted of the following:

(in thousands)	December 31,	
	2025	2024
Deferred revenue — related party	$ 7,824	$ 7,092
Deferred revenue, net of current — related party	58,127	63,218

Cystic Fibrosis Foundation

In July 2025, the Company entered into an agreement with the Cystic Fibrosis Foundation, or CFF, under which CFF has agreed to provide up to $24 million in additional funding to accelerate the development of Prime Editors designed to permanently correct cystic fibrosis-related lung disease. The $24 million funding includes two equal tranches, subject to certain closing conditions and scientific milestones. The first tranche included a $6 million cash funding, or Royalty Funding, received in August 2025, and a $6 million equity investment in the Company, which was received as part of the August 2025 offering. Any proceeds under the second tranche are payable subject to achieving specific milestones which have not been achieved to date. The Company is obligated to return any of the Royalty Funding not used in development of the program covered by this agreement.

In return, the Company has agreed to pay to CFF royalties on future sales of any products covered under this agreement, to be determined based on the aggregate annual net sales of products and net amount of Royalty Funding received by the Company. In addition, in the event of a sale, license or transfer to a third-party of rights in the technology developed under this agreement, or a change of control transaction, the Company will pay a percentage of the proceeds received to CFF, up to 2.5x the net Royalty Funding received.

CFF's additional investment builds on initial funding received under the Company's therapeutic development agreement with CFF in January 2024.

Accounting Considerations

Due to the Company's obligation to repay the Royalty Funding in the event of a change in control regardless of the outcome of the research and development associated with the payment, the Company determined that CFF's $6 million Royalty Funding represented a liability. This amount, along with the $12.0 million received under the CFF agreement entered into in 2024, half of which was received in 2024 and half of which was received in 2025, is recorded as research funding liability on the condensed consolidated balance sheets.

10.   Net Loss per Share

As described in Note 2, *Summary of Significant Accounting Policies*, for periods in which the Company reports a net loss, potentially dilutive securities have been excluded from the computation of diluted net loss per share as their effects would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares presented based on amounts outstanding at period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,	
	2025	2024
Anti-dilutive common stock equivalents:		
Stock options to purchase common stock	16,450,783	11,900,921
Unvested restricted common stock awards	3,472,546	3,497,474
Total anti-dilutive common stock equivalents	19,923,329	15,398,395

Basic and diluted loss per share is computed by dividing net loss by the weighted-average common shares outstanding:

	Year Ended December 31,	
(in thousands, except share and per share data)	2025	2024
Numerator:		
Net loss attributable to common stockholders	$ (201,142)	$ (195,882)
Denominator:		
Weighted-average common shares outstanding, basic and diluted	148,758,527	118,600,381
Net loss per share attributable to common stockholders, basic and diluted	$ (1.35)	$ (1.65)

The weighted-average number of common shares outstanding used in the basic and diluted net loss per share calculations for the year ended December 31, 2024 includes the weighted-average effect of pre-funded warrants sold by the Company to purchase 3,200,005 shares of the Company's common stock. The shares of common stock underlying the pre-funded warrants are considered outstanding for the purposes of computing earnings per share, because the shares may be issued for little or no consideration, they are fully vested, and the pre-funded warrants are immediately exercisable upon their issuance date. Refer to Note 7, *Stockholder's Equity*, for details on the holder's May 2025 exercise of the pre-funded warrants.

11. Income Taxes

The Company did not have any income tax expense (benefit) during the years ended ended December 31, 2025 or 2024. A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2025 is as follows:

	Rate (%)	Amount (in thousands)
U.S. federal statutory tax rate	21.0 %	$ (42,240)
State and local taxes, net of federal effect	— %	—
Tax credits		
Research and development credit	2.3 %	(4,634)
Changes in valuation allowances	(22.3)%	44,865
Nontaxable or nondeductible items		
Stock compensation	(0.3)%	633
162(m) Comp Limit	— %	62
Other items	(0.1)%	291
Other Adjustments	(0.6)%	1,023
Effective income tax rate	— %	$ —

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2024 is as follows:

	Rate (%)
Federal income tax expense at statutory rate	21.0 %
State income taxes, net of federal benefit	7.4 %
Tax credits	2.6 %
Permanent differences	(0.9)%
Other	0.8 %
Change in valuation allowance	(30.8)%
Effective income tax rate	— %

Net deferred tax assets (liabilities) consisted of the following:

(in thousands)	December 31,			
	2025		2024	
Deferred tax assets:				
Capitalized research and development costs	$	50,092	$	74,605
U.S. and state net operating loss carryforwards		116,777		61,501
Depreciation and amortization		14,060		12,829
Tax credits		30,004		22,986
Accrual		19,830		2,334
Lease Liability		31,826		12,228
Stock Compensation		11,315		6,005
Other		—		141
Total deferred tax assets		273,904		192,629
Deferred tax liabilities:				
Right of Use Asset		(34,491)		(12,852)
Total deferred tax liabilities		(34,491)		(12,852)
Valuation allowance		(239,413)		(179,777)
Net deferred tax assets (liabilities)	$	—	$	—

The following is a summary of the Company's net operating loss and tax credit carryforwards, both of which may be available to reduce future tax liabilities:

(in thousands)	December 31,			
	2025		2024	
U.S. federal net operating loss - do not expire	$	429,230	$	226,904
State net operating loss - expire at various dates beginning in 2039		421,882		219,351
Federal research and development tax credits - expire at various dates beginning in 2040		19,717		15,082
State research and development tax credits - expire at various dates beginning in 2036		13,021		10,005

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to certain ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income and tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before their utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

On July 4, 2025, President Trump signed H.R. 1, the "One Big Beautiful Bill Act", or the Act, into law. The legislation includes several changes to federal tax law that are designed to allow for more favorable deductibility of certain business expenses and more favorable rules for determining the limitation on business interest expense. The

Company will continue to capitalize foreign R&D costs this year and amortize over 15 years. For US R&D costs, the Company expensed 2025 expenses and continues to amortize previously capitalized R&D costs over the original 5-year life. For the years ended December 31, 2025 and 2024, the Company capitalized foreign R&D costs of $11.7 million and $8.3 million, respectively.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company's history of cumulative net losses incurred since inception, expectation of future losses and lack of other positive evidence. For the years ended December 31, 2025 and 2024, the Company was in a net deferred tax asset position and therefore recorded a valuation allowance against the portion of its deferred tax assets that cannot be fully supported by the future reversal of existing deferred tax liabilities. The Company reevaluates the positive and negative evidence at each reporting period.

For the year ended December 31, 2025, the valuation allowance increased primarily due to the increases in net operating loss carryforwards, capitalized research and development costs, and research and development tax credit carryforwards. The changes in the valuation allowance were as follows:

(in thousands)	Year Ended December 31,	
	2025	2024
Valuation allowance at beginning of year	$ 179,777	$ 119,250
Increases (decreases) recorded to income tax provision	59,636	60,527
Valuation allowance at end of year	$ 239,413	$ 179,777

The Company assesses the uncertainty in its income tax positions to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. As of December 31, 2025, the Company had not recorded any reserves for uncertain tax positions or related interest and penalties.

The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all years in which a loss carryforward is available. As of December 31, 2025, there were no pending tax examinations. The Company is open to future tax examination under statute from 2019 to the present.

12.   Commitments and Contingencies

Leases

The Company's commitments under its operating leases are described in Note 6, *Leases*.

License and Collaboration Agreements

The Company entered into various license and collaboration agreements under which it is obligated to make fixed and contingent payments as described in Note 9, *License and Collaboration Agreements*.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and other costs associated with such proceedings are expensed as incurred. Except as described in Note 9, *License and Collaboration Agreements*,

we do not have any ongoing legal proceedings that, based on our estimates, could have a material effect on our consolidated financial statements.

13. Related Party Transactions

Agreements with Jeffrey Marrazzo

In February 2024, the Company entered into an advisory services agreement, or Marrazzo Agreement, with Jeffrey Marrazzo, a member of the board of directors. Under the Marrazzo Agreement, Mr. Marrazzo agreed to provide certain professional services to the Company separate from and in addition to his service as a member of our board of directors. For his services, the Company agreed to pay Mr. Marrazzo an annual fee of $50,000 per year in addition to the grant of an option to purchase 250,000 shares of the Company's common stock, which has a grant date fair value of $1.5 million. The Marrazzo Agreement expired in February 2025.

Additionally, Mr. Marrazzo and the Company entered into an executive chair agreement, or the Executive Chair Agreement, in May 2025. Under the Executive Chair Agreement, Mr. Marrazzo agreed to provide services as the executive chair of our board of directors, and the Company agreed to pay Mr. Marrazzo an annual fee of $100,000 per year in addition to the grant of options to purchase a total of 1,000,000 shares of the Company's common stock consisting of (i) a time-based option to purchase 500,000 shares, (ii) a performance-based option to purchase 200,000 shares, and (iii) a market-based option to purchase 300,000 shares. The grant of options has a aggregate grant date fair value of $1.0 million.

The Executive Chair Agreement will continue indefinitely until terminated in accordance with its terms. If the Executive Chair Agreement is terminated between six-months and one-year of its effective date, a minimum of 250,000 shares subject to the time-based option will vest.

In the event of a Sale Event (as defined in the 2022 Plan), all of the then-outstanding and unvested portions of the time-based option, 50% of the then-outstanding and unvested portions of the performance-based option, and any of the then-outstanding and unvested portions of the market-based option for which the applicable stock-price milestone has been satisfied in connection with the Sale Event, will become vested and exercisable.

Bristol-Myers Squibb

In September 2024, the Company and BMS, a related party, entered into the BMS Collaboration Agreement and the BMS Purchase Agreement. BMS is a related party due to its share of ownership of the Company. For amounts recognized under the BMS Collaboration Agreement, refer to Note 9, *Licenses and Collaboration Agreements*.

PRIME MEDICINE, INC.
CORPORATE AND OTHER INFORMATION

Board of Directors

Michael Kelly
Director, Class I
Founder & President, Sentry Hill Partners, LLC

David Schenkein, M.D.
Director, Class I
Partner, GV, Alphabet Inc.

Wendy Chung, M.D., Ph.D.
Director, Class II
Chair of Pediatrics, Boston Children's Hospital

Kaye Foster
Director, Class II
Senior Advisor, Boston Consulting Group

Jeffrey Marrazzo
Director, Class II
Co-Founder, Spark Therapeutics, Inc.

Allan Reine, M.D.
Chief Executive Officer and Director, Class II

Thomas Cahill, M.D., Ph.D.
Director, Class III
Founder and Managing Partner, Newpath Partners

Robert Nelsen
Director, Class III
Co-Founder, ARCH Venture Partners, L.P.

Executive Officers

Allan Reine, M.D.
Chief Executive Officer

Ann Lee, Ph.D.
Chief Technical Officer

Svetlana Makhni
Chief Financial Officer

Form 10-K Report

Our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission, except for exhibits, is printed as part of this Annual Report. Additional copies are available without charge upon written request.

Please address all requests to:
Prime Medicine, Inc.
Attn: Secretary
60 First Street
Cambridge, MA 02141